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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14A

PROXY STATEMENT PURSUANT TO SECTION 14(a)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)

☑ Filed by the Registrant ☐ Filed by a Party other than the Registrant

Check the appropriate box:	
☐	Preliminary Proxy Statement
☐	**Confidential, for Use of the Commission Only (as permitted by Rule 14A-6(E)(2))**
☑	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material under §240.14a-12

PINNACLE WEST CAPITAL CORPORATION

PINNACLE WEST CAPITAL CORPORATION

(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):	
☑	**No fee required.**
☐	**Fee paid previously with preliminary materials.**
☐	**Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11.**



SUCCEEDING TOGETHER

2024 PROXY STATEMENT

PINNACLE WEST CAPITAL CORPORATION

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Our customers know they can count on us to power their lives and businesses. Our job is to continue the excellent service Arizonans have come to expect by making responsible, necessary investments to:

Ensure Reliability

Maintain Affordability

Secure a Clean, Balanced Energy Supply

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About Pinnacle West

Who We Are

We are Pinnacle West Capital Corporation ("Pinnacle West," "PNW" or the "Company"). We are an investor-owned electric utility holding company based in Phoenix, Arizona, with consolidated assets of nearly $25 billion as of December 31, 2023. For almost 140 years, Pinnacle West, through our affiliates, has provided energy and energy-related products to people and businesses throughout Arizona. Our success enables us to reinvest in our home state's growth and give back to our communities, enhancing Arizona's continued economic and cultural vitality.

Pinnacle West derives essentially all of our revenues and earnings from our principal subsidiary, Arizona Public Service Company ("APS"). APS is a wholly owned, vertically integrated electric utility that provides either retail or wholesale electric service to most of the state of Arizona. APS is also the operator and co-owner of the Palo Verde Generating Station – a primary source of clean electricity for the Southwest and currently the largest power producer in the United States.

aps

APS serves about 1.4 million homes and businesses in 11 of Arizona's 15 counties, and is a leader in delivering affordable, clean and reliable energy in the Southwest.

PINNACLE WEST
CAPITAL CORPORATION

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A Message from Our Chairman, President and CEO



Jeffrey B. Guldner
Chairman of the Board, President
and Chief Executive Officer

To our Shareholders:

On behalf of our Board of Directors, management, and employees, I invite you to participate in our 2024 Annual Meeting of Shareholders. The meeting will be held at 1:30 p.m. (EDT), Wednesday, May 22, 2024. Details regarding how to attend the meeting and the business to be conducted are in the accompanying Notice of Annual Meeting and Proxy Statement.

2023 Highlights

Your Company had many success stories in 2023 and I am proud of our accomplishments. My letter in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 will provide you the details of some of our accomplishments, but a few that I would like to specifically mention here are:

- our outstanding operational performance, including the fact that Palo Verde Generating Station attained its 32nd consecutive year as the nation's largest power producer, all of it carbon-free;
- the significant increase in customer satisfaction, including the improvement in our J.D. Power rankings in which APS ranked in the second quartile of large investor-owned utilities for both business and residential customers in 2023;
- the strengthening of our financials, including minimizing shareholder impact from the 2019 rate case decision by deferring any equity issuance, managing costs and capital allocation, and sustaining dividend growth; and

- the outstanding performance by our employees. In the Summer of 2023, Arizona had a record 22 days of temperatures 115 degrees or higher and 55 days above 110 degrees. On July 15, 2023, customers shattered the all-time Company record with a peak demand of 8,162 MWs and exceeded the 2020 record of 7,660 MWs on 18 different days in July and August of 2023. All the while, our employees kept the power flowing and the lights on – consistently delivering on our promise of safely providing reliable service.

You should be proud of what your Company accomplished in 2023.

Rate Case Outcome

In 2022 and 2023, we progressed through a new rate case which overall culminated in a constructive outcome. You can read more about the rate case outcome in the Proxy Statement on page 5. The resulting outcome of this rate case will have multiple constructive impacts for the Company, including allowing us to continue to invest in the growth of the state, deliver affordable and reliable power to our customers, and improve shareholder value. However, we are still mindful that we continue to face challenges from lagging historical costs due to rising interest rates and inflationary pressures. We look forward to working with the Arizona Corporation Commission on addressing these lagging costs in the near future.

The APS Promise and the 10-Year Strategic Plan

The APS Promise sets forth our purpose, our vision and our mission:

- Purpose: As Arizona stewards, we do what is right for the people and prosperity of our state.
- Vision: Create a sustainable energy future for Arizona.
- Mission: Serve our customers with clean, reliable, and affordable energy.

You can read more about the APS Promise on the inside back cover of this Proxy Statement.

Our 10-Year Strategic Plan outlines how we will deliver on the APS Promise. You can read more about the Plan on page 64 of this Proxy Statement. In 2023, we continued our focus on categorizing our strategy and business planning ambitions into two different time horizons:

- Today-forward, where we focus on near-term execution to maximize the potential of our current business with metrics that focus on today and now. In our today-forward planning, we look at numerous factors, including our corporate and business unit plans, our tiered metrics, the Company's position on key issues and topics, and our strategic initiatives.
- Future-back, where we look at how we change the business over the next decade in order to execute on our Vision and Mission. In our future-back planning, we focus on our long-term strategies and risks, we engage in future state scenario planning, and we scan the external environment for opportunities and risks related to our business model.

Your leadership team recognizes that Arizona is in the midst of a transformation. Our state's population continues to grow, especially in Maricopa County, and Phoenix is booming as a vibrant commercial hub in the Southwest region, attracting an influx of new residents and businesses, with large industrial customers and data centers continuing to express interest in the Valley. At the same time, our customers' needs and preferences are evolving, including increased demand for innovative demand-side programs and options to purchase clean energy directly. We continue to review, refine, and implement our strategic plan to meet the opportunities and challenges presented by the growth in our state and our customers' choices, expectations, and satisfaction. We believe this strategic approach and focus will drive shareholder value.

Board of Directors

I want to thank the Board of Directors for their outstanding support in 2023. Our Board of Directors plays a vital role in establishing our corporate strategy. I can assure you that our Board is extremely thoughtful and engaged in our Company, our strategy, and our performance.

As we noted last year, Kathy Munro will be retiring from the Board at the Annual Meeting. I want to personally thank her for the guidance, knowledge, and expertise that she has brought to the Board and to the leadership team over the years. We are a stronger Company thanks to her service as a director.

Finally, your vote is important to us. Whether or not you plan to participate in the Annual Meeting, we encourage you to vote promptly. You may vote on the internet; by telephone; or by completing, signing, dating, and returning a Proxy Card or Voting Instruction Form.

Thank you for your investment and continued support of Pinnacle West.

Sincerely,

Jeffrey B. Guldner
Chairman of the Board, President
and Chief Executive Officer

A Message from Our Independent Directors

Dear Fellow Shareholders,

As Independent Directors, we are committed to sound governance principles, and are focused on ensuring long term value for our shareholders as Pinnacle West makes progress toward our clean energy goals, while improving customer satisfaction, ensuring reliability and affordability. Below we highlight a few areas of focus for 2023.

Oversight of Strategy

The energy industry is rapidly changing, largely in part due to the development of new technologies, as well as an emphasis on clean energy by customers, investors, and other stakeholders. The energy landscape in Arizona is experiencing unprecedented load growth and increases in demand for energy. At our Board meetings and during our Strategic Retreat, we engaged with the management team in robust discussions about overall strategy, business priorities, long-term risks, and growth opportunities. The Today-Forward and Future-Back strategic framework allows the Board to actively monitor the changing landscape, while focusing on shareholder returns, customer experience and satisfaction, system reliability, resiliency, and affordability.

Risk and Risk Management

Risk, and risk management, are issues that the Board reviews on a regular basis. As you will note on page 39 of the Proxy Statement, the Board engages in detailed risk review discussions with the management team, as well as the employee subject matter experts when appropriate. In 2023, we also engaged in a thorough and comprehensive review of the risks identified in this Proxy Statement and other risks identified by the Company as its top risks. We understand that a critical role of the Board is risk oversight; be assured it is a priority for the Board and one that we actively address.

Improved Regulatory Outcome

In the last two years, one of the Company's strategic initiatives was to achieve more productive outcomes from the Arizona Corporation Commission by enhancing our engagement with commissioners and other stakeholders. This strategy was a thoughtful undertaking by the management team, fully supported by the Board. Management’s engagement strategy has resulted in a number of favorable decisions for APS in the last year and you can read more about these outcomes in Jeff's letter in the Annual Report. We will maintain our focus on this engagement strategy and support management's efforts to improve outcomes with the Arizona Corporation Commission so that we can invest in the infrastructure needed to support Arizona's growth while delivering reliable and affordable power and improving shareholder value.

Shareholder Outreach

What our investors think is very important to us. We support management's efforts to engage with a broad set of stakeholders throughout the year, and the independent directors stand ready to engage with our investors as well. We appreciate your perspectives and we review your comments and feedback and incorporate them into our decision making.

Board Composition

Board composition is one of our most important responsibilities, and it is clear that our succession planning approach to Board membership is working successfully and as planned. In 2023, Dale Klein, former Chair of the Nuclear Regulatory Commission, retired from the Board. We retained the nuclear expertise with the addition of Kristine Svinicki, also a former Chair of the Nuclear Regulatory Commission. This is indicative of our approach to Board membership, showing that we are looking at, and planning for, the current and future areas of expertise that will be needed to best serve the Company and its shareholders.

We believe in the business value of having diverse perspectives in the boardroom. We are deliberate in ensuring we have the right mix of perspectives, skills, and expertise to address the Company's current and future needs.

Sadly, we will be saying goodbye to Kathy Munro at the 2024 Annual Meeting of Shareholders. Kathy has been a leader, mentor, and phenomenal asset to Pinnacle West and its shareholders. We will miss her guidance and expertise. Paula Sims, a proven leader with utility experience, has taken on the role of Lead Director and Chairman of the Corporate Governance and Public Responsibility Committee. We made a few other important changes to our Board leadership structure in 2023. Bill Spence took over the role of Chairman of the Nuclear and Operating Committee, and Jim Trevathan is now Chairman of the Finance Committee. Both individuals bring experience, expertise, and new perspectives to their committees.

Thank you for the trust you place in us. The Board is engaged and committed to our common goal of creating enduring, long-term value for customers, employees, and shareholders alike.

Sincerely,

Glynis A. Bryan

Gonzalo A. de la Melena, Jr.

Richard P. Fox

Kathryn L. Munro

Bruce J. Nordstrom

Paula J. Sims

William H. Spence

Kristine L. Svinicki

James E. Trevathan, Jr.

TABLE OF CONTENTS

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This Proxy Statement contains forward-looking statements based on current expectations, including statements regarding our financial outlook and goals, operating performance and events or developments that we expect or anticipate will occur in the future. These forward-looking statements are often identified by words such as “estimate,” “predict,” “may,” “believe,” “plan,” “expect,” “require,” “intend,” “assume,” “project,” “anticipate,” “goal,” “seek,” “strategy,” “likely,” “should,” “will,” “could,” and similar words. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. Management believes that these forward-looking statements are reasonable as and when made. Because actual results may differ materially from expectations, we caution readers not to place undue reliance on these statements. A number of factors could cause future results to differ materially from historical results, or from outcomes currently expected or sought by the Company. These and other factors are discussed in our Annual Report on Form 10-K for the year ended December 31, 2023 along with our other public filings with the Securities and Exchange Commission, which readers should review carefully. The Company does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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INDEX OF FREQUENTLY REQUESTED INFORMATION

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Notice of the 2024 Annual Meeting of Shareholders

VOTING ITEMS

1. To elect nine Directors to serve until the 2025 Annual Meeting of Shareholders

   ✓ **FOR** each Director nominee

2. To hold an advisory vote to approve executive compensation

   ✓ **FOR**

3. To ratify the appointment of our independent registered public accounting firm for the year ending December 31, 2024

   ✓ **FOR**

May 22, 2024
1:30 p.m. Eastern Daylight Time

EXECUTIVE OFFICES ADDRESS:
PINNACLE WEST CAPITAL CORPORATION
Post Office Box 53999
Phoenix, Arizona 85072-3999

DATE AND TIME
Wednesday, May 22, 2024
at 1:30 p.m. Eastern Daylight Time

LOCATION
Online at www.virtualshareholdermeeting.com/PNW

WHO CAN VOTE
All shareholders of record at the close of business on March 14, 2024, are entitled to notice of and to vote at the Annual Meeting

ADVANCE VOTING METHODS

INTERNET
www.proxyvote.com

TELEPHONE
1-800-690-6903

MAIL
Mark, sign, date, and mail your Proxy Card or Voting Instruction Form (a postage-paid envelope is provided for mailing in the United States)

Your vote is important. Whether you plan to participate in the Annual Meeting or not, please promptly vote by telephone, via the internet, by Proxy Card, or by Voting Instruction Form.

By order of the Board of Directors,



Diane Wood
Corporate Secretary
April 4, 2024

The Proxy Statement and form of proxy are first being made available to shareholders on or about April 4, 2024.

Proposals to be Voted Upon

Proposal	Board Recommendation	Page Reference
1. Election of Directors The Board of Directors and the Corporate Governance and Public Responsibility Committee believe that the nine nominees possess the skills and experience necessary to serve on the Board and have concluded that each nominee is qualified to serve as Director.	✓ FOR	44
2. Advisory Vote on Executive Compensation The Company has designed its executive compensation program to align executives' interests with those of our shareholders, make executives accountable for business and individual performance by putting pay at risk, and attract, retain, and reward the executive talent required to achieve our corporate objectives and to increase long-term shareholder value. We believe that our compensation policies and practices promote a pay-at-risk philosophy and, as such, are aligned with the interests of our shareholders.	✓ FOR	59
3. Ratification of the Appointment of Deloitte & Touche LLP ("D&T") as the Independent Registered Public Accounting Firm for the Company The Audit Committee has discussed the qualifications and performance of D&T and believes that the continued retention of D&T to serve as the Company's independent registered public accounting firm is in the best interest of the Company and its shareholders.	✓ FOR	115

Proxy Statement Summary

The Value We Create

The APS Promise

Our Purpose

As Arizona stewards, we do what is right for the people and prosperity of our state.

Our Vision

Create a sustainable energy future for Arizona.

Our Mission

Serve our customers with clean, reliable, and affordable energy.

Our Principles

The culture and behaviors that will enable us to fulfill our **Purpose, Vision, and Mission:**

Design for Tomorrow
See the Way Forward
Innovate with Courage
Value Learning

Empower Each Other
Embrace Diverse Perspectives
Challenge Respectfully
Unite as One Team

Succeed Together
Create Clarity
Anchor in Safety
Deliver for the Community

Our Strategy

How we will execute our Mission to achieve our Vision.

Long-term issues and priority areas of focus for our business over the next ten years:

- focus on customer experience and community stewardship;
- support an evolving workforce;
- decarbonize and manage generation resources;
- achieve a constructive regulatory environment; and
- ensure long-term financial health.

Strategies and Goals

Actions and targets that guide resources and efforts to address our long-term issues:

Business Plan — defines how each business unit executes our strategy.

Performance Ambitions — defines the enterprise-wide priorities across both “run” and “change” the business activities over a five-year period.

Tiered Metrics — provides a clear look at what the Company is trying to accomplish by measuring what matters.

Performance Management — recognizes and rewards the individual contributions to priority work.

The Value We Create for Our Stakeholders

Financial

Creating long-term value for our shareholders is dependent upon having the right strategy to drive our operational performance. We recognize the links between strong customer satisfaction, a constructive regulatory environment, and financial health and stability. To support future value creation for our shareholders, we are committed to enhancing our customer focus and improving our regulatory relationships. In addition, our strong customer growth and clean energy investments contribute to our potential to continue to build shareholder value.

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Customers

Customers are at the core of what we do every day at APS and we are committed to providing options that make it easier for them to do business with us. Recognizing that creating customer value is inextricably linked to increasing shareholder value, our focus remains on our customers and our goal of achieving an industry-leading customer experience.

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Employees

Our more than 6,000 dedicated employees strengthen our Company with their skills, experience, and diverse perspectives. We recognize that the next generation of employees has its own unique career expectations, and we are taking steps to support changing needs and priorities. We also continue to develop new strategies to attract and retain our highly-skilled employees and ensure they remain engaged during this time of change.

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Environment

APS demonstrates commitment to its role as a leader in environmental and sustainability stewardship by establishing sound environmental policies, managing environmental risks, implementing environmental management systems and driving the adoption of sustainable practices. Anchored by our Clean Energy Commitment to provide 100% clean, carbon-free electricity by 2050, our sustainability initiatives also include ensuring adequate water security, waste management, and biodiversity.

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Communities

In addition to powering Arizona, we empower communities across Arizona through programs and partnerships dedicated to improving the lives of Arizonans. We not only invest in the communities where we do business, we also focus on building meaningful relationships, which help us manage our social, economic, and environmental impact.

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Financial Highlights

Shareholder Value

Our management team is committed to increasing shareholder value as one of our top priorities. In 2023, we continued to face significant financial challenges, resulting from an unfavorable rate case decision implemented in December 2021. That decision by the Arizona Corporation Commission ("ACC") led the Company to reset its financial outlook. In response to the decision, we committed to minimizing shareholder impact by deferring equity issuances, managing costs and capital allocation, and sustaining dividend growth. We also appealed portions of the rate case decision. We received a constructive appellate court decision that reversed a disallowance of recovery for required investments in pollution control equipment at our Four Corners Power Plant ("Four Corners") and began recovering those costs in July 2023. The results of the appeal, combined with favorable weather, resulted in our total shareholder return ("TSR") outperforming the Edison Electric Institute Index ("EEI Index") in 2023. Our 2023 TSR was -1.15% compared to the EEI Index performance of -8.70%. The Company believes that the negative TSRs were attributable, in part, to the fact that utilities were the worst performing sector in 2023, largely due to negative sentiment associated with rising interest rates and inflationary pressures. This is different than the chart below which depicts the TSR of $100 invested as of December 31, 2018 through December 31, 2023, with dividends reinvested. Both the EEI Index and S&P 500 outperformed our TSR from 2018-2023, although our annual TSR has improved since 2022.

Total Shareholder Return*
($)


250
200
150
100
2018
2019
2020
2021
2022
2023
Pinnacle West Common Stock
S&P 500 Index
Edison Electric Institute Index

* Value of $100 invested as of December 31, 2018, with dividends reinvested.

In 2022 and 2023, we progressed through a new rate case which culminated in a constructive outcome and $253.4 million dollar net revenue increase effective March 2024. We believe this increase will meet customer needs by ensuring grid reliability and resiliency and has improved our return on equity to 9.55% with a 0.25% fair value increment enabling us to strengthen the electric grid and support Arizona's growing demand for energy. We believe this balanced rate case outcome will have multiple constructive impacts for the Company, including allowing us to continue to invest in the growth of Arizona, deliver affordable and reliable power to our customers, and improve shareholder value. However, even with this net revenue increase, we continue to face challenges from lagging historical costs due to rising interest rates and inflationary pressures. We look forward to working with the ACC on addressing these lagging costs in the near future. We are committed to continuing to cultivate robust communication and collaboration with the ACC and other stakeholders to find constructive solutions that support our customers while maintaining the financial health of our Company. We believe we have the right strategy and team in place to meet our near-term goals and deliver long-term shareholder value.

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2023 Financial and Operating Highlights

- PNW **increased its dividend for the 12th consecutive year**.
- As a direct outcome of favorable weather and the constructive outcome of the general rate case appeal, PNW ended 2023 with **earnings above budgeted expectations**.
- Provided reliable, affordable, and clean energy to serve our customers during a record-breaking summer that **exceeded previous all-time peak load 18 times, setting a new all-time peak customer demand of 8,162 MWs** on July 15, 2023.
- Our supply chain organization **mitigated rising costs** through securing long-term pricing with strategic suppliers.
- **Maintained grid reliability and minimized customer costs** by utilizing existing real-time markets and continuing to evaluate additional market steps, including day ahead market participation and a regional resource adequacy construct.
- **Demonstrated resilience and reliability** by ending the year significantly better than industry top quartile performance, despite experiencing the hottest July on record of any U.S. city.
- Non-nuclear generation units **performed exceptionally well** during the crucial summer run, with a summertime equivalent availability factor of 93.4% and start up reliability of 99.7%.
- Added **351 MWs of clean energy to the APS owned generation fleet** with 150 MWs of solar and 201 MWs of batteries placed in service in 2023.

Customer Highlights

Recognizing that creating customer value is inextricably linked to increasing shareholder value, our focus remains on our customers and our goal of achieving an industry-leading customer experience. Since 2020, our multi-year objective has included incrementally improving our J.D. Power ("JDP") residential and business customer satisfaction ratings from the fourth to the first quartile of our peer set. Our JDP Residential rankings for overall customer satisfaction have improved annually, finishing 2023 ranked in the second quartile among large investor-owned utilities. In fact, residential customers ranked APS second in the peer set for both "Perfect Power" (no brief or lengthy outages) and "Phone Customer Care". Business customer satisfaction finished the year ranked in the second quartile of utilities nationally.

Customer Care Center

Our residential customers can contact us anytime - day or night - through our 24/7 Customer Care Center. In 2023, our call center performed at industry leading service levels with associates answering 77% of more than 1.6 million calls in 30 seconds or less. We also experienced growth in online transactions and engagements through both English and Spanish digital customer platforms, including website, mobile app, text, and email alerts and notifications. Through our website and mobile app, customers completed nearly 60 million transactions and engagements in 2023. Digital Customer Care ended the year squarely in the second quartile for JDP satisfaction.

Customer Advisory Board

Formed in 2020 and made up of a cross-section of residential customers, this group met five times in 2023 to inform the Company of customer needs, wants, and perspectives on a variety of topics, including several APS programs, clean energy, and outage experience. The Customer Advisory Board's input helped shape communications to customers as well as related program development and execution.

Customer Experience Strategy Council

In 2021, we initiated an organization-wide customer experience strategy council designed to further drive a customer-centric culture, deliver more frictionless customer experiences, and improve JDP satisfaction performance. Through this and other ongoing initiatives, we continued to improve our customers' experiences in 2023 by:

- **improving the ease-of-use of our automated phone system** and advancing phone advisor soft skill development through updated training curriculum;
- adding 1,100+ in-person payment locations, as well as **introducing new customer payment channels**, including Google and Apple Pay;
- implementing **numerous aps.com enhancements**, including improving page-loading speeds, adding user-friendly dashboards, and making content more simple, relevant, and useful;
- **enhancing customer touchpoints** throughout the outage journey and continuing to improve the functionality of our online outage center;
- continuing to **communicate with customers in their preferred channels** about topics that matter most to them, including reliability, energy-efficiency, financial assistance, the environment, and programs that enable them to design their own personalized energy experience; and
- continuing to **focus on employee learning, training, tools, and resources** to ensure all employees understood their role in our customers' experiences.

Limited Income Offerings

We have assistance programs and direct customers to state and local assistance programs that provide discounts to qualified limited-income customers, as well as other non-income based assistance programs for customers struggling to pay their bills, including flexible payment arrangements and emergency utility bill assistance and, to ensure our most vulnerable customers are connected to these programs, we train and partner with more than 100 community action agencies.

These programs include:

- **Crisis Bill Assistance.** Qualified customers experiencing an unplanned major expense or an unexpected reduction in income can receive up to $1,000 a year to cover current or past due APS bills through the Crisis Bill Assistance program. This assistance provides approximately $2.5 million in annual funding.
- **Energy Support.** Our Energy Support program gives qualified, limited-income customers a 25% discount or a 35% discount (if someone in the home has a life-threatening illness or uses critical medical equipment that requires electricity) on their bill each month. In 2023, more than 76,800 customers were enrolled in the program, providing approximately $36.9 million in discounts.
- **Customer Support Fund.** Call Center advisors were able to provide $100 in utility bill assistance for customers struggling to pay their bill and experiencing a hardship. In total, this fund helped approximately 16,000 customers in 2023.
- **Project Share.** This program encourages our customers and employees to make tax-deductible contributions through their monthly electric bills and employee paychecks, respectively. In addition, we match employee contributions dollar-for-dollar. All contributions are then administered by the Salvation Army to help customers who find themselves in a financial crisis pay their utility bills.
- **Safety Net and Guest Role.** These programs allow customers to designate a friend or relative to receive a copy of their monthly APS bill and to serve as a reminder when payment is due and/or be notified if the account becomes past due. Also, individuals designated as “Guest Roles” can access account information with options to make payments and compare service plans.
- **Payment Arrangements.** APS is committed to working with customers who continue to make good faith efforts to get current on their bills through partial or full payments, revised payment arrangements, and/or customer assistance. To help customers continue to pay down their outstanding balances and avoid disconnection, APS modified 339,000 payment arrangements in 2023.
- **State and Local Assistance.** There were several additional assistance programs through Arizona in 2023 for qualified customers, including the Low-Income Housing Energy Assistance Program that works with Community Action Programs and other local providers to lower energy costs for customers struggling to pay their energy bills, as well as Emergency Rental Assistance Program, Housing Assistance Fund, and more. In 2023, 41,700 customers received $28.2 million in bill assistance from these sources.

Employee Highlights

Our more than 6,000 dedicated employees strengthen our Company with their skills, experience, and diverse perspectives. Human capital measures and objectives that our Company focuses on to manage our business include employee safety, inclusion and belonging, succession planning, hiring and retention of talent, compensation and benefits, and employee engagement.

Focused on Our People

Our Company seeks to attract, retain, and create a productive work environment for all employees. We believe the strength, talent, and commitment of our employees are significant contributors to our Company's success.

Talent Strategy

- **Internship programs:** 57 summer internships were completed in 2023, 67% of interns were diverse, based on race, ethnicity, or gender
- **Apprentice programs:** 130[1] apprentices in the programs, 36 of whom were hired into the programs in 2023
- **Incoming engineer programs:** Legacy Engineer Program (Palo Verde Generating Station ("PVGS")); Rotational Engineer Program (Transmission and Distribution)
- **Enhanced recruitment marketing:** Improved marketing collateral and increased job advertising (externally and internally) to attract top talent and create greater awareness of career opportunities available to employees
- **Strong commitment to our communities:** Filled 121 Customer Care Center Associate I in 2023 roles utilizing community organizations and partnerships as talent sources. All hires were Arizona residents. Continued to support talent programs that support Arizona and aim to increase our diversity, such as the U.S. Department of Defense SkillBridge veteran hiring program, ElevateEdAZ Job Shadow Program for high school students, and the Arizona Latino Student Mentorship Program

Retention

- **Robust employee engagement**, including **11 Employee Network Groups ("ENG")** (see page 12 of this Proxy Statement to learn more about the variety of ENGs available)
- Average **employee tenure of 11.64 years** due to strong talent strategy and an engaged workforce
- Total **turnover for 2023 was 8.2%**, about one-third of which were related to retirements
- **Annual employee experience and focused quarterly pulse surveys** allow us to gather employee feedback, identify opportunities for improvement, and take meaningful action in response to survey results
- Actions taken in response to the surveys focus on improvements in targeted areas. Examples include improving communication between employees and leadership, improving internal processes, and employee recognition

Development and Succession Planning

- **Graduated 152 employees** from our leadership academies in 2023
- Conducted annual and **ongoing succession planning conversations** to support successor talent identification, development, and transition
- Supported our modern learning culture by continuing to offer **on-demand learning** to our leaders and program participants who collectively completed over 9,500 development modules

(1) As of June 30, 2023.

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Inclusion and Belonging

At APS, we believe that belonging matters. When we feel seen, heard, and valued, we can more effectively unite behind our APS Promise. You can find more information on the APS Promise on the inside back cover of this Proxy Statement. We create this sense of belonging through our commitment to inclusion.

Inclusion at APS involves taking deliberate action to embrace the unique perspectives of each employee. True inclusion brings greater appreciation for our diversity. This allows us to equitably leverage our powerful workforce so we can succeed together to bring our APS Promise to life.

Employee diversity:[1]

- **35%** are ethnically or racially diverse
- **26%** are female
- **14%** are veterans

New hires in 2023:

- **42%** were ethnically or racially diverse
- **35%** were female
- **8%** were veterans

39% of all officers are female[1]

18% of all officers are ethnically or racially diverse[1]

- We are a few years into the Inclusion and Belonging Strategy that we launched in 2021. Key activities include:
  - bringing inclusive leadership education to officers, senior leaders, business unit leadership teams, and other stakeholders, covering topics such as cultural competence and unconscious bias;
  - developing and launching self-paced modules for all employees, explaining how cultural competence drives inclusion of diverse groups;
  - conducting cultural competence assessments with our inclusion council groups and other key stakeholders; and
  - holding listening sessions with employees to learn about what matters most to them.

(1) As of December 31, 2023.

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Our Key Areas of Focus

Alignment and Accountability

Inclusion Education and Dialogue — Create experiential learning to ensure alignment around relevant concepts across the organization

Governance and Influence — Build governance structure to ensure alignment and accountability

Analytics — Extract data-driven insights to shape our approach and monitor progress through meaningful measures

Policies and Practices — Assess and revise internal policies and practices to ensure equity

Workforce Evolution

Talent Acquisition — Analyze and evolve current recruiting and selection processes to improve external diverse hiring

Talent Development, Performance, and Succession — Assess existing talent processes to ensure equity and improve diverse representation among leadership

Workforce Development — Explore our current activities and create clarity and ownership for developing talent pipelines to create a diverse workforce for the future

Leveraging Connections

ENG — Evolve our ENGs to increasingly serve as business resources over time

Employee Communication and Events — Visibly demonstrate our commitment to diversity, expose employees to different cultures and perspectives, and recognize key occasions

Internal Partnerships — Partner with key internal stakeholder groups to ensure an integrated and aligned approach

External Partnerships and Recognition — Partner with external organizations to benchmark, innovate, and be recognized for our inclusion efforts

Employee Network Groups

To encourage employees to challenge themselves, develop additional skills, and advance within their chosen fields, the Company supports 11 employee networks that enable employees to connect with one another and promote career development:

The African American Network for Diversity and Inclusion's mission is to create a collaborative and highly-engaged network of African-American employees that promote the interests of AANDI, its strategic initiatives, and the values of APS.

The Lesbian, Gay, Bisexual & Transgender Alliance's mission is to empower inclusion through community, support, and education.

The Veteran Engagement, Transition & Retention Network's mission is to develop opportunities benefiting our honored Arizona veterans. We strive to promote their service to our country, leadership skills, and the achievements of veterans in the organization.

Women in Search of Excellence's mission is to build a community at APS to further develop women as they achieve their personal and professional excellence.

Palo Verde Young Generation in Nuclear's mission is to unite young professionals for the purpose of strengthening its community by focusing on the success of nuclear technology.

Palo Verde Women in Nuclear's mission is to promote an environment in which all employees are able to succeed while working to encourage public awareness about nuclear energy.

The Native American Network Organization's mission is to attract and develop Native American talent by providing professional development opportunities, assisting in recruiting and retention, and encouraging community development.

NextGen's mission is to unite professionals new to the utility industry by providing professional development opportunities, enhance recruitment and retention, and organize community outreach programs.

The Hispanic Organization for Leadership and Advancement promotes a culture of inclusiveness and community stewardship across APS, as well as develops high-performing leaders in pursuit of operational excellence and continuous self-improvement.

Links' mission is to connect experienced employees with opportunities for development, networking, and engagement.

AsPIRE is dedicated to promoting awareness and understanding of the Asian American and Pacific Islander ("AAPI") community and culture; advocating for diversity and inclusion in the workplace; and providing support and resources for AAPI employees to thrive and succeed in their careers.

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Environmental Highlights

Through our Clean Energy Commitment, we are dedicated to providing clean, reliable, and affordable electricity in order to achieve a sustainable future for our Company and our customers.

Recognition

- Pinnacle West maintained its **"AA" rating from MSCI** (as of February 10, 2024).
- On the list of **Top 100 Green Utilities** from Energy Intelligence for the fifth year in a row.

Energy Innovation

APS is in the midst of one of the **greatest periods of change in our Company's nearly 140 year history.**

- **Over 1,400 MW** of utility scale renewable capacity today
- Plan to add more than **2,500 MW of additional clean energy technologies**, including solar and storage, by 2027

Our **11 grid-scale** solar plants are powered by more than **1.6 million solar panels**

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APS Clean Energy Commitment

Our Commitment: 100% Clean Energy by 2050

We have set a bold, three-part goal to provide a clean energy future for our customers:

- a 2050 goal to provide 100% clean, carbon-free electricity;
- a 2031 commitment to exit from coal-fired generation; and
- a 2030 target to achieve a resource mix that is 65% clean energy, with 45% of the generation portfolio coming from renewable energy.

A Clean Economic Future

- Our clean energy plan will be guided by sound science and focused on achieving environmental and economic gains — all while maintaining affordable, reliable service for our customers.
- Collaboration with customers, regulators and other stakeholders is key to our plan's ultimate success. We look forward to working alongside those who believe in this vision to move forward together to keep Arizona clean, beautiful and thriving.

Pathways to 100% Clean

Policy Decisions

Support policy decisions that leverage market-based technology and innovation to attract investment in Arizona

Electrification

Electrification will drive a cleaner environment and more energy-efficient operations throughout the economy

Existing Power Sources

Near-term use of natural gas until technological advances are available to maintain reliable service affordably

Modernization of the Electric Grid

Continue to advance infrastructure that is responsive and resilient while providing customers more choice and control

Evolving Market-Based Solutions

Participation in the Energy Imbalance Market ("EIM") provides access to clean energy resources while saving customers money

Energy Storage Solutions

Storage creates opportunities to take advantage of midday solar generation and better respond to peak demand

Clean Energy Pathway


2005
24%
2020
50%
2030
65%
(Estimated)
2050
100%
(Aspirational Goal)

Path Forward

Steady progress on our commitment:

- In 2023, deployed more than 83,800 residential thermostats with a demonstrated capability of shedding more than 135 MW of energy.
- In 2024, the Company expects to add 215 MW of utility-scale solar energy, 216 MW of wind energy, and more than 450 MW of energy storage.
- By 2027, APS will seek to add more than 6,000 MW of solar and wind power, coupled with battery storage, which would provide the greatest long-term value and affordability to customers.
- You can learn more about our Clean Energy Commitment at **www.aps.com/cleanenergy**.

Community Highlights

Our multifaceted approach to community engagement is grounded in our commitment to community development. We not only invest in the communities where we do business but also focus on building meaningful relationships, which help us manage our social, economic and environmental impact.

We use a variety of communication channels to develop dialogue in our communities, such as open houses, community summits, business forums and other special events. These enable us to gather feedback from participants, inform them about issues that affect their communities and APS, and identify issues and opportunities for action. We also develop strategic partnerships in areas such as diversity, inclusion and workforce development to advance social and economic goals.

Coal Communities Transition

The transition away from coal-fired power plants toward a clean energy future will pose unique economic challenges for the communities around these plants. We worked collaboratively with community leaders and stakeholders to propose a comprehensive **Coal Communities Transition Plan**. The proposed framework provides substantial financial and economic development support to build new economic opportunities and addresses a transition strategy for plant employees. We are committed to continuing our long-running partnership with the Navajo Nation in other areas as well, including expanding electrification and developing renewable projects on or near the Navajo nation. The ACC approved a portion of the plan in the 2019 rate case decision. No additional Coal Community Transition funding was approved in the 2022 rate case. As a result, funding to the Navajo Nation has already been provided in the amount of $11.51 million, and additional funding will be provided in the amount of $22.75 million from Pinnacle West and $5.83 million, which is the remaining portion of funding that was approved by the ACC in the 2019 rate case.

Community Engagement

At APS, we initiate and maintain relationships with stakeholders to understand our communities' needs and identify opportunities to build healthy and sustainable communities. Our External Affairs team collaborates with representatives from a wide range of community and government entities, including: state, county, municipal and tribal governments; military bases; school districts; nonprofits; business organizations; and public interest groups to maximize existing resources to address important community issues and opportunities.

In 2023, we hosted seven APS Energy Update meetings across our service area, with APS President Ted Geisler as the featured speaker. These meetings provided an opportunity to inform and educate stakeholders about our Company and have a direct exchange of ideas, perspectives, and gather feedback and concerns. In total, over 245 community leaders participated in these meetings, representing over 120 organizations in the nonprofit, government and private sectors.

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Philanthropy and Volunteerism

We are actively involved in the communities we serve. We partner with nonprofit organizations and community groups across the state to build a stronger, healthier Arizona. Our efforts include financial support, board service, and volunteer assistance. We **donated more than $10.2 million** to worthwhile causes in 2023. This includes our Corporate Giving program, which funds organizations that contribute to the growth and prosperity of Arizona, with a focus on arts and culture, education and employment, small business and entrepreneurship, environment, human services, and community development.

Giving back to our communities is an integral part of the APS culture, and our employees donate their time and talents to a wide range of charitable organizations and civic initiatives. In 2023, our **employees volunteered an estimated 79,286 hours,** both in-person and virtually, to causes important to them.

Our **employees sit on the boards of nearly 300 Arizona community and nonprofit organizations and industry groups.** Employee engagement of this kind not only assists those organizations, but also produces valuable human capital development, as volunteerism increases loyalty, performance, and job satisfaction while providing employees with professional development opportunities.

Other accomplishments for 2023 include:

- **employees pledged $2.1 million** to the 2023 Community Service Fund campaign (United Way) with the Company matching 25%, for a **total of $2.6 million**;
- for the sixth consecutive year, we supported Arizona teachers through our Supply My Class program, in which **500 Arizona K-12 teachers from 251 Title I schools** received $500 each to purchase much-needed classroom supplies, all hand-delivered by an APS employee or officer for the first time since the program's inception;
- through our partnership with Earn to Learn, **238 new scholarships were awarded to low-to moderate-income, post-secondary students** in the Phoenix and rural areas through a matched savings program;
- in partnership with key nonprofit partners, we expanded our heat relief strategy aimed at expanding assistance to vulnerable individuals during Arizona's hot summer months. In partnership with the Foundation for Senior Living, we **provided 44 vulnerable, limited-income households served by APS with emergency air conditioning repair or replacement** through the Healthy Homes Air Conditioning Program, an increase of 25% over last year and, through our partnership with Solari/211 and Lyft, we were able to **provide residents with more than 600 rides to cooling sites**;
- through strategic APS grants, in partnership with St. Vincent de Paul, Phoenix Industrial Development Authority, and others, over **400 individuals received rent and utility assistance, 269 individuals from downtown Phoenix homeless encampments received emergency shelter, and another 500 individuals transitioned into supportive and affordable permanent housing**;
- we **distributed nearly $55,000 through the Utilities Grant Program** to maximize support of communities impacted by coal plant transitions; and
- we continued our Community Tree Program aimed at increasing shade tree canopy cover in vulnerable communities, provided grants to 13 nonprofits, cities/towns and school districts, **planting 386 desert-adapted shade trees**.

Governance Highlights

Our strong corporate governance practices demonstrate the Board's commitment to enabling an effective structure to support the successful execution of our strategic priorities.

Board Independence

- **Independent Lead Director** role with clearly defined and robust responsibilities
- **Eight of our nine Director nominees are independent** and the members of all of the Board committees are independent



8/9
independent
Director nominees

Board Oversight

- Robust management **succession planning**
- Focused Board oversight of **strategy and risk**
- Thorough CEO performance oversight process

Board Performance

- **Annual Board, committee, and individual Director evaluations** and discussions with the Lead Director
- Director skills and experience necessary to provide **oversight of our strategy and operations**
- **Robust Board refreshment**, with Director retirement policy

Shareholder Rights

- **A group of 15% of our shareholders can call a special meeting ("Shareholder Special Meeting Rights")**
- **Annual elections** of all Directors with cumulative voting
- **No poison pill plan** or similar anti-takeover provision in place
- **No supermajority provisions** in our Articles of Incorporation or Bylaws
- **Proxy access rights** allow up to 20 shareholders owning 3% of our outstanding stock for at least 3 years to nominate up to 25% of the Board



Proxy Access

3% | 3 years | 25% of the Board

Compensation Governance

- **Shareholder feedback** informs compensation program design
- Substantial proportion of target compensation **is at risk** (85% for the CEO for 2023 and 73% for other NEOs for 2023)
- **Performance shares are tied to relative performance, ensuring long-term financial health and furthering our Clean Energy Commitment**
- **No excise tax gross-up provisions** in new or materially amended Change of Control Agreements with our NEOs
- **Anti-hedging policy** for all Directors, officers, and employees, and anti-pledging policy for all Directors and officers
- **Stock ownership guidelines** for all NEOs and Directors
- **Clawback policy** for our current and former executive officers that is compliant with the rules of the New York Stock Exchange ("NYSE"), covering short- and long-term incentive awards



100
80
60
40
20
0
96%
94%
94%
95%
95%
2019
2020
2021
2022
2023

Average shareholder support for our executive compensation program over the past five years has exceeded 94%. In 2023, shareholder support was 94.8%.

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Board Highlights

10	9	4	2	9.1 YEARS[1]
Directors	Independent	Women	Diverse Ethnicity	Average Tenure of Independent Directors

5	1	3
0-5 years	6-10 years	Over 10 years

	Name	Occupation	Age[2]	Director Since	Independent	Committees
	Glynis A. Bryan	Chief Financial Officer, Insight Enterprises, Inc.	65	2020	✓	A, FE, F, NO
	Gonzalo A. de la Melena, Jr.	Founder and Chief Executive Officer, Emerging Airport Adventures, LLC	55	2022	✓	A, HR, NO
	Richard P. Fox	Independent Consultant and former Managing Partner, Ernst & Young	76	2014	✓	A, CG, HR (Chair)
	Jeffrey B. Guldner	Chairman of the Board, President and Chief Executive Officer of PNW and Chairman of the Board and Chief Executive Officer of APS	58	2019		
	Kathryn L. Munro	Principal, BridgeWest, LLC	75	2000	✓	CG, F, HR
	Bruce J. Nordstrom	Of Counsel and CPA, Nordstrom & Associates, P.C.	74	2000	✓	A (Chair), FE, CG, F
	Paula J. Sims	Lead Director Retired Professor of Practice, University of North Carolina Kenan-Flager Business School, and Former Senior Vice President of Corporate Development and Improvement, Duke/ Progress Merger	62	2016	✓	CG (Chair), HR, NO
	William H. Spence	Former Chairman and Chief Executive Officer, PPL Corporation	67	2021	✓	CG, F, NO (Chair)
	Kristine L. Svinicki	Former Nuclear Regulatory Commission ("NRC") Chairman	57	2023	✓	A, NO
	James E. Trevathan, Jr.	Former Executive Vice President and Chief Operating Officer, Waste Management, Inc.	70	2018	✓	CG, F (Chair), HR

Committees

A Audit | CG Corporate Governance and Public Responsibility | F Finance | HR Human Resources | NO Nuclear and Operating | FE Financial Expert | ☐ Chair

(1) Tenure as of March 14, 2024.

(2) Directors' ages are as of February 21, 2024.

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Directors' Key Skills and Experience

	Glynis A. Bryan	Gonzalo A. de la Melena, Jr.	Richard P. Fox	Jeffrey B. Guldner ■	Kathryn L. Munro	Bruce J. Nordstrom	Paula J. Sims ■	William H. Spence	Kristine L. Svinicki	James E. Trevathan, Jr.
DIVERSITY										
Gender or Ethnicity	✓	✓			✓		✓		✓	
FINANCE AND ACCOUNTING										
Audit Expertise	✓		✓			✓				
Finance/Capital Allocation	✓	✓	✓		✓	✓		✓	✓	
Financial Literacy and Accounting	✓	✓	✓			✓	✓		✓	✓
BUSINESS OPERATIONS AND STRATEGY										
Business Strategy	✓	✓		✓	✓	✓				
Complex Operations Experience	✓						✓	✓		✓
Corporate Governance			✓		✓	✓	✓	✓		✓
Customer Perspectives		✓	✓	✓		✓				✓
Extensive Knowledge of Company's Business Environment	✓	✓		✓	✓	✓	✓			
Cybersecurity/Data Privacy			✓				✓	✓	✓	
Sustainability		✓		✓	✓					✓
LEADERSHIP EXPERIENCE IN A LARGE ORGANIZATION										
CEO/Senior Leadership	✓	✓	✓	✓	✓		✓	✓	✓	✓
Public Board Service	✓		✓		✓			✓	✓	
Human Capital Management		✓	✓	✓	✓	✓			✓	✓
THE COMPANY'S INDUSTRY										
Nuclear Experience				✓			✓	✓	✓	
Utility Industry Experience				✓			✓	✓	✓	
PUBLIC POLICY AND REGULATORY COMPLIANCE										
Government/Public Policy/Regulatory				✓				✓	✓	✓
RISK OVERSIGHT AND RISK MANAGEMENT										
Risk Oversight and Risk Management	✓	✓			✓	✓	✓			✓

■ Board Leadership

Compensation Highlights

Our compensation program is designed to be transparent and has a clear emphasis on putting pay at risk. Our executive compensation philosophy centers on the core objectives of maintaining alignment with shareholder interests and retaining key management.

The Company believes that a significant portion of each NEO's total compensation opportunity should reflect both upside potential and downside risk. As shown below, we place a strong emphasis on performance-based, shareholder-aligned incentive compensation.

For 2023, the Company's core executive compensation program for our NEOs consisted of the following key components[(1)]:

	Pay Element	Measurement Period	Performance Link	Description
Base Salary	Cash	Salary is based on experience, performance, and responsibilities and is benchmarked to a peer group and market survey data to align with competitive levels.		
Annual Incentives	Cash	1 year	**Earnings** CEO: 50.0% Other NEOs: 50.0%	Universal measure of business financial performance; encourages achievement of bottom-line earnings growth goals.
			Business Unit Performance 50.0%	Pre-established operational business unit performance goals that include safety, customer experience, and operational quality and efficiency metrics.
Long-Term Incentives	**Performance Shares** 70%	3 years	**Relative TSR** 40%	Links pay to key measures generating shareholder value relative to others in the industry.
			EPS Performance 40%	Links pay to key measures generating shareholder value and financial targets.
			Clean Megawatts Installed 20%	Links pay to our Clean Energy Commitment.
	Restricted Stock Units 30%	Vest ratably over 4 years	**Stock Price**	Encourages retention; value dependent upon share price appreciation and four-year vesting to encourage retention.
Benefits	We provide benefits, including pension and deferred compensation programs, change of control agreements, and limited perquisites that are designed to attract and retain our executive talent.			

(1) For additional details on our executive compensation program for our NEOs, see page 61 of this Proxy Statement.

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CEO AND OTHER NEOs' TOTAL COMPENSATION


15.1%
Base Salary
17.4%
Target Annual Incentive
67.5%
Long-Term Incentive
CEO
85% At-Risk Performance-Based Pay
26.9%
Base Salary
20.5%
Target Annual Incentive
52.6%
Long-Term Incentive
Other NEOs
73% At-Risk Performance-Based Pay

Information About Our Board and Corporate Governance

Director Nomination Process

Director Qualifications

The Bylaws and the Corporate Governance Guidelines contain Board membership criteria. Under the Bylaws, a Director must be a shareholder of the Company. The Corporate Governance and Public Responsibility Committee is responsible for identifying and recommending to the Board individuals qualified to become Directors. The Board believes its members should collectively have knowledge, skills, and experience in the areas discussed below.

Skills and Experience Possessed by Our Director Nominees

Finance and Accounting

As a publicly traded company subject to the rules of the Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE"), and because we operate in a complex and highly regulated financial environment, we require strong financial, accounting and capital allocation skills and experience.

Audit Expertise 3/9	Financial Literacy/ Accounting 7/9	Finance/ Capital Allocation 6/9

Business Operations and Strategy

As a large organization with complex operations, our Board must have a comprehensive combination of skills and experience in business operations and strategy in order to guide the development of our near- and long-term operational and strategic goals, and make sure they are sustainable, which requires knowledge about the Company, our business environment, and our customers' perspectives.

Business Strategy 4/9	Customer Perspectives 5/9	Extensive Knowledge of Company's Business Environment 5/9
Complex Operations Experience 4/9	Cybersecurity/Data Privacy 4/9	Sustainability 3/9
Corporate Governance 5/9		

Leadership Experience in a Large Organization

Leadership experience in a large organization, at both the management and director level, provides Directors with the ability to effectively oversee management in setting, implementing, and evaluating the Company's strategic objectives for long-term financial and operational sustainability, as well as providing invaluable experience in developing, implementing, and maintaining policies and practices for managing an effective workforce.

CEO/Senior Leadership	Human Capital Management	Public Board Service
8/9	6/9	4/9

The Company's Industry

Having an understanding of both the utility industry and the nuclear industry is important to understanding the challenges we face as we develop and implement our business strategy.

Nuclear Experience	Utility Industry Experience
4/9	4/9

Public Policy and Regulatory Compliance

Operating in the heavily regulated utility industry, we are directly affected by public policy and the actions of various federal, state, and local governmental agencies.

Government/Public Policy/Regulatory
4/9

Risk Oversight and Risk Management

Operations in our industry require the development of policies and procedures that allow for the oversight and effective management of risk.

Risk Oversight and Risk Management
5/9

Personal Qualities of our Directors

The Board believes that diversity, utilizing a broad meaning that specifically includes race, gender, background, ethnicity, accomplishments, and other traits, is an important consideration in selecting candidates. We require our outside director search firm to make diversity a focal point of any of our searches, with an emphasis on women and ethnically diverse candidates. Although diversity is a consideration, the Board also believes it is necessary to select the best candidate overall to serve as a director. Additionally, each Director should possess the following core characteristics:

High Standards	We look for individuals who set high standards and expectations for themselves and others and who demonstrate a commitment to accomplishing those standards and expectations.
Informed Judgment	Directors should be thoughtful in their deliberations. We look for individuals who demonstrate intelligence, wisdom, and thoughtfulness in decision-making. Their decision-making process should include a willingness to thoroughly discuss issues, ask questions, express reservations, and voice dissent.
Integrity and Accountability	Directors should act with integrity. We look for individuals who have integrity and strength of character in their personal and professional dealings. Our Directors should be prepared to be, and are, held accountable for their decisions.
Time and Effort	Directors need time to properly discharge their responsibilities as Directors, including reviewing written materials provided in advance of Board or committee meetings and attending and participating in those meetings. We look for individuals who are willing and able to commit this time to the Board. We also look for Directors who are willing to make themselves accessible to management upon request.
Other Commitments	We look for individuals who will monitor their other commitments to ensure that these other commitments do not impact their service to our Company. Our Directors may not serve on more than three other boards of public companies in addition to the Pinnacle West Board without the prior approval of the Corporate Governance and Public Responsibility Committee. Our Directors also may not serve as a member of the Audit Committee if he or she serves on the audit committees of more than three public companies (including the Company) unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Company’s Audit Committee.

Nominees for the Board

The Corporate Governance and Public Responsibility Committee uses a variety of methods to identify and evaluate the need for nominees and the selection of nominees for a director position:

Board Size	The Corporate Governance and Public Responsibility Committee regularly assesses the appropriate size of the Board, including whether any vacancies on the Board are expected due to retirement or otherwise.
Board Knowledge, Skills, Expertise, and Diversity	The Corporate Governance and Public Responsibility Committee considers whether the Board reflects the appropriate balance of knowledge, skills, expertise, and diversity required for the Board as a whole. If the Corporate Governance and Public Responsibility Committee determines there are any gaps in the Board's overall composition, it will focus its candidate search and recruiting efforts to address those gaps. In conducting a search, diversity is a consideration, utilizing a broad meaning that specifically includes race, gender, background, ethnicity, accomplishments, and other traits.
Sourcing Candidates	Candidates may be considered at any point during the year and brought to the attention of the Corporate Governance and Public Responsibility Committee through current Board members, members of management, professional search firms, or shareholders. In 2023, the Corporate Governance and Public Responsibility Committee engaged a professional search firm to assist in identifying candidates. The Corporate Governance and Public Responsibility Committee evaluates all nominees against the same criteria.

All the Directors were elected at the 2023 Annual Meeting of Shareholders.

Shareholder Recommendation of Board Candidates for the 2025 Annual Meeting

Shareholder nominations for a director to the Board must be received by the Corporate Secretary at the address set forth below by November 22, 2024 ("Shareholder Nomination"):

Corporate Secretary
Pinnacle West Capital Corporation
400 North Fifth Street, Mail Station 8602
Phoenix, Arizona 85004

Universal Proxy

In addition to satisfying the deadline in the advance notice provisions of our Bylaws, shareholders who intend to solicit proxies in support of director nominees other than our nominees must provide us notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 23, 2025 to comply with the SEC's universal proxy rules.

Proxy Access

Our Bylaws provide, among other things, that under certain circumstances a shareholder or group of shareholders may include director candidates that they have nominated in our annual meeting proxy statement — "proxy access." Under these provisions, a shareholder or group of up to 20 shareholders seeking to include director nominees in our annual meeting proxy statement must have owned 3% or more of our outstanding common stock continuously for at least the previous three years. Generally, the number of qualifying shareholder-nominated candidates the Company will include in its annual meeting proxy materials will be limited to the greater of 25% of the Board or two candidates. Based on the current Board size of ten Directors, the maximum number of proxy access candidates we would be required to include in our proxy materials is two.

Nominees submitted under the proxy access provisions that are later withdrawn or are included in the proxy materials as Board-nominated candidates will be counted in determining whether the 25% maximum has been reached. If the number of shareholder-nominated candidates exceeds 25%, each nominating shareholder or group of shareholders may select one nominee for inclusion in our proxy materials until the maximum number is met. The order of selection would be determined by the amount (largest to smallest) of shares of our common stock held by each nominating shareholder or group of shareholders. Requests to include shareholder-nominated candidates under proxy access must be received by our Corporate Secretary at the address set forth above not earlier than the close of business on November 5, 2024, nor later than the close of business on December 5, 2024. The number of qualifying shareholder-nominated candidates the Company will include in its proxy materials under proxy access will be reduced on a one-for-one basis in the event the Company receives a Shareholder Nomination, but at least one qualifying shareholder-nominated proxy access nominee will be included in the proxy materials.

In all cases, shareholders and nominees must comply with the applicable rules of the SEC and the applicable sections of our Bylaws relating to qualifications of nominees and nominating shareholders and disclosure requirements.

Board Effectiveness

Board Refreshment Planning

Our Board has developed a robust plan to refresh the Board and its leadership significantly over the next several years. The plan is designed to continue to provide for a well-qualified, diverse, and highly independent Board, with the requisite experience and skills to provide effective oversight. Among other things, this plan calls for regularly identifying the current key skills and experience possessed by our members and conducting a comprehensive Board evaluation. This process provides visibility into the skills and experience leaving our Board in the future and helps us identify additional skills, experience, or expertise needed to facilitate the Company's long-term strategy. The Corporate Governance and Public Responsibility Committee takes this information into account when identifying director nominees during the recruitment process.

Director Retirement Policy

Our Board first adopted a Director Retirement Policy in 2016 that was based solely on a person's age at the time of election. In February 2020, we re-evaluated and amended that policy to add a term limit to the age limit. The revised policy provides that an individual will not be eligible to be nominated for election or re-election as a member of the Board if, as of the commencement of the term for which they are nominated, such Director will have completed 12 years of service to the Board or attained 75 years of age. We also added a provision that will allow the Board, if it determines that it is in the Company's best interest, to extend the term limit to up to 15 years for a particular nominee, so long as the average tenure of the overall Board is less than 10 years. We believe this combination of both a term and age limit provides for regular and thoughtful Board refreshment.

Although the Board is committed to the revised Director Retirement Policy, we believed it was advisable to implement it on a gradual basis. The Board was concerned about the rate of retirements under the age-only policy. Under the age-only policy, we would have experienced multiple years with more than one member scheduled to retire. We believed that it was in the best interests of the Company to better stagger these retirements. To that end, we created a transition period that slowed the immediate turn-over rate, but provided a bridge to full implementation of the final policy. Through and until the 2024 Annual Meeting of Shareholders, an individual may not be eligible for nomination for election or re-election to the Board unless, as of the commencement of the term for which they are nominated, the individual will have completed 12 years of service to the Board and attained 75 years of age. The revised policy and the transition period will apply regardless of the source of a nomination and whether the nomination was made by the Board of Directors or by one or more shareholders.

Directors added or retired since the adoption of our Director Retirement Policy:

- **2016 • Paula J. Sims** *added*
- **2018 • Roy A. Herberger, Jr.** *retired*
- **2018 • James E. Trevathan, Jr.** *added*
- **2020 • Glynis A. Bryan** *added*
- **2020 • Michael L. Gallagher** *retired*
- **2021 • William H. Spence** *added*
- **2021 • Humberto S. Lopez** *retired*
- **2022 • Gonzalo A. de la Melena, Jr.** *added*
- **2022 • Denis A. Cortese** *retired*
- **2023 • Kristine L. Svinicki** *added*
- **2023 • Dale E. Klein** *retired*
- **May 2024 • Kathryn L. Munro** ***scheduled retirement***

Our Board has been refreshed

Since the adoption of our Director Retirement Policy, six independent Directors have been added and six Directors will have retired as of May 22, 2024.

Our average independent Director tenure will have decreased from 12.3 years in May 2016 to 9.1 years as of March 14, 2024.

Board Evaluations

The Board has implemented a rigorous annual evaluation process that enables them to assess the overall functioning of the Board as a whole, and identify any skills, experience, or expertise needed to continue to provide effective oversight of the Company's long-term strategy. This process also allows the Board to identify any areas of concern, both with respect to the Board overall and with respect to individual performance.

Our Board Evaluation Process

1	**Board Evaluation** Each Director completes a comprehensive written evaluation of Board ("Board Evaluation") and committee performance, which is reviewed on a one-year, stand-alone basis and a three-year basis to identify year-over-year trends	Topics covered include, among others: • Board composition and effectiveness • Competency and accountability • Deliberations and administration • Committee effectiveness • Specific skills, experience, and expertise recommended by Directors to be added or enhanced
2	**Director Self-Evaluation** Each Director evaluates different areas of their performance as a Director ("Director Self-Evaluations")	Topics covered include, among others: • Independence • Knowledge and expertise • Judgment and skills • Participation and contribution to collective decision-making
3	**One-on-One Discussions** Conducted by the Lead Director, who initially reviews the assessment results, in a formal annual call The Lead Director is prepared to have hard conversations, if necessary, to keep the Board, and each individual Director, functioning at a high level	Topics covered include, among others: • The Board, its functions, and membership • Board and committee structure • Processes for effective communication and feedback • Director's plan with respect to continuing Board service • Any other topic the individual Director wishes to discuss
4	**Evaluation Results**	The results of the evaluations and calls are presented to the Corporate Governance and Public Responsibility Committee and the full Board each February
5	**Feedback Incorporated**	Based on the evaluation results, changes in practices or procedures are considered and implemented as needed

Each year, the Corporate Governance and Public Responsibility Committee reviews the Board Evaluations and Director Self-Evaluations, as well as the evaluation process itself, to determine whether any changes are necessary. This annual review is shared with, and recommendations are solicited from, the full Board. As performance issues are identified, they are addressed by the Lead Director and the Chairman of the Board (the "Chairman") as needed.

Director Onboarding

Upon election to the Board, all new Directors attend a Director orientation program tailored to each Director based on their past individual experience. After Ms. Svinicki was elected to the Board, she received detailed information and materials about our Company, business, and operations. She attended an orientation that took place over several days and included meetings with management from multiple business units, and presentations on topics of significance to the Company and our industry.

Director Education

Directors are provided with continuing education opportunities both within the Company and externally. In addition to the Company-hosted educational opportunities provided, Directors are invited to attend Palo Verde Off-Site Safety Review Committee meetings that typically occur two times per year, and Directors are encouraged to attend a variety of industry and board-related symposia and conferences throughout the year. Additionally, Directors are permitted to participate in other educational opportunities relevant to the Company.

Director Resignation Policies

We employ a plurality voting standard with our Director Resignation Policy because we believe a majority voting standard is inconsistent with cumulative voting, which is mandated by the Arizona Constitution.

The Company's Bylaws provide that in an uncontested election, a director nominee who receives a greater number of votes cast "withheld" for his or her election than "for" such election must promptly tender his or her resignation to the Corporate Governance and Public Responsibility Committee. The Corporate Governance and Public Responsibility Committee is required to evaluate the resignation, taking into account the best interests of the Company and its shareholders, and will recommend to the Board whether to accept or reject the resignation.

Under the Company's Corporate Governance Guidelines, if there is a substantial change in a Director's primary business position from the position the Director held when originally elected to the Board, the Director must apprise the Corporate Governance and Public Responsibility Committee and offer his or her resignation. The Corporate Governance and Public Responsibility Committee will recommend to the Board the action, if any, to be taken with respect to the tendered resignation.

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Board and Committee Structure

The Board's Leadership Structure

Lead Director

Paula J. Sims currently serves as the Company's Lead Director and chairs the Corporate Governance and Public Responsibility Committee. Ms. Sims has extensive leadership experience in the utility industry with significant board experience. She also has the competence and capability to fulfill the duties of Lead Director. As Lead Director, Ms. Sims guides the Board during these transformative times. Ms. Sims is independent and vigorously carries out the duties of the Lead Director. She also makes sure the Directors are focused, are encouraged to offer different points of view, and maintain their independence from management.

The Lead Director performs the following duties and responsibilities, as set forth in our Corporate Governance Guidelines:

- serves as a liaison between the Chairman and the independent Directors;
- approves the schedule of Board meetings to ensure that there is sufficient time for discussion of all agenda items, reviews and approves agendas for the Board meetings;
- reviews and approves information sent to the Boards in connection with Board and Board committee meetings;
- presides at all meetings at which the Chairman is not present, including executive sessions of the independent Directors (which are regularly scheduled as part of each Board meeting) and calls meetings of the independent Directors when necessary and appropriate;
- oversees the Board and Board committee evaluation process;
- is available for appropriate consultation and direct communication with the Company's shareholders and other interested parties;
- is authorized to retain outside advisors and consultants who report directly to the Board on board-wide issues; and
- performs such other duties as the Board may from time-to-time delegate.

This list of duties and responsibilities does not fully capture Ms. Sims' active role in serving as our Lead Director. For example, Ms. Sims has regular discussions with the CEO, other members of the senior management team, and members of the Board between Board meetings regarding a variety of topics. Ms. Sims focuses the Board on key issues facing our Company and on topics of interest to the Board. She has a formal annual call with each non-employee Director to discuss the Board, its functions, its membership, the individual's plan with respect to their continuing Board service, and any other topic the individual wishes to discuss with our Lead Director. Her leadership fosters a Board culture of open discussion and deliberation to support sound decision-making. She also encourages communication between management and the Board to facilitate productive working relationships.

Chairman and CEO

Upon promoting Jeff Guldner to the position of CEO, the Board also chose to elect him as Chairman of the Board. The Board believes the Company is in a better position to implement its near- and long-term strategies if the Chairman is also the person directly responsible for the operations executing those strategies. The Board further believes that separating the roles of the CEO and Chairman and appointing an independent Board Chairman at this time would create an additional level of unneeded hierarchy that would only duplicate the activities already vigorously carried out by our Lead Director.

The independent Directors believe that Mr. Guldner, with his extensive knowledge of the challenges facing the Company and our industry, and his open leadership style, is a highly effective conduit between the Board and management and that Mr. Guldner provides the vision and leadership to execute on the Company's strategy and create shareholder value without the need for an independent chair. The Board convenes regularly scheduled executive sessions of the independent Directors in order to ensure the independent Directors can speak candidly and openly without the presence of management.

Board Committees

The Board has five standing committees: Audit; Corporate Governance and Public Responsibility; Finance; Human Resources; and Nuclear and Operating. All the charters of the Board's committees are publicly available on the Company's website (https://www.pinnaclewest.com). All of our committees conduct a formal review of their charters every other year and as often as any committee member deems necessary. In the years in which a formal review is not conducted, the Board has tasked management with reviewing the charters and recommending any changes management deems necessary or reflective of good corporate governance. The charters are also changed as needed to comply with any changes to any applicable rule or regulation.

All of our committees are composed of entirely independent Directors who meet the independence requirements of the NYSE rules, SEC rules, and the Company's Director Independence Standards, including any specific committee independence requirements. The duties and responsibilities of our committees are described below:

AUDIT COMMITTEE

"In a challenging and ever-changing environment, the Audit Committee members are committed to their obligation of effective oversight of the Company's audit and financial management."

—Bruce Nordstrom

2023 Meetings: 6

Committee members:
Bruce J. Nordstrom, Chair
Glynis A. Bryan
Gonzalo A. de la Melena, Jr.
Richard P. Fox
Kristine L. Svinicki

Key member skills:

3/5 Audit Expertise

5/5 Finance/Capital Allocation

5/5 Financial Literacy/ Accounting

3/5 Risk Oversight and Risk Management

Responsibilities:

- Oversees the integrity of the Company's financial statements and internal controls;
- Appoints the independent accountants and is responsible for their qualifications, independence, performance (including resolution of disagreements between the independent accountants and management regarding financial reporting), and compensation;
- Monitors the Company's compliance with legal and regulatory requirements;
- Recommends to the Board that the Company's audited financial statements be included in the Company's annual report on Form 10-K;
- Sets policies for the Company's hiring of employees or former employees of the independent auditor;
- Reviews and concurs in the appointment, replacement or dismissal of the Director of Audit Services;
- Review and approves the internal audit plan and scope of internal audits;
- Reviews the annual audited financial statements or quarterly financial statements, as applicable, and the "Management's Discussion and Analysis of Financial Condition and Results of Operations";
- Discusses with management and the independent accountants significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements;
- Reviews the Company's draft earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;
- Discusses guidelines and policies to govern the process by which risk assessment and risk management is undertaken across the Company and discusses the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures; and
- Reviews management's monitoring of the Company's compliance with the Company's Code of Ethical Conduct.

The Board has determined that each member of the Audit Committee meets the NYSE experience requirements and that Mr. Nordstrom, the Chair of the Audit Committee, and Ms. Bryan are "audit committee financial experts" under applicable SEC rules. None of the members of our Audit Committee currently serve on more than three public company audit committees.

CORPORATE GOVERNANCE AND PUBLIC RESPONSIBILITY COMMITTEE

"The Committee continues to prioritize the board refreshment process taking into careful consideration experience, skills and expertise, gender, and ethnicity diversity."
—Paula Sims

2023 Meetings: 5

Committee members:
Paula J. Sims, Chair
Richard P. Fox
Kathryn L. Munro
Bruce J. Nordstrom
William H. Spence
James E. Trevathan, Jr.

Key member skills:

6/6 Corporate Governance

3/6 Extensive Knowledge of the Company's Business Environment

4/6 Risk Oversight and Risk Management

2/6 Sustainability

Responsibilities:

- Reviews and assesses the Corporate Governance Guidelines;
- Develops and recommends to the Board criteria for selecting new directors;
- Identifies and evaluates individuals qualified to become members of the Board, consistent with the criteria for selecting new directors;
- Recommends director nominees to the Board;
- Recommends to the Board who should serve on each of the Board's committees;
- Reviews significant environmental, social, and governance ("ESG") trends that may impact the Company, ensuring the oversight of relevant ESG issues by the Board and its committees, and makes recommendations to the Board as appropriate;
- Directly oversees climate change related issues and the Company's strategies in response to those issues;
- Reviews the Company's public and social responsibility policies, strategy, and practices, and periodically reviews them with the Board;
- Reviews the results of the Annual Meeting shareholder votes;
- Reviews and makes recommendations to the Board regarding the selection of the CEO and succession planning for the CEO and senior management roles;
- Reviews the Company's Code of Ethical Conduct for compliance with applicable law;
- Recommends a process for responding to communications to the Board by shareholders and other interested parties;
- Reviews the independence of members of the Board and approves or ratifies certain types of related party transactions;
- Reviews and makes recommendations to the Board regarding shareholder proposals presented for inclusion in the Company's proxy materials;
- Reviews and makes recommendations regarding proxy material disclosures related to the Company's corporate governance policies and practices;
- Periodically reviews principal risks relating to the Company's corporate governance policies and practices or other matters addressed by the Corporate Governance and Public Responsibility Committee;
- Oversees the Board and committee evaluations on at least an annual basis; and
- Reviews and assesses the Company's Political Participation Policy and then reviews the Company's policies and practices with respect to governmental affairs strategy and political activities in accordance with that policy.

The Corporate Governance and Public Responsibility Committee periodically reviews and recommends to the Board amendments to the Corporate Governance Guidelines and the Political Participation Policy. The Corporate Governance Guidelines and the Political Participation Policy are available on the Company's website (www.pinnaclewest.com).

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FINANCE COMMITTEE

"The Finance Committee is focused on the short- and long-term health of our Company. Our committee provides oversight of the Company's financial performance, its capital allocation strategy, financing plans and capital structure, and our dividend strategy."

—James Trevathan, Jr.

2023 Meetings: 4

Committee members:
James E. Trevathan, Jr., Chair
Glynis A. Bryan
Kathryn L. Munro
Bruce J. Nordstrom
William H. Spence

Key member skills:

4/5 Finance/Capital Allocation

3/5 Financial Literacy/ Accounting

2/5 Sustainability

Responsibilities:

- Reviews the historical and projected financial performance of the Company and its subsidiaries;
- Reviews the Company's financial condition, including sources of liquidity, cash flows, and levels of indebtedness;
- Reviews and recommends approval of corporate short-term investment and borrowing policies;
- Reviews the Company's financing plan and recommends to the Board approval of: (a) the issuance (and permanent re-acquisition or redemption) of: (i) long-term debt, (ii) financing leases, or other arrangements incorporating the effective intent or purpose of providing any form of financing, (iii) common equity, and (iv) preferred securities; (b) the establishment of credit facilities; (c) certain equity infusions into subsidiaries; and (d) general parameters within which others may, pursuant to Board authority, establish terms and conditions relating to such securities or instruments.
- Reviews the Company's use of guarantees and other forms of credit support;
- Reviews and monitors the Company's dividend policies and proposed dividend actions;
- Establishes and selects the members of the Company's Investment Management Committee to oversee the investment programs of the Company's trusts and benefit plans;
- Reviews and discusses with management the Company's process for allocating and managing capital;
- Reviews and recommends approval of the Company's annual capital budget;
- Reviews the Company's annual operations and maintenance budget;
- Reviews the Company's insurance programs; and
- Periodically reviews principal risks relating to the Company's policies and practices concerning budgeting, financing, credit exposures, or other matters addressed by the Finance Committee.

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HUMAN RESOURCES COMMITTEE

"The Committee focused on our workforce, specifically addressing issues such as workforce recruitment, development and retention, pay equity, benefits, diversity and inclusion, and, together with the Corporate Governance and Public Responsibility Committee, succession planning."
—Rick Fox

2023 Meetings: 6

Committee members:
Richard P. Fox, Chair
Gonzalo A. de la Melena, Jr.
Kathryn L. Munro
Paula J. Sims
James E. Trevathan, Jr.

Key member skills:

5/5 CEO/Senior Leadership Experience

4/5 Human Capital Management

2/5 Public Board Service

3/5 Sustainability

4/5 Risk Oversight and Risk Management

Responsibilities:

- Reviews management's programs for the attraction, retention, succession, motivation, and development of the Company's human resources needed to achieve corporate objectives;
- Establishes the Company's executive compensation philosophy;
- Reviews and assesses the Company's strategies and policies related to human capital management, including those with respect to matters such as diversity, inclusion, pay equity, corporate culture, talent development, and retention;
- Recommends to the Board individuals for election as officers;
- Annually reviews the goals and performance of the officers of the Company and APS;
- Approves corporate goals and objectives relevant to the compensation of the CEO, assesses the CEO's performance in light of these goals and objectives, and sets the CEO's compensation based on this assessment;
- Makes recommendations to the Board with respect to non-CEO executive compensation and Director compensation;
- Administers the Company's long-term incentive plans;
- Reviews and discusses with management the Compensation Discussion and Analysis ("CD&A") on executive compensation set forth in our proxy statements;
- Reviews the number, type, and design of the Company's pension, health, welfare, and benefit plans;
- Periodically reviews principal risks relating to the Company's compensation and human resources policies and practices or other matters addressed by the Human Resources Committee; and
- Periodically reviews the Company's compensation policies and practices applicable to executive and non-executive employees to identify and assess potential material risks arising from the policies and practices.

Under the Human Resources Committee's charter, the Human Resources Committee may delegate authority to subcommittees, but did not do so in 2023. Additional information on the processes and procedures of the Human Resources Committee is provided under the heading "Compensation Discussion and Analysis."

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NUCLEAR AND OPERATING COMMITTEE

"The Committee addressed a wide variety of critical issues, including safety, nuclear and non-nuclear generation, customer service, progress on clean energy goals, resource adequacy, operational reliability, and cybersecurity."

—William Spence

2023 Meetings: 4

Committee members:
William H. Spence, Chair
Glynis A. Bryan
Gonzalo A. de la Melena, Jr.
Paula J. Sims
Kristine L. Svinicki

Key member skills:

3/5 Complex Operations Experience

2/5 Government/Public Policy Regulatory

3/5 Nuclear Experience

3/5 Risk Oversight and Risk Management

Responsibilities:

- Receives regular reports from management and monitors the overall performance of PVGS;
- Reviews the results of major PVGS inspections and evaluations by external oversight groups, such as the Institute of Nuclear Power Operations and the NRC;
- Monitors overall performance of the principal non-nuclear business functions of the Company and APS, including fossil energy generation, energy transmission and delivery, customer service, fuel supply and transportation, safety, legal and regulatory compliance, key performance indicator results and trends, and any significant incidents or events;
- Reviews regular reports from management concerning the Company's environmental, health, and safety ("EH&S") policies and practices, and monitors the Company's compliance with such policies and applicable laws and regulations, and reviews and discusses with management how the Company can continue to improve its safety practices;
- Reviews APS's planning for resource adequacy (including generation additions and retirements) and significant expansions of its bulk transmission system;
- Periodically reviews principal risks related to the Company's nuclear, fossil generation, transmission and distribution, and EH&S operations, or other matters addressed by this Committee;
- Receives reports on the Company's sustainability initiatives and strategy;
- Provides oversight of security policies, programs, and controls for protection of cyber and physical assets; and
- Receives regular reports from the Off-Site Safety Review Committee — a committee of non-employee individuals with senior management experience in the nuclear industry and the Palo Verde Director of Nuclear Assurance that provides independent assessments of the safe and reliable operations of PVGS.

Board Meetings and Attendance

In 2023, our Board held seven meetings. All of our Directors attended at least 90% of the Board meetings and any meetings of Board committees on which they served. Each Director is expected to participate in the Annual Meeting of Shareholders. All Board members attended the 2023 Annual Meeting of Shareholders.

Board Oversight and Engagement

Company Culture

In 2020, we launched the APS Promise anchoring our commitment to our customers, community, and each other. The APS Promise explains why we are here (our purpose), what we are here to do (our vision and mission), and the principles and behaviors that will empower us to achieve our strategic goals. It represents the opportunity to build on our cultural strengths and develop new behaviors that will enable our future success. The APS Promise continues to be reinforced and integrated throughout our Company programs and messaging, serving as a beacon of our Company vision.

Strategic Plan

Our strategic plan identifies five long-term strategic issues that are priority focus areas for the business to address over the next ten years. Our plan keeps our eye on the future even as we navigate the dynamic present:

Focus on customer experience and community stewardship

Critical to our success is our ability to deliver value to our customers and build quality relationships with our stakeholders. We have an opportunity to improve the customer experience and strengthen our community stewardship by increasing our customer focus, investing in the community in new ways, and building on our sustainability objectives.

Support an evolving workforce

As our industry experiences social and economic change, employees continue to be the key differentiators of our success. We must plan and prepare to employ the workforce of the future in order to achieve long-term success. The creation of the APS Promise and a focus on cultural principles will allow us to drive innovation and create a sense of belonging for our employees.

Decarbonize and manage generation resources

National sentiment toward environmental and climate issues increasingly challenges our use of fossil resources and accelerates the transition to renewable and clean energy sources. APS must thoughtfully navigate these transitions to optimize our existing generation fleet, integrate customer-sited resources, and strategically invest in the clean energy fleet needed to meet our Clean Energy Commitment.

Achieve a constructive regulatory environment

As a regulated utility, our business outcomes are shaped by regulatory outcomes at the federal, state, and local level. This requires us to work from a strong foundation of trust and accountability, and to focus our engagements with the customer top of mind. We must continue to build from a long history of productive relationships and engagement to achieve our long-term objectives.

Ensure long-term financial health

We must keep rates affordable while meeting investor growth expectations and reliability goals. Investments that encourage an economically vital Arizona support our financial health and provide opportunities for new and diversified revenue streams, which will prove essential to our long-term success.

Our Board reviews the development of the strategic business plan and oversees the implementation of that strategy, receiving regular reports from management on progress and any changes throughout the year. The Board, through the Human Resources Committee, is also involved in setting the annual performance metrics, which are aligned with the strategic plan and designed to incentivize achievement of the strategic goals.

Sustainability

Sustainability issues are top of mind for the Board of Directors. Our commitment to sustainability reaches to many of the Board committees as well as to the Board itself. For example, the Nuclear and Operating Committee annually receives and reviews a report on the Company's sustainability initiatives and strategy. In 2023, the Nuclear and Operating Committee reviewed a number of sustainability topics, including the continued reliable operation of our generation fleet during one of the hottest Arizona summers on record. The Human Resources Committee periodically reviews and assesses the Company's strategies and policies related to human capital management, including with respect to matters such as diversity, inclusion, pay equity, corporate culture, talent development, and retention. Pursuant to its Charter, the Corporate Governance and Public Responsibility Committee reviews significant environmental and social trends that may impact the Company, and in 2023, engaged in a discussion regarding the link between sustainability, core business strategy, and shareholder value. Another key focus of the Corporate Governance and Public Responsibility Committee and the Board is the adoption and maintenance of good governance practices, which is reflected by our adoption of the Directors Retirement Policy, Shareholder Special Meeting Rights, and Proxy Access, among other policies and practices. The Board also addresses numerous sustainability issues at the Board level, including our progress on our Clean Energy Commitment, emergent clean energy technologies, reliability, and customer affordability.

In 2020, in support of our Clean Energy Commitment and the growing focus on sustainability within our organization, we increased our focus on sustainability efforts by dedicating a new Sustainability Department at Pinnacle West responsible for integrating responsible business practices into the everyday work of the Company. The department reports to the Vice President of Sustainability, who reports directly to our Senior Vice President of Public Policy.

Finally, the Company maintains an annual Corporate Responsibility Report on the Pinnacle West website (www.pinnaclewest.com/corporate-responsibility). The report provides information related to the Company's approach to sustainability and its workplace and environmental performance.

Human Capital Management

Human capital measures and objectives that our Company focuses on to manage our business include employee safety, diversity and inclusion, succession planning, hiring and retention of talent, compensation and benefits, and employee engagement. The Human Resources Committee provides oversight of our strategies and policies related to human capital management, including those with respect to matters such as diversity, inclusion, talent development, and retention. The Human Resources Committee is also tasked with oversight of our Company's workforce, including establishing our executive compensation philosophy and reviewing our Company's plans and programs for the attraction, retention, succession, motivation, and development of the human resources needed to achieve corporate objectives. The Human Resources Committee also reviews pension, health, welfare, and benefit plans and is responsible for the oversight of risks relating to or arising out of our Company's compensation and human resources policies and practices. The Board generally has multiple opportunities each year to interact directly with employees, including during one Board meeting held annually at PVGS, during an annual dinner with select employees, and at employee-driven presentations to the Board.

Codes of Ethical Conduct

To ensure the highest levels of business ethics, the Board has adopted the Code of Ethical Conduct, which applies to all employees, officers, and Directors, and the Code of Ethics for Financial Executives, both of which are described below:

Code of Ethical Conduct

Employees and Directors receive access to the Code of Ethical Conduct when they join the Company or APS, as well as periodic updates. The Code of Ethical Conduct helps ensure that employees and Directors of the Company and APS act with integrity and avoid any real or perceived violation of the Company's policies and applicable laws and regulations. The Company provides annual online training covering the principles in the Code of Ethical Conduct. This training includes discussion of the Company's principles, an explanation of Company ethical standards, application of ethical standards in typical workplace scenarios, information on reporting concerns, assessment questions to measure understanding, and an agreement to abide by the Code of Ethical Conduct. All active employees of the Company, APS and our subsidiaries, and all of our Directors complete the training.

Code of Ethics for Financial Executives

The Company has adopted a Code of Ethics for Financial Executives, which is designed to promote honest and ethical conduct and compliance with applicable laws and regulations, particularly as related to the maintenance of financial records, the preparation of financial statements, and proper public disclosure. "Financial Executive" means the Chief Executive Officer, Chief Financial Officer, Controller and Chief Accounting Officer, Treasurer, General Counsel, Arizona Public Service Company's President and Executive Vice President, Operations, and other persons designated from time to time as a Financial Executive.

Both codes are available on the Company's website (https://www.pinnaclewest.com).

The Board's Role in Risk Oversight

Top risks discussed by the Board and its committees in 2023 included:

- Economic Development Load Growth
- Arizona Utility Regulation
- Customer Affordability
- Physical Security
- Employee and Public Safety
- Loss of Generation Reliability
- Lack of Resource Adequacy and Regional Reliability
- Catastrophic Wildfire
- Cybersecurity
- Loss of a Mission Critical Application or Service
- Ability to Attract/Retain Top Talent and Maintain Company Culture
- Nuclear Strategy and Execution
- Supply Chain Constraints

The Board believes it is important to look at the list fresh each year as part of a diligent risk review.

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Responsibilities

Responsibility for managing the Company's risks rests with the Company's senior management team. The Board's oversight of the Company's risk management function is designed to provide assurance that our risk management processes are well adapted to, and consistent with, the Company's business and strategy, and are functioning as intended.

BOARD OF DIRECTORS

The Board focuses on fostering a culture of risk awareness and risk-adjusted decision-making and ensuring that an appropriate "tone at the top" is established. The Board annually discusses and updates a listing of areas of risk and a suggested allocation of responsibilities for such risks among the Board and the Board committees and then reviews those risks throughout the year.

COMMITTEES

The charter for each of the Board's committees requires each committee to periodically review risks in its respective area. Each committee:

- receives periodic presentations or reports from management about its assigned risk areas;
- receives information about the effectiveness of the risk identification and mitigation measures being employed; and
- discusses its risk reviews with the Board.

The Audit Committee periodically reviews the Company's risk assessment processes, guidelines, policies, and programs, as well as the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

ENTERPRISE RISK MANAGEMENT GROUP - EXECUTIVE RISK COMMITTEE

- The Enterprise Risk Management group reports to the Company's Vice President, Controller and Chief Accounting Officer. The internal group is responsible for implementing a consistent risk management framework and the Risk Oversight and Governance process to raise and report material company risks to the Executive Risk Committee ("ERC") and the Board of Directors.
- The ERC is comprised primarily of senior-level officers of the Company and is chaired by the Company's Senior Vice President and Chief Financial Officer. The ERC is responsible for ensuring that the Board receives timely information concerning the Company's material risks and risk management processes and the effectiveness of the Enterprise Risk Management program.

Highlights of Certain Risks

Three of the top risks monitored by the Board and its committees in 2023 were as follows:

Economic Development Load Growth

Our state's population continues to grow, and Maricopa County is booming as a vibrant commercial hub in the Southwest region, attracting an influx of new residents and businesses, with large industrial customers and data centers continuing to express interest in the Valley. These changes are driving a significant increase in electric loads. In reviewing this risk, the Board has looked at numerous mitigation strategies, including the following:

- Staying engaged with the ACC
- Improved messaging with customers to set realistic expectations
- Evaluation of rates/marginal cost study to mitigate cost shift

Lack of Resource Adequacy and Regional Reliability

Load growth, combined with planned coal and gas retirements, is creating a significant need for new resources. Maintaining regional reliability to meet this growing need is one of our top priorities. In reviewing this risk, the Nuclear and Operating Committee and the Board have looked at numerous mitigation strategies, including the following:

- Resource Planning Advisory Council
- Development of the 2023 Integrated Resource Plan
- Evaluating regional transmission opportunities

Catastrophic Wildfire

Given the Company's vast service territory and historical drought conditions, wildfire continues to be an elevated risk. The Nuclear and Operating Committee and the Board have looked at numerous mitigation strategies, including the following:

- Vegetation management work plan
- Wildland-urban interface/fire-wise community program
- Development of standards and hardening of assets

Management Succession

Our Board places a high priority on senior management development and succession planning. While the Corporate Governance and Public Responsibility Committee has principal responsibility for overseeing CEO and other senior management succession planning, the Human Resources Committee and full Board are actively involved in reviewing our senior management succession plans, which are designed to provide for smooth and thoughtful leadership transitions. Our deliberate and thoughtful succession plans continue to be implemented with the following changes in 2023: Shannon Standaert was promoted to Vice President, Human Resources; Cary Harbor was promoted to Senior Vice President, Site Operations; Brian Cole was promoted to Vice President, Resource Management; and Michael Kohrt was promoted to Vice President, Generation.

The implementation of our succession plan is the result of the Corporate Governance and Public Responsibility and Human Resources Committees engaging with management in thorough analysis and thoughtful discussions, including the development and evaluation of current and potential senior leaders.

Given our need for specialized experience, we maintain strong management succession planning practices and are focused on developing and retaining talent within our Company. Our Board's focus on attracting, developing, and retaining highly skilled and experienced executives is a core consideration in structuring our executive compensation program.

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Shareholder Engagement

We have an established engagement program to maintain a dialogue with our shareholders throughout the year. Each year, we strive to respond to shareholder questions in a timely manner, conduct extensive proactive outreach to investors, and evaluate the information we provide to investors in an effort to continuously improve our engagement.

Shareholder Outreach


65%

In 2023, we contacted the holders of approximately 65% of the shares outstanding.

Board Access

Our Board is focused on shareholder feedback. Our Lead Director and other members of the Board, depending on the topic to be discussed, have participated in shareholder discussions, providing shareholders with direct access to the Board.

Matters Discussed in our Fall 2023 Outreach

- Our strategy
- Our performance
- Our Clean Energy Commitment
- Board refreshment
- Climate
- Rate Case
- Customer experience
- Diversity, equity, and inclusion

We Listen to our Shareholders

We want to ensure we have the opportunity to engage directly with our shareholders, because what our shareholders think is important to us. We seek to maintain a transparent and productive dialogue with our shareholders. Each year, we take feedback from our shareholders and other stakeholders to ensure our strategy and focus align with the interests of our shareholders and community.

Board Responsiveness

In response to feedback we have received, we improved shareholder rights by decreasing the number of shares required to call a special meeting of shareholders from 25% to 15%, refined our executive compensation program to further align pay-for-performance — as detailed in the CD&A — and announced our bold aspiration to serve customers with 100% clean, carbon-free energy by 2050. In addition, we set an interim target to achieve 65% clean, carbon-free energy and 45% renewables by 2030. We also revised our performance share metrics to add a new clean MWs installed metric.

Annual Engagement Cycle

SPRING	SUMMER	FALL	WINTER
We publish annual communications to our shareholders: Annual Report, Proxy Statement, and Corporate Responsibility Report. We always make ourselves available to meet with our shareholders and discuss proxy-related topics in connection with our Annual Meeting held in May.	We review the results of the Annual Meeting and potential improvements to our governance policies and practices.	We reach out to our shareholders in order to discuss the Annual Meeting outcome and to understand their priorities for the year. We communicate shareholder feedback to the Board and use it to enhance our governance practices, our disclosures, and our sustainability and compensation programs.	The cycle concludes with the Board considering our shareholders' feedback and determining whether to implement items in response.

Communicating with the Board

Shareholders and other parties interested in communicating with the Board, the independent Directors, or with the Lead Director may do so by writing to the Corporate Secretary, Pinnacle West Capital Corporation, 400 North Fifth Street, Mail Station 8602, Phoenix, Arizona 85004. The Corporate Secretary will transmit such communications, as appropriate, depending on the facts and circumstances outlined in the communications. In that regard, the Corporate Secretary has discretion to exclude communications that are unrelated to the duties and responsibilities of the Board, such as commercial advertisements or other forms of solicitations, service or billing matters, and complaints related to individual employment-related actions.

Director Nominees for the 2024 Annual Meeting

Proposal 1: Election of Directors

The nine nominees for election as Directors are set forth on the next page. All nominees will be elected for a one-year term that will expire at the 2025 Annual Meeting. The Directors' ages are as of February 21, 2024. All of our Directors also serve as Directors of APS for no additional compensation.

The Board of Directors unanimously recommends a vote **FOR** the election of each of the nominated Directors.

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Director Nominees' Key Skills and Experience

	Glynis A. Bryan	Gonzalo A. de la Melena, Jr.	Richard P. Fox	Jeffrey B. Guldner	Bruce J. Nordstrom	Paula J. Sims	William H. Spence	Kristine L. Svinicki	James E. Trevathan, Jr.
DIVERSITY									
Gender or Ethnicity	✓	✓				✓		✓	
FINANCE & ACCOUNTING									
Audit Expertise	✓		✓		✓				
Finance/Capital Allocation	✓	✓	✓		✓		✓	✓	
Financial Literacy and Accounting	✓	✓	✓		✓	✓		✓	✓
BUSINESS OPERATIONS AND STRATEGY									
Business Strategy	✓	✓		✓	✓				
Complex Operations Experience	✓					✓	✓		✓
Corporate Governance			✓		✓	✓	✓		✓
Customer Perspectives		✓	✓	✓	✓				✓
Extensive Knowledge of Company's Business Environment	✓	✓		✓	✓	✓			
Cybersecurity/Data Privacy			✓			✓	✓	✓	
Sustainability		✓		✓					✓
LEADERSHIP EXPERIENCE IN A LARGE ORGANIZATION									
CEO/Senior Leadership	✓	✓	✓	✓		✓	✓	✓	✓
Public Board Service	✓		✓				✓	✓	
Human Capital Management		✓	✓	✓	✓			✓	✓
THE COMPANY'S INDUSTRY									
Nuclear Experience				✓		✓	✓	✓	
Utility Industry Experience				✓		✓	✓	✓	
PUBLIC POLICY AND REGULATORY COMPLIANCE									
Government/Public Policy/Regulatory				✓			✓	✓	✓
RISK OVERSIGHT AND RISK MANAGEMENT									
Risk Oversight and Risk Management	✓	✓			✓	✓			✓

■ Board Leadership

[Back to Contents](#)

Director Nominees

GLYNIS A. BRYAN



Age 65

Director since:

2020

✓ **INDEPENDENT DIRECTOR**

Committees:

- Audit
- Finance
- Nuclear and Operating

Background

- Since 2007: CFO, Insight Enterprises, Inc. (computer hardware, software, and technology solutions)
- Ms. Bryan was a director of Pentair plc, but her term expired on May 9, 2023
- Ms. Bryan is also a director of Wesco

Qualifications

As a CFO for more than 15 years, Ms. Bryan brings to the Board broad functional experience in financial planning and analysis, treasury, capital markets, and managing financial risk. In addition to her executive leadership experience, she also has more than 15 years of public company board experience, having served on the Board of Pentair plc, where she served as the Chair of the Audit and Finance Committee and previously served on the Compensation Committee. Ms. Bryan also brings added diversity to the Board as a woman of color.

Nominee Skills and Experience

As a long-tenured CFO and member of a public board of a large, multinational corporation, Ms. Bryan brings the following key attributes to the Company:

- Audit Expertise
- Finance/Capital Allocation
- Financial Literacy/Accounting
- Business Strategy
- Complex Operations Experience
- Extensive Knowledge of Company's Business Environment
- CEO/Senior Leadership
- Public Board Service
- Risk Oversight and Risk Management

GONZALO A. DE LA MELENA, JR.



Age 55

Director since:

2022

✓ **INDEPENDENT DIRECTOR**

Committees:

- Audit
- Human Resources
- Nuclear and Operating

Background

- Since 2012: Founder and CEO, Emerging Airport Ventures, LLC (airport concessions company)
- Mr. de la Melena served as the CEO of the Arizona Hispanic Chamber of Commerce from 2010 to 2020
- Mr. de la Melena currently serves on the Board of Directors of Gainey Business Bank, Education Forward Arizona, and the Airport Minority Advisory Council

Qualifications

As the Founder and CEO of Emerging Airport Ventures, Mr. de la Melena brings a deep understanding of finance, investment experience, business strategy, regulatory, and CEO experience to the Board. As an Arizonan, Mr. de la Melena can provide valuable insight into our customers' expectations, needs, and perspectives. As the former CEO of the Arizona Hispanic Chamber of Commerce, he brings extensive experience in economic development, which is a valuable attribute in light of Arizona's fast growth and development. Mr. de la Melena also brings added diversity to the Board as a member of the Hispanic community.

Nominee Skills and Experience

As the CEO and Founder of Emerging Airport Ventures, as an Arizonan, and as the former CEO of the Arizona Hispanic Chamber of Commerce, Mr. de la Melena brings the following key attributes to the Company:

- Finance/Capital Allocation
- Financial Literacy and Accounting
- Business Strategy
- Customer Perspectives
- Extensive Knowledge of Company's Business Environment
- Sustainability
- CEO/Senior Leadership
- Human Capital Management
- Risk Oversight and Risk Management

RICHARD P. FOX



Age 76

Director since: 2014

✓ **INDEPENDENT DIRECTOR**

Committees:

- Audit
- Corporate Governance and Public Responsibility
- Human Resources (Chair)

Background

- Since 2001: Consultant and independent board member for companies in various industries
- Mr. Fox previously held executive, operational, and financial positions at CyberSafe Corporation ("CyberSafe"), Wall Data, Inc. ("Wall Data") and PACCAR Inc., and is a former Managing Partner of Ernst & Young's Seattle office
- Within the past five years, Mr. Fox has served as a director of LiveRamp Holdings, Inc., Frontdoor, Inc., and Univar Solutions, Inc. ("Univar")

Qualifications

As a former Managing Partner of Ernst & Young, former CFO of Wall Data, and President and COO of CyberSafe, Mr. Fox has a deep understanding of auditing, financial, and accounting matters. Mr. Fox has also served on the boards of several companies throughout his career, including eight public companies, giving him extensive insights into corporate governance, human capital management and compensation, investment opportunities, risk oversight and risk management, and the customer perspective. His extensive board experience, including service on various audit, governance, human resources, and finance committees, including chairmanships, adds to the Board's depth and capabilities.

Nominee Skills and Experience

As a former Managing Partner of Ernst & Young, one of the "Big Four" auditing firms with multinational operations, Mr. Fox brings the following key attributes to the Company:

- Audit Expertise
- Finance/Capital Allocation
- Financial Literacy and Accounting
- Corporate Governance
- Customer Perspectives
- Cybersecurity/Data Privacy
- CEO/Senior Leadership
- Public Board Service
- Human Capital Management

JEFFREY B. GULDNER



Age 58

Director since:

2019

✓ **CHAIRMAN OF THE BOARD, PRESIDENT AND CEO OF PNW AND CHAIRMAN OF THE BOARD AND CEO OF APS**

Background

- Since May 2022: Chairman of the Board, President and CEO of the Company and Chairman of the Board and CEO of APS
- From August 2021 to May 2022: Chairman of the Board, President and CEO of the Company and APS
- From November 2019 to August 2021: Chairman of the Board, President and CEO of the Company and Chairman of the Board and CEO of APS
- From December 2018 to January 2020: President of APS
- From May 2017 to November 2019: Executive Vice President, Public Policy of the Company
- From May 2017 to December 2018: Executive Vice President, Public Policy of APS
- From May 2017 to August 2018: General Counsel of the Company and APS
- From 2014 to May 2017: Senior Vice President, Public Policy of APS

Qualifications

Mr. Guldner joined the Company in 2004 and has held a number of leadership and executive positions responsible for several different areas of importance to the health and success of the Company, including public policy, legal, rates and regulation, government affairs, and customer service. Prior to joining APS, Mr. Guldner was a partner in the Phoenix office of Snell & Wilmer LLP, where he practiced public utility, telecommunications, and energy law. Before practicing law, Mr. Guldner served as a surface warfare officer in the United States Navy and was an assistant professor of naval history at the University of Washington.

Nominee Skills and Experience

Mr. Guldner has comprehensive experience within the Company in many different areas of importance to the overall health of the Company, including the development of strategy with respect to rates and regulation, as well as our clean energy vision. Mr. Guldner brings the following key attributes to the Company:

- Business Strategy
- Customer Perspective
- Extensive Knowledge of Company's Business Environment
- Sustainability
- CEO/Senior Leadership
- Human Capital Management
- Nuclear Experience
- Utility Industry Experience
- Government/Public Policy/ Regulatory

BRUCE J. NORDSTROM



Age 74

Director since:

2000

✓ **INDEPENDENT DIRECTOR**

Committees:

- Audit (Chair)
- Corporate Governance and Public Responsibility
- Finance

Background

- Since January 2021: Of Counsel to and certified public accountant, Nordstrom & Associates, P.C., in Flagstaff, Arizona
- June 2019 to December 2020: Vice President of and certified public accountant, Nordstrom & Associates, P.C.
- From 1988 to June 2019: President of and certified public accountant, Nordstrom & Associates, P.C.

Qualifications

As the former president of and current Of Counsel to an accounting firm, Mr. Nordstrom possesses an extensive accounting, auditing, and financial skill set, as well as experience in strategy development and the principles of risk oversight and risk management. His tenure with the Company, in addition to operating an Arizona-based business, has provided him with extensive knowledge of the Company's business environment. Furthermore, as an individual who built an accounting firm in Flagstaff, Arizona, Mr. Nordstrom has obtained experience in human capital management and compensation, and corporate governance, as well as a familiarity with the perspectives of customers in the northern Arizona service territory of APS.

Nominee Skills and Experience

As the former President of Nordstrom & Associates, P.C. and a former practicing CPA, Mr. Nordstrom brings the following key attributes to the Company:

- Audit Expertise
- Finance/Capital Allocation
- Financial Literacy/Accounting
- Business Strategy
- Corporate Governance
- Customer Perspectives
- Extensive Knowledge of Company's Business Environment
- Human Capital Management
- Risk Oversight and Risk Management

PAULA J. SIMS



Age 62

Director since: 2016

✓ **INDEPENDENT DIRECTOR**

Lead Director

Committees:

- Corporate Governance and Public Responsibility (Chair)
- Human Resources
- Nuclear and Operating

Background

- Since December 2022 and June 2012, respectively: Retired Professor of Practice, University of North Carolina Kenan-Flagler Business School, and Former Senior Vice President of Corporate Development and Improvement, Duke/Progress Merger
- From May 2012 to December 2022: Professor of Practice and Executive Coach, University of North Carolina Kenan-Flagler Business School
- From January 2011 to June 2012: Senior Vice President of Corporate Development and Improvement and Chief Integration Officer for Duke/Progress Merger
- From July 2010 to June 2012: Senior Vice President of Corporate Development and Improvement, Progress Energy, Inc.
- From July 2007 to July 2010: Senior Vice President Power Operations, Progress Energy, Inc.

Qualifications

Ms. Sims worked directly in the utility industry for more than 13 years. She brings extensive leadership experience to the Company in business and finance strategy, electric utility operations, nuclear strategy, and operating in a regulated environment. In her prior roles at Progress Energy, Ms. Sims was responsible for complex business operations and strategy, including new generation, supply chain, and information technology and cybersecurity, as well as overall process and efficiency improvements. Prior to that, she held leadership positions within GE's Aviation business for 12 years. Her experience gives her extensive insight into the operational, financial, regulatory, and risk-related matters that are of ever-increasing significance to the Company.

Nominee Skills and Experience

Ms. Sims brings hands-on experience in electric utility operations, including generation, renewable energy, energy efficiency, fuels and energy trading, and customer service, as well as an understanding of the role of management and executive oversight, and brings the following key attributes to the Company:

- Financial Literacy and Accounting
- Complex Operations Experience
- Corporate Governance
- Extensive Knowledge of Company's Business Environment
- CEO/Senior Leadership
- Nuclear Experience
- Utility Industry Experience
- Risk Oversight and Risk Management
- Cybersecurity/Data Privacy

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WILLIAM H. SPENCE



Age 67

Director since:

2021

✓ **INDEPENDENT DIRECTOR**

Committees:

- Corporate Governance and Public Responsibility
- Finance
- Nuclear and Operating (Chair)

Background

- Since March 2021: Former Chairman of the Board, PPL Corporation (investor-owned electric utility)
- From June 2020 to March 2021: Chairman of the Board, PPL Corporation
- From March 2012 to June 2020: Chairman of the Board, President and Chief Executive Officer, PPL Corporation
- Mr. Spence is also a director of Williams Companies, Inc.

Qualifications

As the former Chief Executive Officer of an investor-owned electric utility company, Mr. Spence brings a broad range of operating experience in the energy industry. He has extensive experience in strategy development and risk management and has a comprehensive understanding of the issues facing an electric utility, including regulatory strategy and customer service. Mr. Spence also co-chaired an Edison Electric Institute task force that developed an industry strategy for cybersecurity threats. He also brings significant public board experience both from his role as Chairman of PPL Corporation and from his service as a director of Williams Companies, Inc.

Nominee Skills and Experience

As a former CEO of an electric utility, Mr. Spence brings the following key attributes to the Board:

- Finance/Capital Allocation
- Complex Operations Experience
- Corporate Governance
- CEO/Senior Leadership
- Public Board Experience
- Nuclear Experience
- Utility Industry Experience
- Government/Public Policy/ Regulatory
- Cybersecurity/Data Privacy

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KRISTINE L. SVINICKI



Age 57

Director since: 2023

✓ **INDEPENDENT DIRECTOR**

Committees:

- Audit
- Nuclear and Operating

Background

- Since February 2021: Adjunct Professor, Nuclear Engineering and Radiological Sciences, University of Michigan
- From March 2008 to January 2021: Chairman, U.S. Nuclear Regulatory Commission (January 2017-January 2021) and previously Commissioner (March 2008-January 2017)
- From January 2001-March 2008: Professional Staff Member, U.S. Senate
- From December 1990 to February 2001: Project Manager and Nuclear Engineer, U.S. Department of Energy
- Ms. Svinicki is also a director of Southern Company and TerraPower

Qualifications

The NRC oversees nuclear power plant operations in the United States. As the former Chairman of the NRC, Ms. Svinicki brings expertise in all aspects of nuclear energy regulation, operation, technology, cybersecurity and safety. Her broad national and international experience in all aspects of the nuclear utility industry, nuclear energy, government, and regulation brings value to the Board, particularly from the perspective of our operations at PVGS and business environment. Her service with the NRC, including her tenure as Chairman, gives her senior leadership experience in operating large, complex organizations, financial literacy, and human capital management and compensation experience. Ms. Svinicki is certified in cybersecurity oversight from Carnegie Mellon University Software Engineering Institute.

Nominee Skills and Experience

As a former U.S. NRC Chairman, Ms. Svinicki brings the following key attributes to the Board:

- Finance/Capital Allocation
- Financial Literacy and Accounting
- CEO/Senior Leadership
- Public Board Service
- Human Capital Management
- Nuclear Experience
- Utility Industry Experience
- Government/Public Policy/ Regulatory
- Cybersecurity/Data Privacy

JAMES E. TREVATHAN, JR.



Age 70

Director since: 2018

✓ **INDEPENDENT DIRECTOR**

Committees:

- Corporate Governance and Public Responsibility
- Finance (Chair)
- Human Resources

Background

- From July 2012 to December 2018: Executive Vice President and COO, Waste Management, Inc. ("Waste Management") (waste disposal and recycling solutions)
- From June 2011 to July 2012: Executive Vice President of Growth, Innovation and Field Support, Waste Management
- From July 2007 to June 2011: Senior Vice President — Southern Group, Waste Management

Qualifications

Mr. Trevathan brings to the Board almost 40 years of complex operational experience, serving 20 years in an executive capacity, with a focus on safety, environmental issues, customer service, acquisitions, business development, disruptive technology, risk oversight and risk management, and community and regulatory affairs. Through his experience at Waste Management, Mr. Trevathan has gained significant experience in human capital management, and business strategy development, as well as literacy in finance and accounting.

Nominee Skills and Experience

From his more than 35 years of operational and executive experience at Waste Management, Mr. Trevathan brings the following key attributes to the Company:

- Financial Literacy and Accounting
- Complex Operations Experience
- Corporate Governance
- Customer Perspectives
- Sustainability
- CEO/Senior Leadership
- Human Capital Management
- Government/Public Policy/ Regulatory
- Risk Oversight and Risk Management

Current Directors Not Standing for Re-election

Kathryn L. Munro will retire from the Board effective at the Annual Meeting. The Board recognizes Ms. Munro for her exceptional service throughout the years and thanks her for her tireless labor, devotion, and service to the Company.

Director Independence

NYSE rules require companies whose securities are traded on the NYSE to have a majority of independent directors. These rules describe certain relationships that prevent a director from being independent and require a company's board of directors to make director independence determinations in all other circumstances. The Company's Board has also adopted Director Independence Standards to assist the Board in making independence determinations. These Director Independence Standards are available on the Company's website (www.pinnaclewest.com).

9 OF OUR 10 current Directors are independent

In accordance with the NYSE rules and the Director Independence Standards, the Board undertakes an annual review to determine which of its Directors are independent. The review generally takes place in the first quarter of each year; however, Directors are required to notify the Company of any changes that occur throughout the year that may impact their independence. Based on the Board's review, the Board has determined that all the Company's Directors and Director nominees are independent, except Mr. Guldner due to his employment with the Company. Dr. Klein and Mr. Wagener were independent while they were members of the Board.

The Company has purchase, sale, and other transactions and relationships in the normal course of business with companies with which certain Company Directors are associated but which the Board determined are not material to our Company, the Directors, or the companies with which the Directors are associated. These transactions were reviewed and considered by the Board in determining the independence of Company Directors. In particular, the Board took into account the following transactions during fiscal year 2023:

- Ms. Bryan is an executive officer of Insight Enterprises, Inc. ("Insight"), which provides IT services, specifically IT project management services, infrastructure and operations, and administrative services. The amounts paid to Insight represent less than 0.02% of the Company's and Insight's total annual revenues;
- Ms. Bryan serves as a director of Wesco, from which APS purchases electrical supplies and services. The amounts paid to Wesco represent less than 0.22% of the Company's and Wesco's total annual revenues; and
- Mr. Fox served as a director of Univar until May 2023, from which APS purchases chemicals that are used in the operation and maintenance of our power plants. The amounts paid to Univar from January to May 2023 represent less than 0.21% of the Company's and Univar's annual revenues from January to May 2023.

The Board believes that all the transactions and relationships during fiscal year 2023 described above were at arm's-length and with terms that were reasonable and competitive, and the Directors did not participate in or receive any direct personal benefit from these transactions.

In addition, with respect to all the Directors, the Board considered that many of the Directors and/or businesses of which they are officers, Directors, shareholders, or employees are located in APS's service territory and purchase electricity from APS at regulated rates in the normal course of business. The Board considered these relationships in determining the Directors' independence, but, because the rates and charges for electricity provided by APS are fixed by the ACC, and the Directors satisfied the other independence criteria specified in the NYSE rules and the Director Independence Standards, the Board determined that these relationships did not impact the independence of any Director. The Board also considered contributions to charitable and nonprofit organizations where a Director also serves as a director of such charity or organization. However, since no Director is also an executive officer of such charitable or nonprofit organization, the Board determined that these payments did not impact the independence of any Director.

Director Compensation

Compensation of the Directors for 2023 was as follows:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[2]	All Other Compensation ($)	Total ($)
Glynis A. Bryan	113,339	149,816	2,471	0	265,626
Richard P. Fox	133,339	149,816	15,628	0	298,783
Jeffrey B. Guldner[3]	0	0	0	0	0
Gonzalo A. de la Melena, Jr.	113,339	149,816	763	0	263,918
Dale E. Klein, Ph.D.[4]	41,927	0	0	0	41,927
Kathryn L. Munro	132,295	149,816	12,442	0	294,553
Bruce J. Nordstrom	133,339	149,816	45,247	0	328,402
Paula J. Sims	152,048	149,816	0	0	301,865
William H. Spence	125,807	149,816	0	0	275,623
Kristine L. Svinicki[5]	97,298	195,696	0	0	292,994
James E. Trevathan, Jr.	125,807	149,816	8,250	0	283,873
David P. Wagener[6]	43,344	0	0	0	43,344

(1) In accordance with FASB ASC Topic 718, this amount reflects the aggregate grant date fair value of the stock awards. On May 17, 2023, all of the independent Directors at that time received a grant of either common stock or stock units (“SUs”) based on an election previously delivered to the Company. All Directors who received the grant on May 17, 2023, received common stock except for Messrs. de la Melena, Jr., Fox, Spence, and Trevathan, Jr., and Mses. Bryan, Munro, and Sims, who each received SUs. Under the terms of the SUs, Directors will receive 100% of the SUs in stock, in all cases on the last business day of the month following the month in which they separate from service on the Board, with the exception of Messrs. de la Melena, Jr. and Fox, who will receive the stock on the second anniversary of their respective retirement from the Board. The number of shares of common stock or SUs granted was 1,908, and the grant date fair value of each share of common stock or SU was $78.52, which was the closing stock price on May 17, 2023. In addition, on March 1, 2023, Ms. Svinicki received a pro-rata grant of common stock based on her service on the Board from February 2023 to May 2023 in the amount of 626 shares, and the shares have a grant date fair value of $45,880, based on the closing stock price of $73.29 on March 1, 2023. As of December 31, 2023, the following Directors had the following outstanding restricted stock units (“RSU”) or SU awards: Ms. Bryan — 7,076; Mr. Fox — 10,835; Mr. de la Melena, Jr. — 1,908; Mr. Klein — 1,878; Ms. Munro — 21,137; Ms. Sims — 4,725; Mr. Spence — 3,786; and Mr. Trevathan, Jr. — 8,339.

(2) The Company does not have a pension plan for Directors. The amount in this column consists solely of the above-market portion of annual interest accrued under a deferred compensation plan pursuant to which Directors may defer all or a portion of their Board fees. See the discussion of the rates of interest applicable to the deferred compensation program under “Discussion of Nonqualified Deferred Compensation.”

(3) Mr. Guldner is an NEO and his compensation is set forth in the Summary Compensation Table. Only non-management Directors are compensated for Board service.

(4) Dr. Klein retired from the Board on May 17, 2023.

(5) Ms. Svinicki joined the Board on February 22, 2023.

(6) Mr. Wagener resigned from the Board on April 27, 2023.

Discussion of Directors' Compensation

The Human Resources Committee makes recommendations to the Board for compensation, equity participation, and other benefits for Directors. The Human Resources Committee did not delegate any of its responsibilities in making these recommendations. The Director compensation program consists of the following components:

Compensation Component	Amount ($)
Annual Retainer	115,000
Audit Committee, Corporate Governance and Public Responsibility Committee, Human Resources Committee, Finance Committee, and Nuclear and Operating Committee Chairs Annual Retainers	20,000
Lead Director Annual Retainer	30,000
Annual Equity Grant	Shares with a value of approximately $150,000 on the grant date

Directors had an option to either receive the stock grant on May 17, 2023 or defer the receipt until a later date. A Director who elected to defer his or her receipt of stock received SUs in lieu of the stock grant. The SUs will be paid out in shares of common stock. The Directors also elected whether to receive these payments either as of the last business day of the month following the month in which the Director separates from service on the Board, or as of a date specified by the Director, provided that such date is after December 31 of the year in which the award was received, but in any event, no later than the second anniversary of the Director's retirement from the Board. A Director who elects to receive SUs will also receive a dividend equivalent award. Dividend equivalent awards, payable in cash, are credited to each SU to the same extent that dividends are declared and paid on our common stock and treated as reinvested.

Directors of Pinnacle West also serve on the APS Board of Directors for no additional compensation. The Company reimburses Board members for expenses associated with Board meetings and director education programs.

The 2012 Long-Term Incentive Plan, as amended (the "2012 Plan"), was amended in 2017 to add an overall limit to non-employee directors' compensation. The value of equity grants (based on the grant date value), plus the aggregate amount of cash fees earned or paid, is limited to $500,000 per calendar year. The 2021 Long-Term Incentive Plan, as amended (the "2021 Plan"), contains a similar limitation.

A comparison against the compensation programs of a peer group is generally performed every two years. A study was last performed by Frederick W. Cook & Co., Inc. (the "Consultant"), the Human Resources Committee's independent compensation consultant, and reviewed by the Human Resources Committee in December 2022, and using the peer group that was used in setting 2022 and 2023 executive compensation. At that time, the Human Resources Committee recommended to the Board, and the Board approved, increasing the value of the annual retainer from $110,000 to $115,000 and the annual equity grant from $140,000 to $150,000, and the committee chair retainers from $15,000 to $20,000. The Human Resources Committee also voted to amend the Director Equity Program as follows: SUs will be payable only in stock, thereby removing the option to select cash, stock, or a combination of cash and stock; dividend equivalents will be treated as reinvested when the common stock dividend is paid, and will be paid in cash; the interest component was removed; and a cap of two years after retirement from the Board was added to the length of time a Director can defer the payout of the SUs. These changes went into effect May 2023.

Director Stock Ownership Policy

The Company believes that Directors should have a meaningful financial stake in the Company to align their personal financial interests with those of the Company's shareholders.

Under the Director Stock Ownership Policy, each Director is required to hold or control Company common stock, RSUs, or SUs with a value of at least five times the annual cash retainer fee paid to Directors. Directors will have six years following the date they become a Director to reach the required ownership level. The Corporate Governance and Public Responsibility Committee may grant exceptions to this policy for hardship or other special circumstances. Directors may not engage in any speculative trading, hedging, or derivative security transaction (including any financial instrument such as a prepaid variable forward contract, equity swap, collar, short-sales, or exchange fund) that involves or references Company securities. In addition, Directors may not pledge, margin, or otherwise grant an economic interest in any shares of Company stock.

All the Directors are in compliance with the Director Stock Ownership Policy.

Executive Compensation

Proposal 2: Advisory Vote on Executive Compensation

Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires U.S. public corporations to provide for an advisory (non-binding) vote on executive compensation. As discussed in more detail in our CD&A and the accompanying tables and narrative, the Company has designed its executive compensation program to align executives' interests with those of our shareholders, make executives accountable for business and individual performance by putting pay at risk, and attract, retain, and reward the executive talent required to achieve our corporate objectives, and to increase long-term shareholder value. We believe that our compensation policies and practices promote a pay-at-risk philosophy and, as such, are aligned with the interests of our shareholders.

The Board of Directors unanimously recommends a vote **FOR** the approval, on an advisory basis, of the Company's executive compensation

In deciding how to vote on this say-on-pay proposal, the Board points out the following factors, many of which are more fully discussed in the CD&A:

- our Human Resources Committee has designed the compensation packages for our NEOs to depend significantly on putting pay at risk by tying pay to the achievement of goals that the Human Resources Committee believes drive long-term shareholder value;
- our pay practices are designed to encourage management to not take unacceptable risks;
- we engage in periodic structural reviews of our compensation programs and policies; and
- we believe that the Company's executive compensation program is well suited to promote the Company's objectives in both the short- and long-term.

The Board endorses the Company's executive compensation program and recommends that the shareholders vote in favor of the following resolution:

> **RESOLVED,** that the compensation paid to the Company's NEOs as disclosed in this Proxy Statement in the CD&A, the compensation tables, and the narrative discussion, is hereby approved, on an advisory basis.

Because your vote is advisory, it will not be binding upon the Human Resources Committee or the Board. However, we value our shareholders' opinions, and we will consider the outcome of the vote when determining future executive compensation arrangements.

As advised by our shareholders at the 2023 Annual Meeting of Shareholders of the Company and approved by our Board, the say-on-pay vote has been held annually. The next shareholder advisory vote on executive compensation is expected to occur at the 2025 Annual Meeting of Shareholders.

Human Resources Committee Report

The Human Resources Committee submitted the following report:

The Human Resources Committee is composed of non-employee Directors, each of whom is independent as defined by NYSE rules and the Company's Director Independence Standards.

In accordance with SEC rules, the Human Resources Committee reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Human Resources Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Company's Annual report on Form 10-K for the year ended December 31, 2023.

HUMAN RESOURCES COMMITTEE CHAIR

Richard P. Fox

HUMAN RESOURCES COMMITTEE MEMBERS

Gonzalo A. de la Melena, Jr.
Kathryn L. Munro
Paula J. Sims
James E. Trevathan, Jr.

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Compensation Discussion and Analysis ("CD&A")

TABLE OF CONTENTS

Named Executive Officers ("NEOs")

Our NEOs for 2023 were:

JEFFREY B. GULDNER



Chairman of the Board, President and Chief Executive Officer of PNW and Chairman of the Board and Chief Executive Officer of APS

Jeff leads Pinnacle West and APS. Since joining APS in 2004, Jeff has held several leadership positions responsible for areas including legal, rates and regulation, government affairs, and customer service.

He serves on the Board of Directors for Nuclear Energy Institute, Edison Electric Institute, Electric Power Research Institute, and the Smart Electric Power Alliance. In addition to industry leadership, Jeff is dedicated to community involvement and actively serves on the Board of Directors for Greater Phoenix Leadership and the McCain Institute, and is on the Advisory Board for Arizona Educational Foundation.

ANDREW D. COOPER



Senior Vice President and Chief Financial Officer of PNW and APS

Andrew is responsible for the organization's accounting, corporate treasury, financial planning and budgeting, internal audit, investor relations, pension and trust investments, and tax services. Andrew previously served as the Company's and APS's Vice President and Treasurer.

He serves on the Board of Directors for Valle del Sol and is a trustee of the Phoenix Art Museum.

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THEODORE N. GEISLER



President of APS

Ted is responsible for the Company's core utility functions, specifically non-nuclear operations, public policy, technology, customer experience, and strategy. He began his career at APS in 2001 in generation and has served in a variety of roles throughout the Company, including Senior Vice President and Chief Financial Officer.

A Phoenix native, Ted is engaged in the community, currently serving on the boards of Chicanos Por La Causa, Greater Phoenix Economic Council, and the Arizona Chamber of Commerce, and volunteering with Hunkapi Programs, which provides equine therapy to children.

ADAM C. HEFLIN



Executive Vice President and Chief Nuclear Officer of APS

Adam is responsible for all nuclear-related activities associated with the nation's largest power producer, PVGS, which also is the country's largest producer of carbon-free energy. Adam began his nuclear career in the U.S. Navy and previously served as both Chief Executive Officer and Chief Nuclear Officer of the Wolf Creek Nuclear Operating Corporation in Kansas and as Chief Nuclear Officer at Ameren's Callaway Energy Center in Missouri. He joined PVGS and APS in June 2022.

He has served on the boards of the Nuclear Energy Institute and the Institute for Nuclear Power Operations.

ROBERT E. SMITH



Executive Vice President, General Counsel and Chief Development Officer of PNW and APS

Bob is responsible for overseeing all facets of the Company's legal affairs, corporate secretary function, and the Company's growth plans and strategies.

He serves as President of Pinnacle West Power and its subsidiaries and serves on various industry and venture fund/advisory boards including: National Association of Manufacturers, Energy Impact Partners, AZ-VC, and Grand Canyon University College of Business. Bob also serves as Chair of the Board of Directors for Global Action, an international compassion and leader training organization.

Pay for Performance Overview

Business Overview

Pinnacle West is an electric utility holding company based in Phoenix, Arizona, one of the fastest-growing metropolitan areas in the United States. Through our principal subsidiary, APS, we provide retail electricity service to approximately 1.4 million customers in 11 of Arizona's 15 counties.

We have the full range of resources needed to satisfy customers' expectations, support Arizona's expanding economy and population, and deliver long-term value to shareholders, including:

- strong, experienced senior leadership;
- talented and resourceful employees who are the Company's strength;
- a diverse, well-performing energy portfolio that will grow even cleaner with our Clean Energy Commitment; and
- an established track record of safe, reliable operations.



51% of our diverse energy mix today comes from clean, carbon-free resources



PVGS provides nearly **68%** of Arizona's carbon-free energy

Clean energy plays a vital role in meeting our customers' energy needs. By partnering with our customers, our shareholders and stakeholders, and leveraging our existing assets, 51% of our diverse energy mix came from clean, carbon-free resources in 2023. The Company has been on a trajectory of increasing clean energy through solar power innovation, major investments in energy storage technology, carbon-free nuclear operations, and advances in energy efficiency solutions, while also reducing reliance on coal-generation. We are accelerating and solidifying that path with a goal of achieving a resource mix that is 65% clean energy, with 45% of the generation portfolio coming from renewable energy by 2030, and also achieving a goal of 100% clean and carbon-free electricity by 2050. We will rely on intelligent investments in renewable resources, continued modernization of the grid, the nuclear power produced at PVGS, the nation's largest carbon-free energy resource, and innovative partnerships to develop clean technologies in order to sustain reliability and affordability on the pathway to the 100% goal.

While we share ownership of PVGS, APS retains full day-to-day operational responsibility, including regulatory responsibility to the NRC. The complexity of running a nuclear plant of Palo Verde's size requires a highly specialized and experienced management team. Given our need for specialized experience within our organization, we maintain strong succession planning practices and are focused on developing, and retaining talent within our Company. Our Board's focus on attracting, developing and retaining highly skilled and experienced executives is a core consideration in structuring our executive compensation program.

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Building Shareholder Value Through our APS Promise and 10-Year Strategic Plan

As Arizona's largest and longest-serving electric company, we're proud of our heritage and performance. We also recognize the implications of new technologies and growing customer expectations, which are leading to changes at our Company and in our industry. Our strategy for building long-term value is driven by the APS Promise and our 10-Year Strategic Plan:

APS PROMISE	10-YEAR STRATEGIC PLAN
• Do what is right for the people and prosperity of our state • Create a sustainable energy future in Arizona • Serve our customers with clean, reliable and affordable energy	• Focus on customer experience and stewardship • Support an evolving workforce • Decarbonize and manage generation resources • Achieve a constructive regulatory environment • Ensure long-term financial health

Delivering Results

Our management team has maintained a focus on our core business of operating and investing in a vertically-integrated electric utility. Under the leadership of the senior officer team, PVGS continues to be a top producer of clean energy in the U.S. In addition, we have, over the long term, provided gains in shareholder returns.

During the period of 2021-2023, our total shareholder return improved based in part on an improved regulatory environment. Coming out of our 2019 rate case decision, we took action, including filing another rate case in 2022 and continuing to defer any Pinnacle West equity issuance until after the next rate case. We are making solid progress on our strategic plan and outperformed the market in 2023, ending the year with a TSR of -1.15% compared to the EEI Index performance of -8.70%. The Company believes that the negative TSRs were attributable in part to the fact that utilities were the worst performing sector in 2023, largely due to negative sentiment associated with rising interest rates and inflationary pressures.

In 2022 and 2023, we progressed through a new rate case which culminated in a constructive outcome and $253.4 million dollar net revenue increase effective March 2024. We believe this increase will meet customer needs by ensuring grid reliability and resiliency and has improved our return on equity to 9.55% with a 0.25% fair value increment enabling us to strengthen the electric grid and support Arizona's growing demand for energy. We believe this balanced rate case outcome will have multiple constructive impacts for the Company, including allowing us to continue to invest in the growth of Arizona, deliver affordable and reliable power to our customers, and improve shareholder value. However, even with this net revenue increase, we continue to face challenges from lagging historical costs due to rising interest rates and inflationary pressures. We look forward to working with the ACC on addressing these lagging costs in the near future. We are committed to continuing to cultivate robust communication and collaboration with the ACC and other stakeholders to find constructive solutions that support our customers while maintaining the financial health of our Company. We believe we have the right strategy and team in place to meet our near-term goals and deliver long-term shareholder value.

In addition to our total shareholder value performance during this time, we achieved the following accomplishments in 2023, among others:

- PNW **increased its dividend for the 12th consecutive year.**
- As a direct outcome of favorable weather and the constructive outcome of the general rate case appeal, PNW ended 2023 with **earnings above budgeted expectations.**
- Provided reliable, affordable and clean energy to serve our customers during a record-breaking summer that **exceeded previous all-time peak loads 18 times, setting a new all-time peak customer demand of 8,162 MW** on July 15, 2023.
- Our supply chain organization **mitigated rising costs** through securing long-term pricing with strategic suppliers.
- **Maintained grid reliability and minimized customer costs** by utilizing existing real-time markets and continuing to evaluate additional market steps, including day ahead market participation and a regional resource adequacy construct.
- **Demonstrated resilience and reliability** by ending the year with top quartile performance for limiting system outages frequency and duration, despite Phoenix experiencing the hottest July on record of any U.S. city.
- Non-nuclear generation units **performed exceptionally well** during the crucial summer run, with a summertime equivalent availability factor of 93.4% and start up reliability of 99.7%.
- Added **351 MW of clean energy to the APS owned generation fleet** with 150 MW of solar and 201 MW of batteries placed in service in 2023.

Our Philosophy and Objectives

Our compensation program is designed to be transparent with a clear emphasis on putting pay at risk and retaining key executives. Our executive compensation philosophy incorporates the following core principles and objectives:

- **Alignment with Shareholder Interests.** We structure our annual short-term cash and long-term equity incentive compensation to put pay at risk and reward business performance. Payouts under these plans are tied predominantly to the Company's total return to shareholders, earnings, and the achievement of measurable and sustainable business and individual goals, so that executives' interests are tied to the success of the Company and are aligned with those of our shareholders.
- **Key Management Retention.** We structure our program to provide compensation at levels necessary to attract, engage and retain an experienced management team who have the skill sets and industry experience to succeed in our complex operating and regulatory environment, including operating PVGS, and who can provide consistently strong operating and financial results. Our executive compensation philosophy incorporates the following core principles and objectives:

Pay at Risk

The Company believes that a significant portion of each NEO's total compensation opportunity should reflect both upside potential and downside risk. We place a strong emphasis on performance-based, shareholder-aligned incentive compensation.

CEO AND OTHER NEOs' TARGET TOTAL COMPENSATION


15.1%
Base Salary
17.4%
Target Annual Incentive
67.5%
Long-Term Incentive
CEO
85% At-Risk Performance-Based Pay
26.9%
Base Salary
20.5%
Target Annual Incentive
52.6%
Long-Term Incentive
Average of Other NEOs
73% At-Risk Performance-Based Pay

Executive Compensation Changes

We are committed to actively engaging with our shareholders and making changes to our compensation program to ensure that it represents our strong commitment to our pay-for-performance philosophy. Over the past several years, we have undertaken the following:

- Beginning in 2021, we restructured the business unit metric portion of our annual cash incentive plan to focus on enterprise shared metrics, which in turn focused our employees on metrics that align with the principles of the APS Promise and our strategic priorities
- Ensured performance-based plan goals are set with appropriate levels of rigor
- Increased percentage of at-risk compensation
- Beginning in 2022, aligned Performance Share Award metrics to shareholder value and our Clean Energy Commitment by eliminating various relative operational metrics and adding EPS performance and clean MW installed metrics
- Beginning with the 2022 equity grants, to align with best practice, we:
  - Modified the RSU awards to only be issued in stock
  - Removed full vesting upon reaching retirement eligibility; upon retirement, performance share awards payouts will be prorated based on actual time employed during the performance period and RSU recipients will only receive the next subsequent vesting
  - Provided accelerated vesting upon death and disability
  - Discontinued provision which provided for certain vesting rights for individuals who met the definition of a late career recipient

- Dividend equivalents changed to paid in cash and treated as reinvested; eliminated interest paid on dividends
- Aligned the 2021 Performance Share Award relative operational metrics to our long-term strategic initiatives by:
  - Adding JDP residential customer satisfaction
  - Removing relative coal capacity factor

2023 Compensation Outcomes

The table below illustrates the total direct compensation (in millions) for each of our NEOs in 2023:


$8.0
$2.5
$3.0
$2.8
$2.5

	Jeffrey B. Guldner	Andrew D. Cooper	Theodore N. Geisler	Adam C. Heflin	Robert E. Smith
Base Salary	$ 1.1	$ 0.6	$ 0.7	$ 0.7	$ 0.6
Annual Cash Incentive	$ 1.9	$ 0.6	$ 0.8	$ 0.8	$ 0.8
Long-Term Incentive	$ 5.0	$ 1.3	$ 1.5	$ 1.3	$ 1.1
Total Direct Compensation	$ 8.0	$ 2.5	$ 3.0	$ 2.8	$ 2.5
At Risk	86%	76%	77%	75%	76%

2023 Compensation Plan

For 2023, the Company's core executive compensation program for our NEOs consisted of the following key components:

	Pay Element	Measurement Period	Performance Link	Description
Base Salary	Cash	Salary is based on experience, performance, and responsibilities and is benchmarked to a peer group and market survey data to align with competitive levels.		
Annual Incentives	Cash	1 year	**Earnings** CEO[1]: 50.0% Other NEOs: 50.0%	Universal measure of business financial performance; encourages achievement of bottom-line earnings growth goals.
			Business Unit Performance[2] 50.0%	Pre-established operational business unit performance goals that include safety, customer experience and operational quality and efficiency metrics.
Long-Term Incentives	**Performance Shares** 70%[3]	3 years	**Relative TSR** 40%	Links pay to key measures generating shareholder value relative to others in the industry.
			EPS Performance 40%	Links pay to key measure generating shareholder value and financial targets.
			Clean Megawatts Installed 20%	Links pay to Clean Energy Commitment.
	Restricted Stock Units 30%[3]	Vest ratably over 4 years	**Stock Price**	Encourages retention; value dependent upon share price appreciation and four-year vesting to encourage retention.
Benefits	We provide benefits, including pension and deferred compensation programs, change of control agreements, and limited perquisites that are designed to attract and retain our executive talent.			

(1) Mr. Guldner participated in the APS 2023 Annual Incentive Award Plan (the "APS Incentive Plan"). However, under the APS Plan, Mr. Guldner's incentive opportunity tied to earnings was based on PNW earnings and not APS earnings. For additional details regarding Mr. Guldner's incentive award for 2023, please refer to pages 74-80.

(2) Based on the following business units, as applicable: Corporate Resources (Information Technology), Corporate Resources (Resource Management), Corporate Resources (excluding Resource Management and Information Technology), Customer Experience and Communications, Generation (non-nuclear), Transmission and Distribution, and PVGS. For additional details regarding our goal-setting process and the specific business unit goals for 2023, please refer to pages 76-77 and 79-80.

(3) For our 2023 annual long-term equity awards, Messrs. Guldner, Geisler, Heflin, and Smith were granted 70% performance shares and 30% RSUs and Mr. Cooper was granted 60% performance shares and 40% RSUs. For additional details regarding our goal-setting process and the specific long-term goals for 2023 performance share awards, please refer to pages 82-83.

Key 2023 Compensation Decisions

For fiscal year 2023, the Human Resources Committee (for purposes of the CD&A, the "Committee"), or the Board acting on the Committee's recommendation, approved the compensation described below for our NEOs:

2023 Base Salary Adjustments

For fiscal year 2023, the Committee increased Mr. Guldner's salary by 2.3% and the Board, acting on the Committee's recommendation, increased the base salaries of Messrs. Cooper, Geisler, Heflin, and Smith by 20.0%, 3.1%, 2.1%, and 1.6%, respectively. Mr. Cooper's increase includes an adjustment to bring him closer to the competitive market median for his role.

2023 Annual Incentive Award

The Board oversees the Company's business strategy. The Company maintains a rigorous performance goal-setting process wherein targets are set during our annual business planning process based on strategies and goals that address our long-term issues.

- The Committee annually reviews the earnings goal and business unit metrics to ensure alignment with the financial plan and business strategy, with target performance set at levels that are intended to be challenging without incentivizing inappropriate risk taking.
- The Company's goal setting process is guided by our long-term objectives and strategic priorities, using a blend of business considerations, industry benchmark data, and opportunities to improve performance to ensure the appropriate level of rigor.

The 2023 annual incentive earnings and business unit components were set with these practices and philosophy as further described on pages 76-80 of this Proxy Statement.

2023 Long-Term Incentive Awards

Our long-term equity incentive compensation is intended to align the interests of executives and our shareholders and increase long-term shareholder value, while also offering an award opportunity that helps attract and retain qualified, experienced executives. The 2023 long-term annual incentive grants awarded to our NEOs were granted consistent with our executive compensation practices and philosophy as described on page 81 of this Proxy Statement.

Compensation Governance

Our executive compensation program is overseen by the Committee and has received strong shareholder support over the past years. In 2023, our say-on-pay vote received a "for" vote of 94.8% and as a result, the Committee did not make any changes to the compensation program in direct response to the 2023 vote. However, through ongoing shareholder engagement and regular assessment of our compensation governance practices, we seek to continue to improve our compensation governance:

- **Shareholder feedback** informs compensation program design
- Short-term and long-term **goals connect to our long-term objectives, financial plan, and strategic goals**
- Substantial proportion of target compensation **is at risk** (85% for the CEO and 73% on average for other NEOs)
- **Beginning in 2021 and continuing in 2022 and 2023,** we restructured the business unit metric portion of our annual cash incentive plan to focus on enterprise shared metrics that are aligned with achieving our strategic goals and the principles of the APS Promise
- Beginning in 2022 and continuing in 2023, we added EPS performance and clean MW installed metrics to our Performance Shares Award metrics to align with the interest of our shareholders and Clean Energy Commitment, and removed operational metrics
- **No excise tax gross-up provisions** in new or materially amended Change of Control Agreements (defined below) with our NEOs
- **Anti-hedging policy** for all Directors, officers, and employees and anti-pledging policy for all Directors and officers
- **Stock ownership guidelines** for all NEOs, other officers, and non-employee Directors (all NEOs, other officers, and non-employee Directors are in compliance with the guidelines)
- **Clawback policy** for our current or former executive officers covering short- and long-term incentive awards

How We Set Executive Compensation

Role of the Human Resources Committee

The Committee monitors executive officer compensation throughout the year and undertakes a thorough analysis of our executive officer compensation each fall. This review includes consideration of competitive positions relative to specified labor markets, the mix of compensation components, performance requirements, the portion of pay at risk and tied to performance, and individual performance evaluations. From December through February, the Committee considers and approves executive officer compensation, including salary and cash and non-cash incentives. The Committee makes all compensation decisions relating to our CEO's compensation, determines the awards to be granted under the 2021 Plan and previously made awards under the 2012 Plan, and determines the awards under the 2023 Incentive Plans (defined on page 74 of this Proxy Statement). The Committee recommends other executive officer compensation decisions, which are approved by the Board for Pinnacle West officers and the Board of Directors of APS for APS officers.

Role of Executive Officers

Management works with the Committee to establish the agenda for Committee meetings and preparing meeting information. Management conducts evaluations and provides information on the performance of the executive officers for the Committee's consideration and provides other information at the Committee's request. Management also assists the Committee by recommending: salary levels; annual incentive plan structure and design, including earnings and business unit performance targets or other goals; long-term incentive plan structure and design, including award levels; and the type, structure, and amount of other awards. The executive officers are available to the Consultant to provide information as requested by the Consultant. At the request of the Chair of the Committee, the CEO or other officers may attend and participate in portions of the Committee's meetings.

Role of Compensation Consultants

Under its charter, the Committee has the sole authority to retain and terminate a consulting firm to assist the Committee in carrying out its responsibilities. The Committee engaged the Consultant to assist in its evaluation of 2023 compensation for our executive officers. In particular, the Committee instructed the Consultant to prepare a competitive analysis of the compensation of the executive officers of the Company and of APS, and to make recommendations for changes to the existing compensation program, if warranted. The Consultant does not provide any other services to the Company nor its affiliates. The Committee has assessed the independence of the Consultant and has concluded that the Consultant is independent as determined under the NYSE rules.

Pay Comparisons

In evaluating compensation for the NEOs, the Committee takes into account the Consultant's analysis and recommendations regarding the competitiveness and structure of our compensation program. The Committee considers the competitive market data presented by the Consultant as an important reference point to assure the Committee that compensation levels and programs provided to executive management are reasonable. However, actual compensation levels also take into account the individual executives and their responsibilities, skills, expertise, and value added, as well as the competitive marketplace for executive talent.

Consultant's Report

The Consultant reviewed our executive compensation practices and considered the extent to which these practices support our executive compensation objectives and philosophy. As part of this study, the Consultant performed competitive pay comparisons for our executive officers based on three data sets:

PEER GROUP (33%)(1)		GENERAL INDUSTRY DATA (33%)(1)		INDUSTRY-SPECIFIC DATA (33%)(1)
2021/2022 compensation information as disclosed in 2022 SEC filings for the peer group (as described below)	+	Based on survey published by Willis Towers Watson PLC (reflecting an interpolation between companies in the $3B-$6B revenue and $6B-$10B revenue brackets)	+	From the Willis Towers Watson Energy Services Industry Survey (reflecting an interpolation between companies in the $3B-$6B revenue bracket and companies with revenues greater than $6B)

(1) Reflects weightings used for Messrs. Guldner, Cooper, Geisler and Smith. Weighting for Mr. Heflin is discussed below.

From these sources, the Consultant developed a consensus in which the competitive industry comparison for Messrs. Guldner, Cooper, Geisler and Smith reflect a weighting of one-third peer group proxy statement data, one-third Energy Services Industry Survey, and one-third general industry survey. Mr. Heflin did not have a general industry survey match, so the competitive industry comparison reflects an average of the peer group proxy statement data and Energy Services Industry Survey data for his position. Compensation levels were updated to 2023, based on projected executive level market movement from major salary planning surveys selected by the Consultant.

In providing information to the Committee with respect to setting 2023 compensation, the Consultant reviewed the total compensation levels of the executive officers and presented its analysis in October 2022. At that time, the Consultant also reviewed the individual elements of compensation, including the design of annual incentives and long-term incentives.

The Consultant's analysis includes competitive findings for base salary, annual incentive, long-term equity incentives, and target total direct compensation for the NEOs relative to the 25th, 50th, and 75th percentiles of the companies included in the three data sets. The conclusions of the reports as to competitive pay comparisons of the NEOs for these compensation elements are as follows:

Name	Target Annual Cash (Salary + Target Annual Incentives)	Long-Term Incentives	Target Total Direct Compensation
Mr. Guldner	50th percentile	25th percentile	Between the 25th and 50th percentile
Mr. Cooper	< 25th percentile	< 25th percentile	< 25th percentile
Mr. Geisler	50th percentile	25th - 50th percentile	50th percentile
Mr. Heflin	50th percentile	50th percentile	50th percentile
Mr. Smith	75th percentile	25th - 50th percentile	50th percentile

Application of the Committee's Judgment

The analysis in the Consultant's report and its recommendations regarding the competitiveness and structure of compensation are factors that the Committee takes into account in its evaluation of compensation for the NEOs. The Committee considers the competitive market data presented by the Consultant as an important reference point to assure the Committee of the reasonableness of compensation levels and programs provided to executive management; however, actual compensation levels also take into account the individual executives and their responsibilities, skills, expertise, value added, as well as the competitive marketplace for executive talent.

Company, business unit, and individual officer performance, as well as compensation competitiveness, are the primary factors in determining the level of total direct compensation for the NEOs. While the Committee considers internal pay equity in making compensation decisions, we do not have a policy requiring any set levels of internal pay differentiation. Finally, the Committee evaluates other factors that it considers relevant, such as the financial condition of the Company and APS. The Company does not have a pre-established policy or target for allocation between cash and non-cash compensation or between short-term and long-term incentive compensation, although the Committee does allocate long-term awards between the two forms of equity grants.

Determining the Peer Group

The Peer Group (defined below) used as one input in our pay comparison process is reviewed annually to ensure it remains appropriate. In constructing the Peer Group, the Committee takes into consideration the scope and complexity of the Company's management responsibility and liability exposures, including the following factors:

- Pinnacle West's operating subsidiary, APS, operates PVGS, the largest nuclear power plant in the U.S., which has a $1 billion annual budget, employs slightly under one-third of APS employees, and is subject to comprehensive and complex nuclear and environmental regulation;
- The management scope of the PVGS operations requires the Company to seek talent from larger utilities, including those with significant nuclear operations and similar regulatory and business challenges; and
- APS has full operational control and legal responsibility for PVGS and Four Corners. This is an important factor because APS does not have 100% ownership of these stations and, therefore, our full operational responsibility is not accounted for in standard measures of Pinnacle West's or APS's size.

Given these factors, we make certain adjustments to our size measure to account for our operational responsibilities to allow for more appropriate comparability of Pinnacle West to potential peer companies. In particular, we adjust our revenues to reflect our control and responsibility for PVGS and Four Corners. The amount used for APS revenues is adjusted to take into account the revenues that are attributable to co-owned assets over which APS maintains full operational control and legal compliance responsibility. This adjustment resulted in an amount of $5.5 billion compared to its reported twelve months ended June 30, 2022 revenues of $4.0 billion.

Within the range of potential peers based on adjusted revenues, the Peer Group is then determined based on additional factors including:

- Scope of management complexity
- Nuclear operations
- Top industry talent (related to management complexity)
- Regulated vs. non-regulated operations
- Complexities of a challenging regulatory environment
- CEO/senior management leadership

As a result of its most recent review, the Committee approved the use of the same Peer Group that was used in setting 2022 executive compensation. The Peer Group is broadly similar to the Company in scope and complexity of operations (taking into account nuclear operations, regulatory profile, and other quantitative and qualitative considerations) and positions the Company between the 25th percentile and median with respect to revenues (adjusted as explained above).

As outlined previously, peer proxy data is only one-third of the compensation information that is referenced for our NEOs (except for Mr. Heflin, where peer proxy statement data is weighted at 50%). For setting 2023 compensation, the Peer Group consisted of the following predominantly rate-regulated utilities (the "Peer Group"):

Peer Group

Alliant Energy Corporation (LNT)	Evergy, Inc. (EVRG)	PNM Resources, Inc. (PNM)
Ameren Corporation (AEE)	Eversource Energy (ES)	PPL Corporation (PPL)
Avangrid, Inc. (AGR)	Hawaiian Electric Industries, Inc. (HE)	The Southern Company (SO)
CMS Energy (CMS)	NiSource Inc. (NI)	WEC Energy Group, Inc. (WEC)
DTE Energy Company (DTE)	OGE Energy Corp. (OGE)	Xcel Energy, Inc. (XEL)
Edison International (EIX)		

Risk Management and Assessment

The Committee reviewed a compensation risk assessment conducted independently by the Consultant. The assessment focused on the design and application of the Company's executive compensation program and whether such programs encourage excessive risk taking by executive officers. In addition, management advised the Committee that management has reviewed the compensation program for the Company's non-executive employees, which generally consist of the same compensation components contained in the executive compensation program, and has concluded that the programs are balanced and do not encourage imprudent risk-taking. Based on the outcome of the Consultant assessment and the information from management, the Committee believes the Company's compensation programs (i) do not motivate our executive officers or our non-executive employees to take excessive risks, (ii) are well designed to encourage behaviors aligned with the long-term interests of shareholders, and (iii) are not reasonably likely to have a material adverse effect on the Company.

Executive Compensation Components

Base Salary

Base salaries are set at competitive levels to attract and retain qualified, experienced executives. Salary levels are based on experience, performance and responsibilities, and benchmarked to the Peer Group and market survey data to align with competitive levels. The Committee reviews competitive salary information and individual salaries for executive officers on an annual basis. In considering individual salaries, the Committee reviews the scope of job responsibilities, individual contributions, business performance, retention concerns, and current compensation compared to market practices. The Committee also considers that base salary is used as the basis for calculating annual incentive awards.

In December 2022, the Committee set the base salaries for fiscal year 2023 at the following:

Name	2022 Base Salary ($)	2023 Base Salary ($)
Mr. Guldner	1,100,000	1,125,000
Mr. Cooper	500,000	600,000
Mr. Geisler	650,000	670,000
Mr. Heflin	700,000	715,000
Mr. Smith	620,000	630,000

Annual Cash Incentives

Our annual cash incentives are strongly performance-based and designed to both reward achievement of pre-determined annual performance objectives that are critical to our business operations and to attract and retain qualified, experienced executives. Performance for NEOs is measured based on relevant and objective earnings and business unit metrics.

- **CEO.** Mr. Guldner participated in the APS Incentive Plan, but the award opportunities are based 50% on the achievement of 2023 Pinnacle West earnings levels and 50% on the achievement of enterprise shared metrics that are aligned with achieving our strategic goals and APS business unit performance goals in the functional areas of customer experience and communications, transmission and distribution, generation (non-nuclear), corporate resources, and PVGS.
- **Other NEOs.** Messrs. Cooper, Geisler and Smith participated in the APS Incentive Plan and Mr. Heflin participated in the APS 2023 Annual Incentive Award Plan for Palo Verde Employees (the “Palo Verde Incentive Plan”).

The APS Incentive Plan and the Palo Verde Incentive Plan are collectively referred to as the “2023 Incentive Plans.” In December 2022, the Committee approved the CEO portion of the APS Annual Incentive Plan and the Board, on the recommendation of the Committee, approved the 2023 Incentive Plans for all other officers. In February 2023, the 2023 Incentive Plans were amended to reflect an increase to incentive earnings targets driven primarily by impacts of interest rates and updated pension estimates. In June 2023, the 2023 Incentive Plans were further amended to reflect the Company’s updated Clawback Policy as discussed on page 86 of this Proxy Statement.

2023 Annual Incentive Plan Component Summary

2023 CEO Annual Cash Incentive (1) = **PNW Earnings Performance** 50% + **Business Unit Performance** 50%

APS Incentive Plan: Earnings threshold must be met for any payout of annual incentive award

2023 Other NEOs Annual Cash Incentive (1) = **APS Earnings Performance** 50% + **Business Unit Performance** 50%

APS Incentive Plan: Earnings threshold must be met for any payout of annual incentive award

Palo Verde Incentive Plan: Earnings threshold and target business unit performance must be met for payout of APS earnings component; if earnings threshold is not met, there can still be a payout under the business unit performance component

(1) Weightings are shown as a percentage of total incentive opportunity.

Individual awards under our annual cash incentive plans are based on the achievement of relevant and objective earnings, enterprise shared metric goals, and business unit goals, which tie payouts directly to performance on key operational and core measures related to shared enterprise and business unit performance and ultimately serve to enhance shareholder value.

The 2023 Incentive Plans allows the Committee to modify annual incentive payments to account for various individual accomplishments. As such, Mr. Smith's annual incentive award was increased by 20% in recognition of his significant leadership and contributions during 2023 associated with the sale of the Company's subsidiary, Bright Canyon Energy Corporation the first stage of which closed in August 2023 with remaining stages completed in January 2024. This individual performance modifier represented a $133,387 increase to Mr. Smith's annual incentive award for 2023.

2023 Incentive Plan Opportunities and Achievements

Each year the Committee determines target annual incentive awards for the NEOs, expressed as a percentage of base salary. The target award percentages and actual annual incentive award payouts for 2023 are shown below:

NEO	Threshold (% of Salary)	Target (% of Salary)	Maximum (% of Salary)	2023 Actual (% of Salary)	2023 Actual ($)
Mr. Guldner	28.75	115	230	167.1	1,880,049
Mr. Cooper	17.50	70	140	98.8	592,830
Mr. Geisler	21.25	85	170	121.7	815,287
Mr. Heflin	18.75	75	150	106.0	757,721
Mr. Smith [(1)]	18.75	75	150	127.0	800,321

(1) 2023 Actual includes an additional 20% ($133,387) performance modifier.

2023 APS Incentive Plan Results

The weightings and results for Messrs. Guldner, Cooper, Geisler, and Smith under the APS Incentive Plan, and Mr. Heflin under the Palo Verde Incentive Plan, are outlined below. Additional details on shared enterprise metrics and/or business area specific metric performance can be found on page 79 of the Proxy:

		50% Business Unit Performance					
NEO	50% Earnings[(1)] (%)	Corporate Resources (%)	Customer Experience & Communications (%)	Generation (non-nuclear) (%)	Transmission/ Distribution (%)	Palo Verde (%)	2023 Total (%)
Mr. Guldner	**166**	**121** [(2)]	**122**	**123**	**137**	**122**	**125**
Weighting	(50)	(10)	(10)	(10)	(10)	(10)	(50)
Mr. Cooper	**161**	**121** [(3)]					**121**
Weighting	(50)	(50)					(50)
Mr. Geisler	**161**	**120** [(4)]	**122**	**123**	**137**		**125**
Weighting	(50)	(12.5)	(12.5)	(12.5)	(12.5)		(50)
Mr. Heflin	**161**					**122**	**122**
Weighting	(50)					(50)	(50)
Mr. Smith	**161**	**121** [(5)]					**121**
Weighting	(50)	(50)					(50)

(1) Reflects PNW earnings for Mr. Guldner and APS earnings for all others.

(2) Reflects the average of all Corporate Resources business units.

(3) Reflects the Finance/Accounting business unit.

(4) Reflects the average of all Corporate Resources business units weighted at 15% plus the Resource Management and Information Technology business units weighted at 5% each.

(5) Reflects the Legal Corporate Resources business unit.

2023 Incentive Plan Target Setting Process

Earnings Component Target Setting Process

The earnings component targets consider that, as a regulated utility, we are generally unable to adjust our base retail rates outside of a rate case. As such, in years in which we do not expect a retail rate adjustment, changes in our revenues over the previous year would depend largely on factors beyond our control, such as customer growth, weather, and customer usage patterns. The Committee sets earnings goals each year in support of the Company's financial plan and growth objectives, while taking into consideration economic conditions and items that may have impacted the prior year's actual results, such as:

- weather-related revenue
- state and federal regulatory or policy changes
- impact(s) of one-time or non-recurring items

The Committee reviews earnings adjustments throughout the year by considering:

- whether the item was included in the financial plan
- whether the item was an unanticipated event that occurred during the period (outside of management's control)
- whether the item was unusual or non-recurring, including, without limitation, ACC related impacts on earnings

Consistent with this methodology, for 2023, the Committee set threshold, target, and maximum Pinnacle West and APS earnings goals in consideration of the following:

- a continued focus on effective cost controls and customer affordability
- modest increases to customer usage and sales forecasts
- higher interest rates

For 2023, we set the APS earnings target at $524 million, flat to 2022 actual incentive earnings of $524.9 million. Likewise, we set Pinnacle West's 2023 earnings target at $467 million, a decrease to Pinnacle West's 2022 actual incentive earnings of $483.6 million. The modest decrease of $16.6 million in the Pinnacle West 2023 earnings target was reflective of higher interest rates and new debt issuance expenses.

Business Unit Component Target Setting Process

The Committee and the Board review and discuss the metrics and target recommendations to ensure appropriate rigor and alignment to business strategy and the financial plan.

The Company reviews enterprise shared and business unit specific metrics as part of the strategic business planning process to ensure alignment with the APS Promise and our strategic priorities.

The goal-setting process considers objective measures to set achievement levels based on:

- industry benchmarks with the objective of delivering top quartile performance
- previous performance and opportunities to improve performance
- internal trends and external considerations
- goals to stretch and motivate performance improvement

For 2023, we continued to align our shared enterprise-wide and business unit metrics with our principles and execution of strategic priorities. The 2023 Incentive Plans business unit performance for the NEOs (excluding Mr. Heflin) was measured 60% on five shared enterprise metrics and the remaining 40% on specific metrics aligned with the business unit(s) the officer supports.

- Mr. Guldner was evaluated against the shared enterprise metrics and an average of the five business specific areas
- Mr. Heflin was measured on PVGS business area metrics

2023 PNW and APS Incentive Plan Results — Earnings

For incentive plan purposes, earnings for Pinnacle West were 166% of target and earnings for APS were 161% of target, at $501.6 million and $555.6 million, respectively, as shown below. The 2023 earnings results were driven primarily by:

- higher revenues as a result of a constructive appellate court decision that reversed a disallowance of recovery for required investments in pollution control equipment at our Four Corners;
- higher revenues from warmer than expected weather, including a record-breaking summer with 55 days over 100 degrees; and
- gain on the sale of the Company's subsidiary, Bright Canyon Energy Corporation, which impacted only PNW earnings.

The earnings portion of the annual cash incentive for Mr. Guldner as CEO was determined based on Pinnacle West earnings weighted at 50% of the award. For all NEOs other than the CEO, the earnings portion of the annual cash incentive was determined based on APS earnings and weighted at 50% of the award. The APS Incentive Plan provides that if the threshold earnings number is not met, no incentive payment will be awarded, regardless of business unit performance.

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The Palo Verde Incentive Plan provides that if the threshold earnings number is not met, the APS earnings portion of the incentive payment will not be awarded. In addition, under the Palo Verde Incentive Plan, PVGS's overall business unit performance was required to achieve at least 100% of the target level for 2023 before Mr. Heflin could receive any payout under the APS earnings portion.

	Performance (in millions)		
Metric	Threshold	Target	Maximum
PNW Incentive Earnings	$415	$467	$519


$501.6
2023 Results
$415
$467
$519

	Performance (in millions)		
Metric	Threshold	Target	Maximum
APS Incentive Earnings	$472	$524	$576


$555.6
2023 Results
$472
$524
$576

Under the terms of the 2023 Incentive Plans, the Committee may adjust plan targets or incentive results and may make other changes to the plan deemed necessary or appropriate due to unanticipated events that arise during the performance period or unusual or non-recurring adjustments on actual earnings that arise during the performance period, including without limitation, ACC rate-related impacts on earnings. The Committee made no adjustment to the Pinnacle West 2023 earnings number for purposes of the 2023 Incentive Plans. As permitted by the terms of the 2023 Incentive Plans, the Committee adjusted APS 2023 earnings to reflect a budget correction to a tax allocation that was made within the Pinnacle West consolidated group of companies, which impacted the APS 2023 earnings by $8 million. The net effect of this adjustment was an increase in APS 2023 earnings from $547.3 million to $555.6 million. The intra-company tax allocation did not impact the consolidated Pinnacle West earnings target.

2023 PNW and APS Incentive Plan Results — Business Unit Metrics

The 2023 average of all business unit metrics performance for 2023 was 125% of target compared to 110% of target in 2022.

	Business Unit Performance					
	Corporate Resources (%)	Customer Experience (%)	Generation (non-nuclear) (%)	Transmission/ Distribution (%)	Palo Verde (%)	Average (%)
2023 Results	121	122	123	137	122	125
2022 Results	103	111	125	63	151	110

As indicated above, NEOs are evaluated based on shared enterprise metrics and/or business area specific metrics that correlate to their responsibilities. The business unit component for each NEO was weighted at 50%, with multiple business area results averaged for applicable NEOs. The 2023 Incentive Plans allow the Committee to make adjustments for individual performance, and the Committee may exercise discretion under the 2023 Incentive Plans due to unanticipated events that might arise during the performance period. In 2023 and 2022, the Committee made no adjustments to the business metrics.

The following table summarizes the shared enterprise metrics and/or business area specific metrics used for each business unit, in addition to individual weightings, targets, and 2023 results. Under the components of the 2023 Incentive Plans, the range of potential achievement for each business unit metric was zero to 200% of the target level. Within that range, a target level of achievement provided for a 100% payout, a threshold level provided for a 50% of target payout, and a maximum level provided for a 200% of target payout.

The percentage of target performance achieved reflects the comparison of our actual achievement of a particular measure for 2023 to the target established for that measure.

Business Unit Measures and Weighting	Measure	Target	Actual Results	% of Target Performance Achieved
Shared Enterprise Metrics (60%) (excluding PVGS)				**57**
Employee Safety (15%)	Total Company Serious Injury and Fatality[(1)] ("SIF") (15%)	N/A	8	50
Customer Experience (15%)	J.D. Power Business Study Overall Customer Satisfaction (4%)	Middle third of 2nd Quartile	Top third of 2nd Quartile	200
	J.D. Power Utility Residential Study Overall Customer Satisfaction (11%)	Middle third of 2nd Quartile	Middle third of 2nd Quartile	100
Customer Affordability (30%)	PNW O&M (15%)	N/A	$37.1M Over	0
	PNW Capital (15%)	Target +/- $5M	$1.8M Over	200
Corporate Resources (Information Technology)				**125**
Shared Enterprise Metrics (60%)				57
Reliability (40%)	Average of Operations Groups[(2)] Results (30%)	100%	162%	162
	Mission and Business Critical Systems Service Level Performance (10%)	90.00%	100.00%	200

(1) Measured quarterly; pays at maximum for each quarter with no recordable incidents; no payout in the event of an APS employee work-related fatality.

(2) Average includes: Transmission and Distribution, Customer Experience and Communications, Generation (non-nuclear) and PVGS.

Business Unit Measures and Weighting	Measure	Target	Actual Results	% of Target Performance Achieved
Corporate Resources (Resource Management)				**116**
Shared Enterprise Metrics (60%)				57
Reliability (40%)	Average of Operations Groups[2] Results (20%)	100%	162%	162
	EIM Flex Ramping Value (20%)	97.25%	97.58%	133
Corporate Resources (excluding Information Technology and Resource Management)				**121**
Shared Enterprise Metrics (60%)				57
Reliability (40%)	Average of Operations Groups[2] Results (40%)	100%	162%	162
Customer Experience and Communications				**122**
Shared Enterprise Metrics (60%)				57
Customer Experience (40%)	Customer Care Service Level (20%)	75%	77%	125
	Digital Engagement (20%)	4%	18%	200
Generation (non-nuclear)				**123**
Shared Enterprise Metrics (60%)				57
Reliability (20%)	G&O Start-Up Reliability (20%)	99.2%	99.7%	200
Customer Experience (20%)	Fleet Summertime Equivalent Availability Factor (20%)	92.8%	93.4%	130
Transmission and Distribution				**137**
Shared Enterprise Metrics (60%)				57
Reliability (40%)	System Average Interruption Frequency Index (“SAIFI”) — All Interruptions (20%)	1.05	0.88	200
	System Average Interruption Duration Index (“SAIDI”) — All Interruptions (20%)	147.34	98.58	200
PVGS[3]				**122**
Employee Safety (15%)	PV SIF[4] — Employees and Contractors (10%)	N/A	0	200
	PI&R Performance Index (out of 7), measured quarterly (5%)	6 Green/White No Red	7 Green/ White;	200
Customer Experience (25%)	Site Capacity Factor (10%)	92.00%	91.42%	71
	Summer Reliability Capacity Factor (15%)	99.00%	98.95%	95
Nuclear Operations (10%)	INPO Operational Focus Index (Nov) (10%)	2nd Quartile	2nd Quartile	100
Reliability (30%)	Scrams (Avoidable) (5%)	0	2	—
	Spring Outage Performance (7.5%)	4 of 5	5 of 5	200
	Fall Outage Performance (7.5%)	4 of 5	5 of 5	200
	INPO Equipment Performance Indicator Index (Nov) (10%)	Top of 2nd Quartile	2nd Quartile	50
Customer Affordability (20%)	Capital Budget (Jun) (5%)	$2M < Budget	$1.1M Under	190
	O&M Budget (15%)	$2M < Budget	$0.1M Under	105

(3) PVGS business unit performance goals must achieve at least 100% payout overall before payment of the APS performance component can occur.

(4) Measured quarterly; pays at maximum for each quarter with no recordable incidents; no payout in the event of a PVGS work-related fatality.

Long-Term Incentives

Our long-term equity incentive compensation is intended to align the interests of executives and our shareholders and increase long-term shareholder value while also offering an award opportunity that helps attract and retain qualified, experienced executives. The Company currently uses two types of equity awards: performance shares and RSUs. For our CEO, APS President, and Executive Vice Presidents, our annual long-term equity awards were granted 70% to performance-based measures and 30% to time-based vesting, and for all other NEO officers, 60% to performance-based measures and 40% to time-based vesting.

2023 Long-Term Equity Incentive Component Summary

Vehicle	% of Target Equity Pay Mix	Measurement Period	Performance Link
Performance Shares	70 [(1)]	3 years	**Relative TSR (40%)**
			EPS Performance (40%)
			Clean MWs Installed (20%)
RSUs	30 [(1)]	Vest ratably over 4 years	**Stock Price**

(1) For our 2023 annual long-term equity awards, Messrs. Guldner, Geisler, Heflin, and Smith were granted 70% performance shares and 30% RSUs; Mr. Cooper was granted 60% performance shares and 40% RSUs.

To determine the amount of performance share and RSU awards for the annual grants made in February 2023, the Committee first established a target compensation value for each officer that it wanted to deliver through long-term equity award opportunities. The Committee considered various factors, including the retention value of the total compensation package, the long-term equity component in light of the competitive environment, and individual performance. The Committee also considered target value, taking into consideration the Company's achievement of earnings targets, and overall performance. Once the target value was established, the Committee determined the number of shares subject to the awards by reference to the then-current market value of the Company's common stock, and then allocated the 2023 awards 70% to performance shares and 30% to RSUs for the CEO, APS President, and Executive Vice Presidents, 60% to performance shares and 40% to RSUs for all Senior Vice Presidents, and 50% to performance shares and 50% to RSUs for all other officers.

The 2023 awards to the NEOs were as follows:

Name	Performance Shares – 70%(#)	RSUs – 30%(#)	Grant Date Value($)[(1)]
Mr. Guldner	46,124	19,768	$4,885,233
Mr. Cooper[(2)]	9,916	6,612	$1,225,386
Mr. Geisler	13,456	5,768	$1,425,268
Mr. Heflin	12,276	5,264	$1,300,416
Mr. Smith	9,680	4,148	$1,025,208

(1) For purposes of this table, Grant Date Value is equal to the total number of shares multiplied by the Company's closing stock price on the date of grant ($74.14).

(2) Mr. Cooper's February 2023 annual awards were 60% performance shares and 40% RSUs.

Performance Shares

2023 Performance Shares

We granted performance shares to our NEOs in February 2023 for a three-year performance period (the "2023 Performance Shares") with three distinct elements — relative TSR, EPS performance, and the number of clean MWs installed.

Metrics	Weighting	Rationale and Performance Link
Relative TSR Measures the Company's TSR performance against: • EEI Index	40%	Links pay to key measures generating shareholder value relative to others in the industry
EPS Performance Measures the Company's actual EPS to our EPS target	40%	Links pay to key measures generating shareholder value and financial target
Clean MWs Installed Measures the Company's clean MWs installed to our clean MWs installed target	20%	Links pay to Clean Energy Commitment

The Committee grants each award recipient a specified number of performance shares, which is allocated based on a weighting and considered the "Base Grant" for each performance element. Under each of the performance elements, the maximum award opportunity is 200% of the Base Grant, which reflects the performance of the three elements. We anticipate that the common stock payout, if any, for each element described below will be made in February 2026.

TSR

TSR is the measure of a company's stock price appreciation, plus dividends, during the three-year performance period. We believe using TSR strengthens the link between officer performance and shareholder return. For our CEO, APS President, and Executive Vice Presidents, the portion of the performance shares that are TSR-based will vest at target only if the Company's three-year relative TSR performance equals or exceeds the 55th percentile of the EEI Index.

Relative TSR Performance Scale	Performance Share Payout	Total Maximum Award Opportunity
90th Percentile or Greater	200% of the Base Grant	**200% of Base Grant**
55th Percentile[(1)]	100% of the Base Grant	
25th Percentile	25% of the Base Grant	
Less than 25th Percentile	None	

(1) For Mr. Cooper's 2023 Performance Shares, 100% of the Base Grant will pay out if the relative performance scale equals or exceeds the 50th percentile of the Index, based on his officer level as a Senior Vice President.

EPS Performance

EPS performance measures the three-year average PNW EPS from continuing operations, diluted, performance as a percent of approved target for each year of the performance period. We anticipate that the common stock payout, if any, related to this element will be made in February 2026.

Average EPS Performance Scale	Performance Share Payout	Total Maximum Award Opportunity
110.0%	200% of the Base Grant	**200% of Base Grant**
100.0%	100% of the Base Grant	
95.0%	25% of the Base Grant	
Less than 95.0%	None	

Clean MWs Installed

Measures nameplate capacity of all newly-installed renewable or other carbon-free resources added during the performance period as a percentage of the approved target. We anticipate that the common stock payout, if any, related to this element will be made in February 2026.

Actual Clean MW Installed Performance Scale	Performance Share Payout	Total Maximum Award Opportunity
105.0%	200% of the Base Grant	**200% of Base Grant**
90.0%	100% of the Base Grant	
75.0%	25% of the Base Grant	
Less than 75.0%	None	

The recipient must remain employed with the Company throughout the performance period, unless the recipient meets any of the exceptions described under “Potential Payments upon Termination or Change of Control.” Dividend equivalents, payable in cash, are credited on each performance share to the same extent that dividends are declared and paid on our common stock and treated as reinvested, but are paid only if the associated performance share payout is made. The 2023 Performance Shares are not included in calculating pension benefits.

The 2023 Performance Shares are included in the Summary Compensation Table in the column under “Stock Awards” and in the Grants of Plan-Based Awards table.

Payouts of 2020 Plan Awards

In 2020, the Committee granted performance shares to the NEOs based on relative TSR and relative operational performance. For the three-year period ended December 31, 2022, our TSR percentile was 11.1% compared to the companies in the Index. This was below the 25th percentile, so the NEOs did not receive a payout for the TSR portion of these performance shares. For the same period, our average performance percentile with respect to the 2020 operational performance metrics was 68.5% compared to the companies included in the operational performance metrics. The actual payout to each NEO is identified in the Option Exercises and Stock Vested table.

RSUs

We granted RSUs to our NEOs in February 2023. RSUs vest in equal 25% installments over four years if the award recipient remains employed by the Company or one of its subsidiaries unless the recipient meets any of the exceptions described under "Potential Payments upon Termination or Change of Control".

Each RSU represents the fair market value of one share of our common stock on the applicable vesting date, and the value rises and falls with the Company's stock price. Dividend equivalents, payable in cash, are credited on each RSU to the same extent that dividends are declared and paid on our common stock and treated as reinvested, but are paid only if the associated RSU vests.

The 2023 RSUs are included in the Summary Compensation Table in the column under "Stock Awards" and in the Grants of Plan-Based Awards table. RSUs granted in previous years that vested in 2023 are identified in the Option Exercises and Stock Vested table.

Benefits

Pension Programs

The NEOs participate in the Pinnacle West Capital Corporation Retirement Plan (the "Retirement Plan") and the Supplemental Excess Benefit Retirement Plan (the "Supplemental Plan"). We describe these plans in more detail under "Discussion of Pension Benefits". The Company believes the pension programs are important recruitment and retention tools.

Deferred Compensation Program

The Company offers to its executive officers the option to participate in a deferred compensation program. We describe our deferred compensation program in more detail under "Discussion of Nonqualified Deferred Compensation". We offer our deferred compensation program because the Committee believes it is standard market practice to permit officers to defer some portion of their cash compensation. However, we generally consider the value in the deferred compensation plan to be the participant's own money and do not give this amount significant weight in making compensation decisions. Discretionary credit awards under the deferred compensation plan for Mr. Geisler are discussed under the heading "Discussion of Nonqualified Deferred Compensation".

Change of Control Agreements

The Company maintains Key Executive Employment and Severance Agreements (the "Change of Control Agreements") for our officers, including the NEOs. Similar to our deferred compensation programs, Change of Control Agreements do not have a significant impact on compensation design. We discuss our Change of Control Agreements in more detail under "Potential Payments upon Termination or Change of Control." Our Change of Control Agreements are "double trigger" agreements that provide severance benefits if, during a specified period following a change of control, the Company terminates an employee without "cause" or the employee terminates employment "for good reason", as such terms are defined under such agreements. We believe that the possibility of strategic transactions or unsolicited offers creates job uncertainty for executives, and that the Change of Control Agreements provide effective incentives for executives to stay with the Company in light of these uncertainties. In addition, we believe that if the agreements are appropriately structured, they do not deter takeovers or disadvantage shareholders. Each agreement is terminable by the Company on notice given six months prior to each anniversary of the agreement.

In May 2009, in connection with a review of its executive compensation practices, the Company determined that, on a going-forward basis, it would no longer provide excise tax gross-up payments in new or materially amended Change of Control Agreements with its NEOs, but provided for an exception that gave the Company the ability to include a limited excise tax gross-up provision in connection with recruiting a new executive to the Company. In 2018, the Committee removed this exception. Since 2021, the Change of Control Agreements for all NEOs (except Mr. Guldner, whose agreement was not amended nor modified) contain a "best net benefit" provision which provides that the Company's payments to the officer can be reduced to the extent that no portion of the reduced payments shall be subject to certain excise taxes under the Internal Revenue Code of 1986 (the "Code"), but only if the officer's net after-tax benefit is greater than his or her net after-tax benefit would have been if such reduction were not made and the officer paid the excise tax.

In addition to the Change of Control Agreements described above, under the terms of our 2012 Plan and 2021 Plan, awards are accelerated upon a change of control, unless the Board chooses to override such provisions. In exercising its override authority, the Board must conclude, in good faith, that participants' awards will remain outstanding, be assumed by any successor company, or be exchanged for new awards pursuant to a change of control, and that there will be no material impairment to either the value of the awards or the opportunity for future appreciation in respect of the awards.

Perquisites

We have had a long-standing practice of providing only limited perquisites to our executive officers. We describe our perquisites paid to each of the NEOs in footnote (4) to the Summary Compensation Table on page 88.

Other Considerations

Stock Ownership and Retention Guidelines

We believe that linking a significant portion of an officer's current and potential future net worth to the Company's success, as reflected in our stock price, helps to ensure that officers have a stake similar to that of our shareholders. Stock ownership guidelines also encourage the long-term management of the Company for the benefit of the shareholders.

The Company's stock ownership guidelines are based on the officer's position and his or her base salary. The ownership requirements are shown below in respect of the indicated officer position:

Officer	Multiple of Base Salary[(1)]
Chief Executive Officer	5 times Base Salary
APS President and all Executive and Senior Vice Presidents	2 times Base Salary
All other Vice Presidents and Officers	1 times Base Salary

(1) Each officer is expected to meet his or her ownership requirement within five years following such officer's election (the "Phase-in Period"). In the event of (1) a promotion or a change in the stock ownership guidelines that would cause the officer to move into a higher multiple level or (2) a base salary increase of more than 20% over the officer's previous base salary, an officer will have an additional three years to meet his or her applicable ownership requirement. If the officer does not attain compliance with his or her ownership requirement by the end of the Phase-in Period, any subsequent grants of equity compensation to such officer will be payable solely in shares of stock until the ownership requirement is met. Under the stock ownership guidelines, the CEO may grant exceptions for hardship and other special circumstances. The types of ownership arrangements counted toward the stock ownership guidelines are: common stock, whether held individually, jointly, or in trust with or for the benefit of an immediate family member; shares issued upon the vesting of RSUs or the payout of performance shares; and unvested RSUs to the extent they will result in the issuance of common stock to the officer.

Officers may not sell or otherwise transfer any shares of Company stock received by them pursuant to any of the Company's compensation or benefit programs (net of shares sold or surrendered to meet tax withholding or exercise requirements) until his or her ownership requirement has been met. All NEOs are in compliance with the stock ownership guidelines.

Prohibition on Hedging and Pledging

Directors, officers, and employees of the Company may not engage in any speculative trading, hedging, or derivative security transaction (including any financial instrument such as a prepaid variable forward contract, equity swap, collar, short-sales, or exchange fund) that involves or references Company securities. In addition, Directors and officers may not pledge, margin, or otherwise grant an economic interest in any shares of Company stock.

Clawback Policy

In 2023, Pinnacle West adopted a clawback policy, which is intended to comply with the requirements of NYSE Listing Standard 303A.14 implementing Rule 10D-1 of the Exchange Act. In the event the Company is required to prepare an accounting restatement of the Company's financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws, the Company will recover, on a reasonably prompt basis, the excess incentive-based compensation received by any covered executive, including our NEOs, during the prior three fiscal years that exceeds the amount that the executive otherwise would have received had the incentive-based compensation been determined based on the restated financial statements.

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NEO Pay Summaries

The charts below illustrate the strong emphasis that we place on performance-based, shareholder-aligned incentive compensation:

2023 Compensation ($ Millions)

JEFFREY B. GULDNER
Chairman of the Board, President and Chief Executive Officer of PNW and Chairman of the Board and Chief Executive Officer of APS


$1.1 Base Salary
$1.9 Annual Cash Incentive
$5.0 Long-Term Incentive
86%
AT RISK

ANDREW D. COOPER
Senior Vice President and Chief Financial Officer of PNW and APS


$0.6 Base Salary
$0.6 Annual Cash Incentive
$1.3 Long-Term Incentive
76%
AT RISK

THEODORE N. GEISLER
President of APS


$0.7 Base Salary
$0.8 Annual Cash Incentive
$1.5 Long-Term Incentive
77%
AT RISK

ADAM C. HEFLIN
Executive Vice President and Chief Nuclear Officer of PVGS, APS


$0.7 Base Salary
$0.8 Annual Cash Incentive
$1.3 Long-Term Incentive
75%
AT RISK

ROBERT E. SMITH
Executive Vice President, General Counsel and Chief Development Officer of PNW and APS


$0.6 Base Salary
$0.8 Annual Cash Incentive
$1.1 Long-Term Incentive
76%
AT RISK

Executive Compensation Tables

Summary Compensation Table

The following table provides information concerning the total compensation earned or paid to the Company's NEOs:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[3]	All Other Compensation ($)[4]	Total ($)
Jeffrey B. Guldner, Chairman of the Board, President and Chief Executive Officer of PNW and Chairman of the Board and Chief Executive of APS	2023	1,125,000	0	5,028,405	1,880,049	1,253,907	34,831	9,322,192
	2022	1,100,000	0	4,577,787	1,710,723	931,174	38,633	8,358,317
	2021	1,100,000	0	4,079,762	1,790,074	1,099,555	30,766	8,100,157
Andrew D. Cooper, Senior Vice President and Chief Financial Officer, PNW and APS	2023	600,000	0	1,269,171	592,830	163,357	28,935	2,654,293
	2022	440,821	0	895,565	526,750	64,803	43,113	1,971,052
Theodore N. Geisler, President, APS	2023	670,000	0	1,467,032	815,287	270,264	32,505	3,255,088
	2022	622,260	0	1,376,974	831,872	128,704	31,217	2,991,027
	2021	450,000	0	1,051,582	447,757	93,957	28,489	2,071,785
Adam C. Heflin, Executive Vice President and Chief Nuclear Officer of PVGS, APS	2023	715,000	0	1,338,517	757,721	240,596	24,473	3,076,307
	2022	400,822	500,000	2,283,316	527,008	71,793	5,577	3,788,516
Robert E. Smith, Executive Vice President, General Counsel and Chief Development Officer of PNW and APS	2023	630,000	0	1,055,255	800,321	270,751	34,390	2,790,717
	2022	620,000	0	871,606	699,825	213,331	31,381	2,436,143
	2021	610,000	0	762,436	646,333	229,176	26,800	2,274,745

(1) The amounts in this column reflect the aggregate grant date fair value of performance shares and RSUs computed in accordance with FASB ASC Topic 718. The TSR performance share value reported is based on the probable outcome of the performance conditions as of the grant date using a Monte Carlo simulation model: for Messrs. Guldner, Geisler, Heflin, and Smith ($81.90); and for Mr. Cooper ($85.18); the EPS and clean MWs installed performance share value is based on the closing price on the date of grant ($74.14); and the amounts in the column are allocated between the various equity grants as follows:

Name	RSUs ($)	Performance Shares ($)
Mr. Guldner	1,465,600	3,562,805
Mr. Cooper	490,214	778,957
Mr. Geisler	427,640	1,039,392
Mr. Heflin	390,273	948,244
Mr. Smith	307,533	747,722

The aggregate grant date fair value of the performance shares granted in 2023, assuming the highest level of performance is achieved, is as follows: Mr. Guldner — $7,125,611; Mr. Cooper — $1,557,914; Mr. Geisler — $2,078,785; Mr. Heflin — $1,896,489; and Mr. Smith — $1,495,444.

(2) These amounts represent the payments described under "Executive Compensation Components — Annual Cash Incentives" in the CD&A.

(3) The amounts in this column for 2023 consist of: (i) the estimated aggregate change in the actuarial present value from December 31, 2022 to December 31, 2023 of each of the NEO's accumulated benefits payable under all defined benefit and actuarial pension plans (including supplemental plans and employment agreements) as follows: Mr. Guldner — $1,223,951; Mr. Cooper — $163,357; Mr. Geisler — $263,121; Mr. Heflin — $240,175; and Mr. Smith — $252,753; and (ii) the above-market portion of interest accrued under the deferred compensation plan as follows: Mr. Guldner — $29,956; Mr. Geisler — $7,143; Mr. Heflin — $421; and Mr. Smith — $17,998. The actuarial present value provided in this footnote is driven by certain assumptions, including the discount rate and the mortality assumption.

(4) The amounts in this column include the following amounts for each of the NEOs for 2023:

Mr. Guldner:	
• Company's contribution under the 401(k) plan	14,850
• Perquisites and personal benefits consisting of a car allowance, executive physical, and financial planning	19,981
Mr. Cooper:	
• Company's contribution under the 401(k) plan	14,850
• Perquisites and personal benefits consisting of a car allowance, executive physical, and financial planning	14,085
Mr. Geisler:	
• Company's contribution under the 401(k) plan	14,850
• Perquisites and personal benefits consisting of a car allowance, executive physical, and financial planning	17,655
Mr. Heflin:	
• Company's contribution under the 401(k) plan	14,473
• Perquisite consisting of a car allowance	10,000
Mr. Smith:	
• Company's contribution under the 401(k) plan	14,850
• Perquisites and personal benefits consisting of a car allowance, executive physical, and financial planning	19,540

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Grants of Plan-Based Awards

Name	Grant Date[(1)]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[(2)]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards[(3)] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Jeffrey B. Guldner		6,469	1,293,750	2,587,500					
	02/21/2023[(4)] (PS TSR)				9,225	18,450	36,900		1,511,055
	02/212023[(4)] (PS EPS)				9,225	18,450	36,900		1,367,883
	02/21/2023[(4)] (PS Clean)				4,612	9,224	18,448		683,867
	02/21/2023[(5)] (RSU)							19,768	1,465,600
Andrew D. Cooper		2,100	420,000	840,000					
	02/21/2023[(4)] (PS TSR)				1,983	3,966	7,932		337,824
	02/212023[(4)] (PS EPS)				1,983	3,966	7,932		294,039
	02/21/2023[(4)] (PS Clean)				992	1,984	3,968		147,094
	02/21/2023[(5)] (RSU)							6,612	490,214
Theodore N. Geisler		2,848	569,500	1,139,000					
	02/21/2023[(4)] (PS TSR)				2,691	5,382	10,764		440,786
	02/212023[(4)] (PS EPS)				2,691	5,382	10,764		399,021
	02/21/2023[(4)] (PS Clean)				1,346	2,692	5,384		199,585
	02/21/2023[(5)] (RSU)							5,768	427,640
Adam C. Heflin		2,681	536,250	1,072,500					
	02/21/2023[(4)] (PS TSR)				2,455	4,910	9,820		402,129
	02/212023[(4)] (PS EPS)				2,455	4,910	9,820		364,027
	02/21/2023[(4)] (PS Clean)				1,228	2,456	4,912		182,088
	02/21/2023[(5)] (RSU)							5,264	390,273
Robert E. Smith		2,363	472,500	945,000					
	02/21/2023[(4)] (PS TSR)				1,936	3,872	7,744		317,117
	02/212023[(4)] (PS EPS)				1,936	3,872	7,744		287,070
	02/21/2023[(4)] (PS Clean)				968	1,936	3,872		143,535
	02/21/2023[(5)] (RSU)							4,148	307,533

(1) In this column, the abbreviation "PS" means performance share awards and "RSU" means restricted stock unit awards.

(2) As required by SEC rules, the "Estimated Possible Payouts" represent the "threshold," "target," and "maximum" payouts the NEOs were eligible to receive under the 2023 Incentive Plans. The actual awards paid to the NEOs under the 2023 Incentive Plans are disclosed in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. With respect to Messrs. Guldner, Cooper, Geisler, and Smith, the minimum amount each officer would have been eligible to receive was calculated based on earnings achieving

1% and no achievement of the business unit performance metrics. The minimum amount Mr. Heflin would have been eligible to receive was calculated based on the business unit performance metrics achieving 1% and no achievement of the APS earnings goals under the Palo Verde Incentive Plan.

(3) The amounts in this column reflect the aggregate grant date fair value of performance shares and RSUs computed in accordance with FASB ASC Topic 718.

(4) This amount represents the 2023 Performance Shares described under “Executive Compensation Components — Long-Term Incentives — Performance Shares” in the CD&A. In accordance with FASB ASC Topic 718, the TSR performance share value reported is based on the probable outcome of the performance conditions as of the grant date using a Monte Carlo simulation model: for Messrs. Guldner, Geisler, Heflin, and Smith ($81.90); and for Mr. Cooper ($85.18). The EPS and clean MWs performance share value is based on the closing price on the date of grant ($74.14).

(5) This amount represents the 2023 RSU awards described under “Executive Compensation Components — Long-Term Incentives — RSUs” in the CD&A. In accordance with FASB ASC Topic 718, we valued the RSUs using the number of RSUs awarded multiplied by the closing stock price on the date of the grant ($74.14). There were no forfeitures in 2023.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

See the CD&A for further information regarding the terms of awards reported in the Summary Compensation Table and the Grants of Plan-Based Awards table, and for discussions regarding the formulas or criteria to be applied in determining the amounts payable, vesting schedules, and the treatment of dividends.

The Company does not have formal employment agreements with its NEOs; however, we typically enter into offer letters with new executive officers. Deferred compensation credits granted to Mr. Geisler are discussed under the heading “Discussion of Nonqualified Deferred Compensation” on page 101.

Outstanding Equity Awards at Fiscal Year-End

	Stock Awards			
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Jeffrey B. Guldner	19,768 [2] (RSUs)	1,420,133	36,900 [6] (PS at maximum)	2,650,896
			36,900 [7] (PS at maximum)	2,650,896
			4,612 [8] (PS at threshold)	331,326
	14,157 [3] (RSUs)	1,017,039	35,236 [9] (PS at maximum)	2,531,354
			35,236 [10] (PS at maximum)	2,531,354
			4,404 [11] (PS at threshold)	316,383
	8,750 [4] (RSUs)	628,600	40,831 [12] (PS at target)	2,933,299
	2,395 [5] (RSUs)	172,057		
Andrew D. Cooper	6,612 [2] (RSUs)	475,006	7,932 [6] (PS at maximum)	569,835
			7,932 [7] (PS at maximum)	569,835
			992 [8] (PS at threshold)	71,265
	1,227 [3] (RSUs)	88,148	1,308 [9] (PS at maximum)	93,967
			1,308 [10] (PS at maximum)	93,967
			164 [11] (PS at threshold)	11,782
	2,544 [13] (RSUs)	182,761	4,070 [13] (PS at maximum)	292,389
			4,070 [13] (PS at maximum)	292,389
			509 [13] (PS at threshold)	36,567
	750 [4] (RSUs)	53,880	1,500 [12] (PS at target)	107,760
	283 [5] (RSUs)	20,331		

Name	Stock Awards					
	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Theodore N. Geisler	5,768	(2)	414,373	10,764	(6)	773,286
	(RSUs)			(PS at maximum)		
				10,764	(7)	773,286
				(PS at maximum)		
				1,346	(8)	96,697
				(PS at threshold)		
	5,661	(3)	406,686	9,060	(9)	650,870
	(RSUs)			(PS at maximum)		
				9,060	(10)	650,870
				(PS at maximum)		
				1,132	(11)	81,323
				(PS at threshold)		
	3,000	(4)	215,520	8,998	(12)	646,416
	(RSUs)			(PS at target)		
	587	(5)	42,170			
	(RSUs)					
Adam C. Heflin	5,264	(2)	378,166	9,820	(6)	705,469
	(RSUs)			(PS at maximum)		
				9,820	(7)	705,469
				(PS at maximum)		
				1,228	(8)	88,220
				(PS at threshold)		
	3,459	(3)	248,495	8,604	(9)	618,111
	(RSUs)			(PS at maximum)		
				8,604	(10)	618,111
				(PS at maximum)		
				1,076	(11)	77,300
				(PS at threshold)		
	9,606	(14)	690,095			
	(RSUs)					

	Stock Awards			
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Robert E. Smith	4,148 (2)	297,992	7,744 (6)	556,329
	(RSUs)		(PS at maximum)	
			7,744 (7)	556,329
			(PS at maximum)	
			968 (8)	69,541
			(PS at target)	
	2,697 (3)	193,752	6,708 (9)	481,903
	(RSUs)		(PS at maximum)	
			6,708 (10)	481,903
			(PS at maximum)	
			838 (11)	60,202
			(PS at threshold)	
	2,041 (4)	146,626	6,525 (12)	468,756
	(RSUs)		(PS at target)	
	754 (5)	54,167		
	(RSUs)			

(1) The amount in this column is calculated by multiplying the closing market price of our common stock at the end of 2023 ($71.84) per share (as of December 29, 2023) by the number of RSUs, performance shares and corresponding dividend rights (and interest thereon) that will be paid in stock to the extent the underlying RSUs and performance shares actually vest, listed for the specified officer.

(2) This amount represents the RSUs awarded in February 2023 that are described, with their vesting and release schedule, under “Executive Compensation Components — Long-Term Incentives — RSUs” in the CD&A.

(3) This amount represents the remaining RSUs awarded in February 2022 and to Mr. Heflin in May 2022, that vest and are released in 25% increments beginning on February 17, 2023, so they will be fully vested on February 20, 2026.

(4) This amount represents: (i) the remaining RSUs awarded in February 2021; and (ii) accrued dividend rights (and interest thereon) that will be paid in stock to the extent the underlying RSU’s actually vest, as follows: Mr. Guldner — 1,074; Mr. Cooper — 92; Mr. Geisler — 368; and Mr. Smith — 133. The 2021 RSUs vest and are released in 25% increments beginning on February 20, 2022, so they will be fully vested on February 20, 2025.

(5) This amount represents: (i) the remaining RSUs awarded in February 2020 and to Mr. Cooper in June 2020; and (ii) accrued dividend rights (and interest thereon) that will be paid in stock to the extent the underlying RSUs actually vest, as follows: Mr. Cooper — 43; Mr. Geisler — 95; and Mr. Smith — 66. The 2020 RSUs vest and are released in 25% increments beginning on February 20, 2021, so they will be fully vested on February 20, 2024.

(6) This amount represents the 2023 TSR performance shares granted in February — the SEC rules require us to assume a number of shares equal to the maximum (200% of Base Grant) payout level of these performance shares, although the actual number of shares awarded, if any, will not be determined until after the end of the performance period, which ends on December 31, 2025. The 2023 Performance Shares are described with their vesting schedule under “Executive Compensation Components — Long-Term Incentives — Performance Shares” in the CD&A.

(7) This amount represents the 2023 EPS performance shares granted in February — the SEC rules require us to assume a number of shares equal to the maximum (200% of Base Grant) payout level of these performance shares, although the actual number of shares awarded, if any, will not be determined until after the end of the performance period, which ends on December 31, 2025. The 2023 Performance Shares are described with their vesting schedule under “Executive Compensation Components — Long-Term Incentives — Performance Shares” in the CD&A.

(8) This amount represents the 2023 clean MWs performance shares granted in February — the SEC rules require us to assume a number of shares equal to the threshold (50% of Base Grant) payout level of these performance shares, although the actual number of shares awarded, if any, will not be determined until after the end of the performance period, which ends on December 31, 2025. The 2023 Performance Shares are described with their vesting schedule under “Executive Compensation Components — Long-Term Incentives — Performance Shares” in the CD&A.

(9) This amount represents the 2022 TSR performance shares granted in February and to Mr. Heflin in May 2022 — the SEC rules require us to assume a number of shares equal to the maximum (200% of Base Grant) payout level of these performance shares, although the actual number of shares awarded, if any, will not be determined until after the end of the three-year performance period, which ends on December 31, 2024.

(10) This amount represents the 2022 EPS performance shares granted in February and to Mr. Heflin in May 2022 — the SEC rules require us to assume a number of shares equal to the maximum (200% of Base Grant) payout level of these performance shares, although the actual number of shares awarded, if any, will not be determined until after the end of the three-year performance period, which ends on December 31, 2024.

(11) This amount represents the 2022 clean MWs performance shares granted in February and to Mr. Heflin in May 2022 — the SEC rules require us to assume a number of shares equal to the threshold (50% of Base Grant) payout level of these performance shares, although the actual number of shares awarded, if any, will not be determined until after the end of the three-year performance period, which ends on December 31, 2024.

(12) This amount represents: (i) the 2021 performance shares — the SEC rules require us to assume a number of shares equal to the target (100% of Base Grant) payout level of these performance shares, although the actual number of shares awarded, if any, will not be determined until after the end of the three-year performance period, which ended on December 31, 2023; and (ii) accrued dividend rights (and interest thereon) that will be paid in stock to the extent the underlying performance shares actually vest and are paid out, as follows: Mr. Guldner — 5,011; Mr. Cooper — 184; Mr. Geisler — 1,104; and Mr. Smith — 801.

(13) These amounts represent Mr. Cooper’s additional grants awarded on May 16, 2022 in recognition of his promotion; the terms of the awards are the same as 2022 awards described above.

(14) This amount represents Mr. Heflin’s additional RSU awarded on June 6, 2022 as part of his offer letter; the term of the awards are the same as 2022 RSU award described above.

Option Exercises and Stock Vested

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[2]
Jeffrey B. Guldner	30,960	2,344,412
Andrew D. Cooper	2,997	226,307
Theodore N. Geisler	6,479	489,120
Adam C. Heflin	4,355	327,060
Robert E. Smith	6,792	513,647

(1) The amount in this column consists of: (i) RSUs that were granted to NEOs in February 2022 (except Mr. Heflin), Mr. Cooper in May 2022, and Mr. Heflin in June 2022, that vested and were released in part on February 17, 2023, as follows: Mr. Guldner — 4,719; Mr. Cooper — 409; Mr. Geisler — 1,887 and 848; Mr. Heflin — 1,153 and 3,202; and Mr. Smith — 899; (ii) RSUs that were granted to NEOs in February 2021 that vested and were released in part on February 17, 2023, as follows: Mr. Guldner — 3,838; Mr. Cooper — 329; Mr. Geisler — 1,316; and Mr. Smith — 954; dividend rights (and interest thereon) payable in stock earned on RSUs granted in February 2021 and released in part on February 17, 2023, as follows: Mr. Guldner — 362; Mr. Cooper — 15; Mr. Geisler — 124; and Mr. Smith — 45; (iii) RSUs that were granted to NEOs in February 2020 (except Mr. Cooper), and Mr. Cooper in June 2020, that vested and were released in part on February 17, 2023, as follows: Mr. Guldner — 2,395; Mr. Cooper — 240; Mr. Geisler — 492; and Mr. Smith — 688; dividend rights (and interest thereon) payable in stock earned on RSUs granted in February 2020 and released in part on February 17, 2023, as follows: Mr. Cooper — 16; Mr. Geisler — 70; and Mr. Smith — 49; (iv) RSUs that were granted to NEOs in February 2019 that vested and were released in part on February 17, 2023, as follows: Mr. Guldner — 1,490; Mr. Geisler — 194; and Mr. Smith — 718; dividend rights (and interest thereon) payable in stock earned on RSUs granted in February 2019 and released in part on February 17, 2023, as follows: Mr. Geisler — 37; and Mr. Smith — 137; (v) additional RSUs resulting from notional dividends on the one-time award of supplemental grants of RSUs that were granted in February 2011 for performance prior to 2011 and further described below (the "Supplemental RSUs"), that vested, but were not released, on the following dates in 2023:

Name	March 1	June 1	September 1	December 1
Jeffrey B. Guldner	68	65	67	68

(The Supplemental RSUs vested 50% on February 15, 2013, 25% on February 14, 2014, and 25% on February 13, 2015. The Supplemental RSUs are not released to the recipient until the recipient's retirement, death, disability, or separation of employment from the Company); and (vi) performance shares that were granted to the NEOs in February 2020, which were based on a performance period of January 1, 2020 to December 31, 2022, and which were released in 2023 when the Company had the information needed to determine whether, and to what extent, the applicable performance criteria were met, as follows: performance shares related to TSR did not meet performance criteria so there was no pay out of shares for this portion of the award; and performance shares related to the five operational performance metrics were released on October 17, 2023, as follows: Mr. Guldner — 15,308; Mr. Cooper — 986; Mr. Geisler — 2,019; and Mr. Smith — 2,826; and dividend rights (and interest thereon) payable in stock on the performance shares released on October 17, 2023, as follows: Mr. Guldner — 2,580; Mr. Cooper — 154; Mr. Geisler — 340; and Mr. Smith — 476.

(2) The values realized for the RSUs, Supplemental RSUs, and the performance shares are calculated by multiplying the number of shares of stock or units released or vested by the market value of the common stock on the release or vesting date, which: (i) for the RSUs released on February 17, 2023 was $75.10; (ii) for the Supplemental RSUs vested on March 1, 2023 was $73.29; (iii) for the Supplemental RSUs vested on June 1, 2023 was $76.07; (iv) for the Supplemental RSUs vested on September 1, 2023 was $75.97; (v) for the Supplemental RSUs vested on December 1, 2023 was $75.08; and (vi) for the performance shares released on October 17, 2023 was $76.18.

Pension Benefits

The Pension Benefits table below includes estimates of the potential future pension benefits for each NEO based on the actuarial assumptions used for financial reporting purposes, such as the life expectancy of each NEO and their spouse, and "discount rates."

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefits ($)[1]	Payments During Last Fiscal Year ($)
Jeffrey B. Guldner[2]	Retirement Plan	19	478,143	0
	Supplemental Plan	19	5,993,477	0
Andrew D. Cooper[3]	Retirement Plan	4	59,853	0
	Supplemental Plan	4	225,875	0
Theodore N. Geisler[4]	Retirement Plan	14	211,857	0
	Supplemental Plan	14	466,129	0
Adam C. Heflin[5]	Retirement Plan	2	43,550	0
	Supplemental Plan	2	268,301	0
Robert E. Smith[6]	Retirement Plan	6	114,181	0
	Supplemental Plan	6	871,231	0

(1) See Note 7 of the Notes to Consolidated Financial Statements in the Pinnacle West/APS Annual Report on Form 10-K for the fiscal year ended December 31, 2023 for additional information about the assumptions used by the Company in calculating pension obligations.

(2) The amounts shown are the present values of Mr. Guldner's accumulated benefits for the Retirement Plan to be paid as an annuity and lump sum and for the Supplemental Plan to be paid as a five-year certain payment (payable in 60 monthly installments).

(3) The amounts shown are the present values of Mr. Cooper's accumulated benefits for the Retirement Plan to be paid as an annuity and lump sum and for the Supplemental Plan to be paid as an annuity.

(4) The amounts shown are the present values of Mr. Geisler's accumulated benefits for the Retirement Plan to be paid as an annuity and lump sum and for the Supplemental Plan to be paid as an annuity.

(5) The amounts shown are the present values of Mr. Heflin's accumulated benefits for the Retirement Plan to be paid as an annuity and lump sum and for the Supplemental Plan to be paid as a five-year certain payment (payable in 60 monthly installments).

(6) The amounts shown are the present values of Mr. Smith's accumulated benefits for the Retirement Plan to be paid as an annuity and lump sum and for the Supplemental Plan to be paid as a five-year certain payment (payable in 60 monthly installments).

Discussion of Pension Benefits

Retirement Plan and Supplemental Plan

Retirement Plan

The Company's Retirement Plan is a tax-qualified, noncontributory retirement plan for salaried and hourly employees.

Supplemental Plan

The Supplemental Plan provides additional retirement benefits for key salaried employees but does not duplicate benefits provided under the Retirement Plan.

The total benefit is calculated and then benefits payable under the Retirement Plan are paid from a tax-exempt trust and any remaining benefits due under the Supplemental Plan are paid from the general assets of the Company. Mr. Guldner currently qualifies for early retirement, but not normal retirement, under the Retirement Plan and the Supplemental Plan. Messrs. Geisler, Cooper, Heflin, and Smith do not currently qualify for early or normal retirement under either the Retirement Plan or the Supplemental Plan.

Retirement Plan and Supplemental Plan - Account Balance Formula

Description	How it works
Effective April 1, 2003, the Company changed the benefit accrual formula for both the Retirement Plan and the Supplemental Plan to a retirement account balance formula (the "Account Balance Formula"). Active participants were able to elect to either (1) continue to earn benefits calculated under a Traditional Formula, or (2) earn benefits calculated (a) under the Traditional Formula for service through March 31, 2003, and (b) under the Account Balance Formula for service after that date. Messrs. Guldner's, Cooper's, Geisler's, Heflins's, and Smith's benefits are calculated under the Account Balance Formula.	Under the Account Balance Formula, a notional account is established for each eligible participant and benefits are generally payable at termination of employment. The Company credits monthly amounts (based on the participant's current monthly compensation) to a participant's account.

Under the Retirement Plan, Company credits are based on the following formula:

Age Plus Whole Years of Service at End of Plan Year	Percent of Monthly Compensation Contribution Rate (%)
Less than 40	4
40-49	5
50-59	6
60-69	7
70-79	9
80 and over	11

In addition, participants in the Retirement Plan on December 31, 2002 were eligible for up to 10 years of transition credits based on age and years of service (with the maximum transition credit equal to 2.75% of current monthly compensation).

Under the Supplemental Plan, Company credits are based on the following formula:

Age at End of Plan Year	Percent of Monthly Compensation Contribution Rate (%)
Less than 35	12
35-39	14
40-44	16
45-49	20
50-54	24
55 and over	28

Company credits under the Supplemental Plan stop at the end of the year in which a participant attains 25 years of service (the “25-Year Cap”).

For purposes of calculating the Account Balance Formula benefit under the Retirement Plan, compensation consists solely of base salary up to $330,000, including any employee contributions under the Company’s 401(k) plan, flexible benefits plan, and qualified transportation arrangement under Section 132(f) of the Code. Amounts voluntarily deferred under other deferred compensation plans, bonuses, incentive pay, and long-term equity awards are not taken into account under the Retirement Plan. The Supplemental Plan takes these amounts into account (with certain exceptions), plus base salary beyond the $330,000 limit.

Effective January 1, 2011, the Supplemental Plan was amended to reduce the Company credits for individuals who became participants on or after January 1, 2011 to the levels listed in the following table:

Age at End of Plan Year	Percent of Monthly Compensation Contribution Rate (%)
Less than 35	8
35-39	9
40-44	10
45-49	12
50-54	15
55 and over	18

Individuals who became participants in the Supplemental Plan on or after January 1, 2011 are not entitled to receive a fully subsidized 50% joint and survivor annuity form of benefit, and the 25-Year Cap has been eliminated. Participants promoted to officer status on or after January 1, 2011 are not retroactively treated as officers for their entire period of employment. Messrs. Cooper, Geisler, Heflin, and Smith became officers after January 1, 2011.

Participants typically begin accruing service when hired and are vested after completing three years of service. Under both the Retirement Plan and the Supplemental Plan, Account Balance Formula benefits are eligible to be paid in the form of a level annuity with or without survivorship or as a lump sum. All optional benefit forms available through the Retirement Plan are approximately actuarially equivalent. Under the Supplemental Plan, the 50% joint and survivor benefit is fully subsidized, and the other benefit forms are partially subsidized. The Supplemental Plan offers an additional five-year certain payment option (payable in 60 monthly installments).

Nonqualified Deferred Compensation

Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)[2]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Jeffrey B. Guldner:					
DCP[3]	56,705	0	140,935	0	1,975,297
Supplemental RSUs[4]	0	0	0	0	427,232
Andrew D. Cooper:					
DCP[3]	0	0	0	0	0
Theodore N. Geisler:					
DCP[3]	33,481	0	9,871	0	154,705
Geisler DCP Discretionary Credits[5]	0	50,000	27,471	0	381,803
Adam C. Heflin:					
DCP[3]	57,177	0	4,308	0	89,967
Robert E. Smith:					
DCP[3]	412,893	0	109,928	0	1,629,428

(1) The amount of the executive contribution is solely from the voluntary deferral by the executive of the executive's designated compensation and does not include any separate Company contribution. These deferred amounts are included in the "Salary" and "Non-Equity Incentive Plan Compensation" columns in the Summary Compensation Table.

(2) A portion of the amounts reported in this column is the above-market portion of interest accrued under the deferred compensation plan (also reported as compensation in the Summary Compensation Table), including: Mr. Guldner — $29,956; Mr. Geisler — $7,143; Mr. Heflin — $421; and Mr. Smith — $17,998.

(3) The historical contributions of each NEO to their aggregate balance as of December 31, 2023, including "market rate" interest (as defined by the SEC) from the date of each contribution, is as follows: Mr. Guldner — $1,308,509; Mr. Geisler — $145,975; Mr. Heflin — $89,423; and Mr. Smith — $1,549,109. Of the totals in this column, the following amounts have been reported in the Summary Compensation Table in this Proxy Statement or in the Company's prior Proxy Statements: Mr. Guldner — $977,404; Mr. Geisler — $148,152; Mr. Heflin — $85,715; and Mr. Smith — $1,465,427.

(4) Supplemental RSUs were granted to Mr. Guldner in 2011 and vested over a four-year period, and earned additional Supplemental RSUs resulting from notional dividends on the vested underlying awards. The amount in the "Aggregate Balance at Last Fiscal Year End" column is calculated by multiplying the closing market price of our common stock at the end of 2023 ($71.84 per share as of December 29, 2023) by the number of vested Supplemental RSUs as follows: Mr. Guldner — 5,947.

(5) The terms of the Geisler DCP Discretionary Credits are discussed under "Discussion of the Nonqualified Deferred Compensation – DCP" below.

Discussion of Nonqualified Deferred Compensation

DCP

The Pinnacle West Capital Corporation and Affiliates DCP

- On December 15, 2004, the Board authorized the adoption of a new nonqualified DCP for post-2004 deferrals.

How it works

- Participation is limited to officers, the Company's senior management group, Directors of the Company, and participating affiliates. The Company's obligations under the DCP are unfunded (except in the limited change of control circumstance discussed below) and unsecured.
- A participant who is an employee is allowed to defer up to 50% of the participant's base salary and up to 100% of the participant's bonus, including regular awards under annual incentive plans, but not special awards.
- A participant who is a member of the Board is allowed to defer up to 100% of the annual cash fees payable to the participant.
- Amounts deferred by participants are credited with interest at various rates. The DCP provides for a single rate of interest that will be determined by the plan committee, but which rate shall in no event be less than the rate of interest equal to the 10-year U.S. Treasury Note rate as published on the last business day of the first week of October preceding a plan year. The plan committee set the rate at 7.5% for plan year 2023.
- Deferral elections of base salary and Director's fees must be made prior to the calendar year in which such base salary or Director's fees will be paid. A deferral election with respect to a bonus must be made before the first day of the calendar year in which the bonus is earned. When making a deferral election, a participant also makes an election regarding the time and form of the participant's distributions from the DCP.
- Distributions from the DCP must be made in accordance with Section 409A of the Code. Distributions may be made (1) in January of the fifth year following the year in which an amount was deferred, (2) on account of an unforeseeable financial emergency, (3) either (i) termination of employment or (ii) the later of termination of employment or attainment of age 55, or (4) on account of death before termination of employment.
- In the event of termination of employment, attainment of age 55 or death, the benefit is payable in a lump sum or in 5, 10, or 15 equal annual installments, as elected by the participant. Benefits in the other circumstances are generally paid in a lump sum.

Effective January 1, 2009, the Company amended the DCP to permit the Company, in its discretion, to award discretionary credits to participants. Discretionary credits generally will be paid at the time and in the form provided in the written award agreement.

The Company made a discretionary credit award to Mr. Geisler in 2019 pursuant to the DCP, consisting of $100,000 as of July 1, 2019 and an additional $50,000 on January 1 of each of the next four years thereafter, provided Mr. Geisler remains employed by the Company on each such crediting date (the "Geisler DCP Discretionary Credits"). The Geisler DCP Discretionary Credits earn interest in accordance with the DCP. The amounts of the Geisler DCP Discretionary Credits previously credited will fully vest and become payable if, prior to December 31, 2024, the Company terminates Mr. Geisler's employment without cause, or in the event of his death or disability. If Mr. Geisler terminates employment, for any reason other than those discussed above, prior to December 31, 2024, he forfeits the Geisler DCP Discretionary Credits.

Potential Payments upon Termination or Change of Control

This section describes the potential payments that each of the NEOs could receive following termination of employment, including through death, disability, retirement, resignation, involuntary termination (with or without cause), or a change of control of the Company (each, a "Termination Event"). We describe plans, agreements, or arrangements under which each NEO could receive payments following a Termination Event, excluding those that do not discriminate in favor of our executive officers and that are available generally to all salaried employees, and awards that are already vested. The description of payments to the NEOs under the various Termination Event scenarios described in this section are not intended to affect the Company's obligations to the NEOs. Those obligations are subject to, and qualified by, the contracts or arrangements giving rise to such obligations. The discussion below assumes that any Termination Event took place on December 31, 2023 for each NEO.

The Company does not have a severance plan that covers the NEOs. We also do not have traditional severance agreements or arrangements with our NEOs. We do have Change of Control Agreements, which are discussed below.

In addition to the termination payments set forth below, the NEOs would also receive a full distribution under the DCP and pension benefits. Amounts payable to Messrs. Guldner, Geisler, Heflin, and Smith under the DCP are set forth in the Nonqualified Deferred Compensation table, which also shows which part of the payment is interest paid by the Company and which part is the executive's contribution. The unvested Geisler DCP Discretionary Credits would trigger a payment in connection with certain Termination Events, which are identified below. This agreement is discussed in the Discussion of Nonqualified Deferred Compensation.

With respect to pension benefits, the amounts that each of the NEOs would receive under the Supplemental Plan in the event of a Termination Event are set forth in the Pension Benefits table. However, assuming that the NEO (excluding Mr. Heflin who is not yet vested in the Supplemental Plan) had died on December 31, 2023, the amounts payable under the Supplemental Plan would have been as follows: Mr. Guldner — $5,369,340; Mr. Cooper — $212,464; Mr. Geisler — $421,245; and Mr. Smith — $851,386. These amounts are based on the that the Account Balance Formula is paid in the form of an immediate lump sum to their spouses. Messrs. Guldner, Cooper, Geisler, and Smith would have received $5,993,477; $225,875; $466,129; and $871,231, respectively, in the event of a Termination Event other than death, due on December 31, 2023, and these amounts are based on the assumption that the benefit would be payable in five-year installment payments beginning on January 1, 2024 for Messrs. Guldner and Smith. The amounts for Messrs. Cooper and Geisler are based on the assumption that the benefit would be payable as a monthly annuity beginning on January 1, 2024 for Mr. Cooper and January 1, 2029 for Mr. Geisler (due to a change to his distribution election).

With respect to the performance share awards, the recipient must remain employed with the Company throughout the performance period, unless the recipient meets any of the following exceptions, which would trigger a payment in connection with those certain Termination Events. In the case of the recipient's retirement while qualifying for Early Retirement or Normal Retirement under the Retirement Plan (the "Retirement Qualified Employee"), for awards granted prior to 2022, the employee is deemed to have been employed through the end of the performance period, and for awards granted after January 1,2022, the employee's award will vest pro-rata based on the number of months employed during the performance period and the remaining grant forfeited (with payout based on actual performance results). Under all performance share awards, in the event the recipient is terminated for cause (regardless of the recipient's retirement date), the recipient shall not be deemed to have been employed through the end of the performance period and will forfeit the right to receive any payout. In the event of the death or disability, for awards granted prior to 2022 for a Retirement Qualified Employee, the employee is deemed to have been employed through the end of the performance period (with payout based on actual performance results); for awards granted after January 1, 2022, all employees will become vested in the award (with payout based on actual performance results). Under all performance share awards, in the event the recipient's employment is terminated without cause during the performance period, the CEO, in his discretion and with the Committee's approval, may determine if, to what extent, and when, any unvested portion of the grant may vest. The performance shares contain confidentiality protections that apply during employment and survive termination, and non-competition and employee solicitation restrictions that survive for a period of one year following termination of employment.

With respect to RSUs, the recipient must remain employed with the Company through the applicable vesting date, unless the recipient meets any of the following exceptions, which would trigger a payment in connection with those certain Termination Events. For awards granted prior to 2022, if a Retirement Qualified Employee retires, the RSUs will fully vest and will be payable on the dates and in the percentages specified in the vesting schedule; or dies or becomes disabled before the end of the vesting period, any outstanding RSUs will fully vest and will be payable no later than March 15 of the year following the year in which the event occurs. For RSU awards granted in February 2022 and 2023, if an employee meets the definition of a Retirement Qualified Employee at the time of grant, then upon that employee's retirement, the RSUs will fully vest and will be payable on the dates and in the percentages specified in the vesting schedule; for all other RSU awards granted after January 1, 2022 and thereafter, if a Retirement Qualified Employee retires, the recipient will receive payment for the first vesting following the retirement, which will be payable on the date and in the percentage specified in the vesting schedule; for all RSU awards granted after January 1, 2022 and thereafter, if any employee recipient dies or becomes disabled before the end of the vesting period, any outstanding RSUs will fully vest and will be payable no later than March 15 of the year following the year in which the event occurs. Under all RSU awards, in the event a recipient is terminated for cause, any award the recipient would otherwise be entitled to receive following the date of termination is forfeited. In the event a recipient is terminated without cause, the CEO, in his discretion and with the Committee's approval, may determine if, and to what extent, any unvested portion of the grant will vest. The RSUs contain confidentiality protections that apply during employment and survive termination, and non-competition and employee solicitation restrictions that survive for a period of one year following termination of employment.

As described in the next paragraph, if a recipient's rights are adequately protected, a change of control will not result in any acceleration of a recipient's performance shares or RSUs. However, if a change of control occurs and the conditions of the following paragraph are not met, immediately prior to the change of control, the RSUs and performance shares will convert to either cash or stock, at the election of the recipient, and shall immediately vest. In converting the performance shares, the recipient will receive the number of shares of stock or the cash equivalent that would have been earned at the target level of performance, unless the Committee determines that a higher level of attained performance is reasonably ascertainable as of a specified date prior to the closing of the change of control transaction. The dividend equivalent awards will be paid in cash or stock as determined in accordance with the applicable award agreement.

Prior to a change of control, the Board may determine that no change of control shall be deemed to have occurred or that some or all of the enhancements to the rights of the recipient shall not apply to specified awards. The Board may exercise such override authority only if, before or immediately upon the occurrence of the specified event that would otherwise constitute a change of control, the Board reasonably concludes in good faith, that: (1) recipients holding awards affected by action of the Board override will be protected by legally binding obligations of the Company or the surviving entity or the parent thereof because such awards (A) shall remain outstanding following consummation of all transactions involved in or contemplated by such change of control, (B) shall be assumed and adjusted by the surviving entity resulting from such transactions or the parent thereof, or (C) shall be exchanged for new awards issued by the surviving entity resulting from such transaction or the parent thereof; and (2) changes in the terms of the award resulting from such transactions will not materially impair the value of the awards to the participants or their opportunity for future appreciation in respect of such awards.

The Company has entered into identical Change of Control Agreements with each of its executive officers, including each of the NEOs. The Company believes that these agreements provide stability for its key management in the event the Company experiences a change of control. The agreements contain a "double-trigger" that provides for certain payments if, during the two-year period following a change of control of the Company (the "first trigger"), the Company terminates the officer's employment for any reason other than death, disability, or cause, or the executive terminates his or her own employment following a significant and detrimental change in the executive's employment (the "second trigger"). In case of an officer's retirement, death, or disability, no payments are made under the officer's Change of Control Agreement, except for the payment of accrued benefits; however, if the officer dies following the officer's receipt of a second trigger termination notice, the officer's estate will receive the change of control payments that the officer would have received had the officer survived. Pursuant to the Change of Control Agreement, each of the NEOs is obligated

to hold in confidence any and all information in his possession as a result of his employment, during and after the NEO's employment with the Company is terminated.

The termination payment, if required, is an amount equal to 2.99 times the sum of the executive's annual salary at the time of the change of control, plus the annual bonus (including incentive plan payments), as determined by an average over the last four years preceding termination. In addition, the executive is entitled to continued medical, dental, and group life insurance benefits at a shared cost until the end of the second year following the calendar year of termination. Outplacement services are also provided. If the limitations described in Section 280G of the Code are exceeded, the Company will not be able to deduct a portion of its payments. In addition, if these limitations are exceeded, Section 4999 of the Code imposes an excise tax on all or part of the total payments. In certain of the agreements, an additional gross-up payment equal to the excise tax (plus any penalties and interest) imposed on or with respect to the total payments is provided.

In May 2009, the Company determined that, on a going-forward basis, it would no longer provide excise tax gross-up payments in new or materially amended agreements with its NEOs, but provided for an exception that gave the Company the ability to include a limited excise tax gross-up provision in connection with recruiting a new executive to the Company. In 2018, the Committee removed this exception. Since 2021, the Change of Control Agreements for all NEOs, except Mr. Guldner, contain a "best net benefit" provision which provides that the Company's payments to the officer can be reduced to the extent that no portion of the reduced payments shall be subject to certain excise taxes under the Internal Revenue Code of 1986, but only if the officer's net after-tax benefit is greater than his or her net after-tax benefit would have been if such reduction were not made and the officer paid the excise tax.

A change of control under the Change of Control Agreement includes: (1) an unrelated third-party's acquisition of 20% or more of the Company's or APS's voting stock; (2) a merger or consolidation where either the Company or APS combines with any other corporation such that (i) the Company's or APS's outstanding voting stock immediately prior to merger or consolidation represents less than 60% of the voting stock of the Company or APS immediately after the merger, or consolidation, or (ii) for all NEOs other than Mr. Guldner, less than a majority of the members of the board of directors of the parent following such merger or consolidation being members of the Company Incumbent Board (defined below) at the time of such Company Incumbent Board's approval of the execution of the initial agreement providing for such merger or consolidation, but in both circumstances excluding a merger or consolidation effected to implement a recapitalization in which no unrelated third-party acquires more than 20% of the voting stock of the Company or APS; (3) a sale, transfer, or other disposition of all or substantially all of the assets of the Company or APS to an unrelated third-party; or (4) the case where the composition of either the Board of the Company or of APS changes such that the members of the Board of the Company (the "Company Incumbent Board") or of APS (the "APS Incumbent Board"), as of June 23, 2021 (and with respect to Mr. Guldner as of July 31, 2008), no longer comprises at least two-thirds of the Company's or APS's Board of Directors. For purposes of this later provision, a person elected to either Board is treated as a member of the Company Incumbent Board or APS Incumbent Board if his or her nomination or election by shareholders was approved by a two-thirds vote of the members then comprising the Company Incumbent Board or APS Incumbent Board, and it does not include anyone who became a director in an actual or threatened election contest relating to the election of directors.

Each of the agreements terminates on December 31st of each year upon six months' advance notice by the Company to the executive officer; if the six months' advance notice is not given, the agreements will continue for successive one-year periods until the notice is given. The Company is required to deposit sufficient funds into a trust to pay obligations under the DCP and the Supplemental Plan in the case of an actual or potential change of control.

The following tables quantify the amounts that would have been payable to each NEO if the indicated Termination Event had taken place on December 31, 2023. In the tables:

- We assume full vesting of outstanding performance shares (at the target level) and RSUs upon a change of control. The performance shares and RSUs, plus, where applicable, dividend equivalents, for the NEOs vest upon a change of control whether or not there is a subsequent termination of employment (subject, however, to the Board's ability to override the vesting).
- Retirement benefits payable to Mr. Guldner include full vesting of outstanding performance shares granted prior to 2022 and prorated vesting for awards granted in 2022 (at the target level) full vesting of outstanding RSUs granted prior to 2023 and the next vesting RSU 2023 awards, plus, in all cases where applicable, dividend equivalents.
- Death or disability benefits payable to all NEOs include full vesting of performance shares (at the target level) and RSU awards granted after January 1, 2022 and thereafter, plus, in all cases where applicable, dividend equivalents; all outstanding awards for Mr. Guldner contain the death or disability treatment described above; and death and disability benefits payable to Mr. Geisler include $300,000 of the Geisler DCP Discretionary Credits, plus interest.
- The amounts in the "All Other Termination Events" columns consist of a payment upon termination without cause of $300,000 of the Geisler DCP Discretionary Credits, plus interest, for Mr. Geisler because all amounts of the Geisler DCP Discretionary Credits previously credited vest and become payable if the Company terminates Mr. Geisler's employment without cause.

Subject to the foregoing, the following tables describe the amounts that would have been payable to each NEO if a Termination Event had taken place on December 31, 2023:

Jeffrey B. Guldner:

Component of Pay	Qualifying Termination of Employment in Connection With a Change of Control ($)		Death or Disability ($)	Retirement ($)	All Other Termination Events ($)
Performance Shares	9,785,686	(1)	7,464,032	3,702,442	0
RSUs	3,403,484	(1)	3,403,484	2,402,918	0
Severance Benefits	6,878,402		0	0	0
Present Value of Medical, Dental, and Life Insurance Benefits	43,726		0	0	0
Outplacement Services	10,000		0	0	0
Excise Tax Gross-Up	8,200,688		0	0	0
TOTAL:	**28,321,986**		**10,867,516**	**6,105,360**	**0**

(1) The performance shares and RSUs are accelerated upon a change of control only if the Board does not exercise its override authority.

Andrew D. Cooper:

Component of Pay	Qualifying Termination of Employment in Connection With a Change of Control ($)		Death or Disability ($)	All Other Termination Events ($)
Performance Shares	1,362,812	(1)	1,372,862	0
RSUs	856,197	(1)	781,979	0
Severance Benefits	2,859,872		0	0
Present Value of Medical, Dental, and Life Insurance Benefits	40,919		0	0
Outplacement Services	10,000		0	0
TOTAL:	**5,129,800**		**2,154,841**	**0**

(1) The performance shares and RSUs are accelerated upon a change of control only if the Board does not exercise its override authority.

Theodore N. Geisler:

Component of Pay	Qualifying Termination of Employment in Connection With a Change of Control ($)		Death or Disability ($)	All Other Termination Events ($)
Performance Shares	2,526,780	(1)	2,051,391	0
RSUs	1,126,517	(1)	868,833	0
Severance Benefits	3,171,356		0	0
Present Value of Medical, Dental, and Life Insurance Benefits	41,344		0	0
Outplacement Services	10,000		0	0
Geisler DCP Discretionary Credits	0		381,803	381,803
TOTAL:	**6,875,997**		**3,302,027**	**381,803**

(1) The performance shares and RSUs are accelerated upon a change of control only if the Board does not exercise its override authority.

Adam C. Heflin:

Component of Pay	Qualifying Termination of Employment in Connection With a Change of Control ($)		Death or Disability ($)	All Other Termination Events ($)
Performance Shares	1,738,887	(1)	1,896,360	0
RSUs	1,395,779	(1)	1,395,779	0
Severance Benefits	3,713,604		0	0
Present Value of Medical, Dental, and Life Insurance Benefits	45,564		0	0
Outplacement Services	10,000		0	0
TOTAL:	**6,903,834**		**3,292,139**	**0**

(1) The performance shares and RSUs are accelerated upon a change of control only if the Board does not exercise its override authority.

Robert E. Smith:

Component of Pay	Qualifying Termination of Employment in Connection With a Change of Control ($)		Death or Disability ($)	All Other Termination Events ($)
Performance Shares	1,840,020	(1)	1,495,565	0
RSUs	732,938	(1)	517,751	0
Severance Benefits	3,560,926		0	0
Present Value of Medical, Dental, and Life Insurance Benefits	45,078		0	0
Outplacement Services	10,000		0	0
TOTAL:	**6,188,962**		**2,013,316**	**0**

(1) The performance shares and RSUs are accelerated upon a change of control only if the Board does not exercise its override authority.

Pay Ratio

As required by Item 402(u) of Regulation S-K, we are providing the annual disclosure of the ratio of the median employee's annual total compensation to the total annual compensation of Mr. Guldner, our current CEO. For 2023, the median of the annual total compensation of all employees of our Company (other than our CEO) was $153,935, and the total annual compensation of our current CEO, as reported in the Summary Compensation Table in this Proxy Statement, was $9,322,192. Based on this information and using the required calculation methodology defined in Item 402(u) of Regulation S-K, for 2023, the ratio of the annual total compensation of our CEO to our median employee's annual total compensation was 61 to 1.

To identify the median employee compensation from our employee population, as well as to determine the annual total compensation of our median employee and our CEO, we took the following steps:

- We determined that, as of December 31, 2023, our employee population consisted of approximately 6,133 individuals, all of whom were located in the United States. This population consisted of our full-time, part-time, temporary, and seasonal employees.
- To identify the median employee from our employee population, we compared the total amount of salary, wages, overtime, and premium pay, and an estimated cash incentive assuming a target payout under the 2023 Incentive Plans of our employees as reflected in our payroll records on December 31, 2023.
- We identified our median employee using this compensation measure, which was consistently applied to all our employees included in the calculation. Since all our employees are located in the United States, as is our CEO, we did not make any cost-of-living adjustments in identifying the median employee.
- We combined all of the elements of the median employee's compensation for 2023 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $153,935. The difference between such employee's salary, wages, overtime, and premium pay, and an estimated cash incentive assuming a target payout under the 2023 Incentive Plans and the employee's annual total compensation includes the amount the Company contributed under the 401(k) plan for the employee, the actual amount paid under the 2023 Incentive Plans, and the estimated aggregate change in the actuarial present value from December 31, 2022 to December 31, 2023 of the employee's accumulated benefits payable under all defined pension plans.
- With respect to the annual total compensation of our CEO, we used the amount reported in the "Total" column of our 2023 Summary Compensation Table included in this Proxy Statement for Mr. Guldner.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company. For further information concerning the Company's variable pay-for-performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to the CD&A beginning on page 61 of this Proxy Statement.

Year	Summary Compensation Table Total for PEO ($)[(1)]	Compensation Actually Paid to PEO ($)[(2)]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[(3)]	Average Compensation Actually Paid to Non-PEO NEOs ($)[(4)]	Value of Initial Fixed $100 Investment Based on: Total Shareholder Return ($)[(5)]	Value of Initial Fixed $100 Investment Based on: Peer Group Total Shareholder Return ($)[(6)]	Net Income (millions)[(7)]	APS Adjusted Earnings (millions)[(8)]
2023	9,322,192	10,889,494	2,944,101	3,263,608	95	107	519	556
2022	8,358,317	9,453,300	2,542,827	2,749,796	96	117	501	525
2021	8,100,157	5,532,436	2,842,352	2,219,429	85	116	636	632
2020	6,849,455	5,416,048	2,619,339	1,926,894	92	99	570	588

(1) The dollar amounts reported in this column are the amounts of total compensation reported for Mr. Guldner (our CEO also known as the Principal Executive Officer ("PEO")) for each corresponding year in the "Total" column of the Summary Compensation Table.

(2) The dollar amounts reported in this column represent the amount of "compensation actually paid" to Mr. Guldner, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Guldner during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Guldner's total compensation for each year to determine the compensation actually paid:

Year	Reported Summary Compensation Table Total for PEO ($)	Reported Value of Equity Awards ($)[(a)]	Equity Award Adjustments ($)[(b)]	Reported Change in the Actuarial Present Value of Pension Benefits ($)[(c)]	Pension Benefit Adjustments ($)[(d)]	Compensation Actually Paid to PEO ($)
2023	9,322,192	(5,028,405)	7,440,754	(1,223,951)	378,904	10,889,494
2022	8,358,317	(4,577,787)	6,135,632	(890,667)	427,805	9,453,300
2021	8,100,157	(4,079,762)	2,111,502	(1,021,838)	422,377	5,532,436
2020	6,849,455	(3,316,740)	2,281,910	(782,970)	384,393	5,416,048

(a) The grant date fair value of equity awards represents the amount reported in the "Stock Awards" column in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in the fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year-End Fair Value of Equity Awards Granted During the Covered Fiscal Year that are Outstanding and Unvested as of the End of the Covered Fiscal Year	Year over Year Change in Fair Value as of the End of the Covered Fiscal Year of Outstanding and Unvested Equity Awards Granted in Prior Years	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Same Covered Fiscal Year	Change in Fair Value as of the Vesting Date of Equity Awards Granted in Prior Years that Vested in the Covered Fiscal Year	Fair Value at the End of the Prior Fiscal Year of Equity Awards that Failed to Meet Vesting Conditions in the Covered Fiscal Year	Value of Dividends or other Earnings Paid on Stock Awards in the Covered Fiscal Year Not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2023	5,041,324	961,712	0	840,730	0	596,988	7,440,754
2022	5,292,090	102,694	0	303,819	0	437,029	6,135,632
2021	2,680,491	(646,196)	0	(184,196)	0	261,403	2,111,502
2020	2,138,995	(93,395)	0	80,020	0	156,290	2,281,910

(c) The amounts included in this column are the amounts reported in the "Change in Pension and Nonqualified Deferred Compensation" column of the Summary Compensation Table for each applicable year.

(d) The total pension benefit adjustments for each applicable year include the aggregate of two components: (i) the actuarially determined service cost for services rendered by Mr. Guldner during the applicable year (the "service cost"); and (ii) the entire cost of benefits granted (or credit for benefits reduced) in a plan amendment (or initiation) during the applicable year that are attributed by the benefit formula to services rendered in periods prior to the plan amendment or initiation (the "prior service cost"), in each case, calculated in accordance with U.S. generally accepted accounting principles ("GAAP"). The amounts deducted or added in calculating the pension benefit adjustments are as follows:

Year	Service Cost	Prior Service Cost	Total Pension Benefit Adjustments
2023	378,904	0	378,904
2022	427,805	0	427,805
2021	422,377	0	422,377
2020	384,393	0	384,393

(3) The dollar amounts reported in this column represent the average of the amounts reported for the Company's NEOs as a group (excluding Mr. Guldner, who has served as our CEO since 2019) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding Mr. Guldner) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2023, Andrew D. Cooper, Theodore N. Geisler, Adam C. Heflin, and Robert E. Smith (ii) for 2022, Theodore N. Geisler, Andrew D. Cooper, Adam C. Heflin, Maria L. Lacal, Robert E. Smith, and Jacob Tetlow; (iii) for 2021, Theodore N. Geisler, James R. Hatfield, Maria L. Lacal, and Robert E. Smith; and (iv) for 2020, James R. Hatfield, Theodore N. Geisler, Daniel T. Froetscher, Maria L. Lacal, and Robert E. Smith.

(4) The dollar amounts reported in this column represent the average amount of "compensation actually paid" to the NEOs as a group (excluding Mr. Guldner), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding Mr. Guldner) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group (excluding Mr. Guldner) for each year to determine the compensation actually paid, using the same methodology described above in footnote 2:

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs	Average Reported Value of Equity Awards	Average Equity Award Adjustments[(a)]	Average Reported Change in the Actuarial Present Value of Pension Benefits	Average Pension Benefit Adjustments[(b)]	Average Compensation Actually Paid to Non-PEO NEOs
2023	2,944,101	(1,282,494)	1,687,847	(229,852)	144,005	3,263,608
2022	2,542,827	(1,239,053)	1,333,714	(6,888)	119,197	2,749,796
2021	2,842,352	(977,983)	522,865	(360,916)	193,111	2,219,429
2020	2,619,339	(878,815)	625,410	(571,556)	132,516	1,926,894

(a) The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year	Average Year End Fair Value of Equity Awards Granted During the Covered Fiscal Year that are Outstanding and Unvested as of the End of the Covered Fiscal Year	Year over Year Average Change in Fair Value as of the End of the Covered Fiscal Year of Outstanding and Unvested Equity Awards Granted in Prior Years	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Same Covered Fiscal Year	Year over Year Average Change in Fair Value as of the Vesting Date of Equity Awards Granted in Prior Years that Vested in the Covered Fiscal Year	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Covered Fiscal Year	Average Value of Dividends or Other Earnings Paid on Stock Awards in the Covered Fiscal Year not Otherwise Reflected in Fair Value or Total Compensation	Total Average Equity Award Adjustments
2023	1,284,440	190,416	0	84,720	0	128,271	1,687,847
2022	1,214,197	17,094	0	31,981	0	70,442	1,333,714
2021	657,909	(157,946)	0	(49,765)	0	72,667	522,865
2020	571,275	(54,641)	0	55,533	0	53,243	625,410

(b) The amounts deducted or added in calculating the total pension benefit adjustments are as follows:

Year	Average Service Cost	Average Prior Service Cost	Total Average Pension Benefit Adjustments
2023	144,005	0	144,005
2022	119,197	0	119,197
2021	193,111	0	193,111
2020	132,516	0	132,516

(5) Cumulative TSR, as required by Item 402(v) of Regulation S-K, is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period.

(6) Cumulative peer group TSR, as required by Item 402(v) of Regulation S-K, is calculated using the same methodology used in calculating the Company's cumulative TSR. Further, in calculating the peer group cumulative TSR, the returns of each component issuer is weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the following published industry index: EEI Index.

(7) The dollar amounts reported represent the amount of net income reflected in PNW's audited financial statements for the applicable year, as required. For further details, see Consolidated Statements of Income in the Pinnacle West/APS Annual Report on Form 10-K for fiscal year ended December 31, 2023.

(8) Adjusted APS earnings ("APS Adjusted Earnings") is APS earnings calculated in accordance with GAAP, as adjusted for purposes of the annual incentive plans, as follows: (i) for the APS 2020 Annual Incentive Award Plan and the APS 2020 Annual Incentive Award Plan for Palo Verde Employees, APS earnings were adjusted from $568.0 million to $587.7 million due to an accrual for the Coal Communities Transition Plan that was required under the accounting rules but that related to a future expense; (ii) for the APS 2021 Annual Incentive Award Plan and the APS 2021 Annual Incentive Award Plan for Palo Verde Employees, APS earnings were not adjusted; (iii) for the APS 2022 Annual Incentive Award Plan and the APS 2022 Annual Incentive Award Plan for Palo Verde Employees, APS earnings were not adjusted; and (iv) for the APS 2023 Annual Incentive Award Plan and the APS 2023 Annual Incentive Award Plan for Palo Verde Employees, APS earnings were adjusted from $547.3 million to $555.6 million due to a budget correction to a tax allocation that was made within the Pinnacle West consolidated group of companies.

Financial Performance Measures

As described in greater detail in the CD&A, the Company's executive compensation program is designed to be transparent with a clear emphasis on putting pay at risk and retaining key executives. The metrics that the Company uses for both our long-term and short-term incentive awards emphasize putting pay at risk and aligning our executives interests with those of our shareholders. The most important performance measures used by the Company to link executive compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to the Company's performance, are as follows:

- APS Adjusted Earnings
- Relative TSR
- Stock price
- Capital spend
- Operations and maintenance spend
- Customer satisfaction
- Safety

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Analysis of the Information Presented in the Pay Versus Performance Table

As described in more detail in the CD&A, the Company's executive compensation program reflects a pay-at-risk philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay Versus Performance table. Moreover, the Company does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, the Company is providing the following descriptions of the relationships between information presented in the Pay Versus Performance table.

Compensation Actually Paid and Cumulative TSR

As demonstrated by the following graph, the calculated amount of compensation actually paid to Mr. Guldner and the average of the calculated amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. Guldner) is reflective of increases in the calculation of compensation actually paid for Mr. Guldner, which in turn reflects increases of certain compensation components tied to his growth into the position of Chairman of the Board, President and Chief Executive Officer of the Company, and modest increases year-over-year in the calculation of compensation actually paid to the Company's NEOs as a group (excluding Mr. Guldner) as compared to year-over-year changes in the Company's TSR. With respect to the year-over-year changes in the TSR, we note that the 2021 TSR was adversely impacted by the 2019 rate case decision and the 2023 TSR was affected in part by market dynamics. As discussed in the CD&A, coming out of our 2019 rate case decision, we took action to recover from the impacts of that decision and are making solid progress on our strategic plan. Although our TSR went down between 2022 and 2023, we outperformed the EEI Index performance. The Company believes that the negative TSR was attributable in part to the fact that utilities were the worst performing sector in 2023, largely due to negative sentiment associated with rising interest rates and inflationary pressures. The Company does not use cumulative TSR in its executive compensation program, but does use relative TSR in the performance share grants as discussed in more detail in the CD&A. TSR impacts our compensation program in two ways — the actual stock price increases and decreases impacts the value of the equity awards and the relative TSR performance metric drives whether a portion of the overall equity grant pays out and to what degree.


Compensation Actually Paid vs. Company TSR
($)
Compensation Actually Paid
11,000,000
10,000,000
9,000,000
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
$100
$95
$90
$85
$80
Cumulative TSR
(value of initial $100 investmetns)
$92
$85
$96
$95
2020
2021
2022
2023
Compensation Actually Paid (PEO)
Compensation Actually Paid (Average for Non-PEO NEOs)
Company TSR

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Compensation Actually Paid and Net Income

As demonstrated by the following graph, the calculated amount of compensation actually paid to Mr. Guldner and the average of the calculated amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. Guldner) is reflective of increases in the calculation of compensation actually paid for Mr. Guldner, which in turn reflects increases of certain compensation components tied to his growth into the position of Chairman of the Board, President and Chief Executive Officer of the Company, and modest increases year-over-year in the calculation of compensation actually paid to the Company's NEOs as a group (excluding Mr. Guldner) as compared to year-over-year changes in the Company's net income. The decline in net income in 2022 is primarily due to no longer deferring costs relating to our Four Corners selective catalytic reduction equipment and the Ocotillo Power Plant modernization project as a result of the unfavorable 2019 rate case decision. Net income in 2023 was favorably impacted in part by warmer than expected weather and an appellate court decision that reversed recovery of a portion of the deferred cost referenced above. However, net income in 2023 continued to be impacted by the 2019 rate case decision. Although we don't use net income in our executive compensation program, we do use earnings in the 2023 Incentive Plans, as discussed below.


Compensation Actually Paid vs. Net Income
($)
Compensation Actually Paid
Net Income ($ millions)
11,000,000
10,000,000
9,000,000
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
$700
$650
$600
$550
$500
$450
$400
$350
$300
$570
$636
$501
$519
2020
2021
2022
2023
Compensation Actually Paid (PEO)
Compensation Actually Paid (Average for Non-PEO NEOs)
Net Income (millions)

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Compensation Actually Paid and APS Adjusted Earnings

As demonstrated by the following graph, the calculated amount of compensation actually paid to Mr. Guldner and the average of the calculated amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. Guldner) is reflective of increases in the calculation of compensation actually paid for Mr. Guldner, which in turn reflects increases of certain compensation components tied to his growth into the position of Chairman of the Board, President and Chief Executive Officer of the Company, and modest increases year-over-year in the calculation of compensation actually paid to the Company's NEOs as a group (excluding Mr. Guldner) as compared to year-over-year changes in APS Adjusted Earnings. With respect to APS Adjusted Earnings we note that the 2022 earnings were reflective of the decrease in APS rates as a result of the 2019 rate case, and the impacts of the disallowance described on page 5 of this Proxy Statement. APS Adjusted Earnings for 2023 reflect higher revenues from warmer than expected weather, including record-breaking temperatures with 55 days over 100 degrees and also reflect in part the appellate court decision that reversed recovery of a portion of the disallowance. APS Adjusted Earnings is used in the 2023 Incentive Plans and represents 50% of the payout opportunity under those plans. Although Mr. Guldner's payout opportunity is tied to Pinnacle West earnings, APS earnings account for a significant portion of Pinnacle West earnings, and is therefore a significant part of Mr. Guldner's opportunity.


Compensation Actually Paid vs. APS Adjusted Earnings
($)
Compensation Actually Paid
APS Adjusted Earnings ($ millions)
11,000,000
10,000,000
9,000,000
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
$700
$650
$600
$550
$500
$450
$400
$350
$300
$588
$632
$525
$556
2020
2021
2022
2023
Compensation Actually Paid (PEO)
Compensation Actually paid (Average for Non-PEO NEOs)
APS Adjusted Earnings (millions)

Cumulative TSR of the Company and Cumulative TSR of the Peer Group

The Company believes the decline in the cumulative TSRs was due in part to the fact that utilities were the worst performing sector in 2023; however, as demonstrated by the chart below, our 2023 TSR only declined by approximately 1.2% compared to the cumulative TSR of the EEI peer group, which declined by 10.2%. Pinnacle West's TSR from 2019 through 2021, compared to the EEI, declined largely due to investor concerns over the regulatory climate in Arizona while an APS rate case was pending. For more information regarding the Company's performance and the companies that the Human Resources Committee considers when determining compensation, refer to the CD&A.

Cumulative TSR vs. EEI Index TSR


120
115
110
105
100
95
90
85
2019
2020
2021
2022
2023
Company TSR
Peer Group TSR (EEI Index TSR)

Value of $100 Invested as of December 31, 2019, with Dividends Reinvested

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Audit Matters

Proposal 3: Ratification of the Appointment of D&T as the Independent Registered Public Accounting Firm for the Company

The Audit Committee has appointed D&T as the Company's independent registered public accounting firm for the year ending December 31, 2024 and, as a matter of good corporate governance, has directed management to submit such appointment for ratification by the shareholders at the Annual Meeting. In the event the shareholders fail to ratify the appointment, the Audit Committee may reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company's and the shareholders' best interests.

The Board of Directors unanimously recommends a vote **FOR** ratification of the appointment of D&T as the Company's independent registered public accounting firm for the year ending December 31, 2024

The Independent Accountant

The Audit Committee evaluates the selection of the independent registered public accounting firm each year and has appointed D&T, independent registered public accounting firm, to examine the Company's financial statements for the year ending December 31, 2024, and, pursuant to Proposal 3, has requested shareholder ratification of this appointment. The Audit Committee has discussed the qualifications and performance of D&T and believes that the continued retention of D&T to serve as the Company's independent registered public accounting firm is in the best interest of the Company and its shareholders.

In making the determination to retain D&T for 2024, the Audit Committee considered, among other things:

- D&T's technical expertise, particularly with respect to the complex area of utility regulatory accounting;
- management's and D&T's review of D&T's historical and recent performance;
- the quality and candor of D&T's communications with the Audit Committee and management;
- D&T's independence and tenure as our auditor, including the benefits and independence risks of having a long-tenured auditor, and controls and processes that help ensure D&T's independence (see the additional information below);
- how effectively D&T demonstrated its independent judgment, objectivity, and professional skepticism; and
- the fees paid to D&T, which are reviewed and approved by the Audit Committee and then monitored by the Audit Committee throughout the year.

D&T served as the Company's independent accountant for the year ended December 31, 2023. Representatives of that firm are expected to participate in the Annual Meeting. These representatives will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Benefits of a Long-Tenured Independent Accountant

D&T has served as the independent accountant for Pinnacle West since its inception in 1985, and for APS since 1932. The Committee carefully considered the tenure of D&T as our independent accountant in making its decision to select D&T as the independent accountant for 2024, including the following benefits that come with long tenure:

- through more than 90 years of experience with the Company and APS, D&T has gained institutional knowledge of, and deep expertise regarding, our business operations, including the complexities of a business that is highly regulated at both the state and federal level, our accounting policies and practices, and our internal controls over financial reporting; and
- bringing on a new auditor requires a significant time commitment that could result in additional costs to the Company, as well as distract management's focus on financial reporting and internal controls.

Accountant's Independence Controls

In further making its selection of D&T as the independent accountant for 2024, the Committee took into account the following controls over D&T:

- the Audit Committee's oversight of D&T, which included meeting with D&T multiple times in 2023, meetings in executive session without the presence of management from time to time as requested by the Audit Committee members, and a committee-directed process for selecting the lead partner;
- pre-approval policies of all services performed by D&T for the Company, and allowing the engagement of D&T only when the Audit Committee or its Chair believes D&T is best suited for the job;
- D&T conducts periodic internal quality reviews of its audit work and rotates lead partners every five years; and
- as an independent public accounting firm, D&T is subject to Public Company Accounting Oversight Board ("PCAOB") inspections, independent peer reviews, and PCAOB and SEC oversight.

Pre-Approval Policy

As part of its oversight responsibility with respect to the independent accountant, and in order to assure that the services provided by the independent accountant do not impair the independent accountant's independence, the Audit Committee has established a pre-approval policy with respect to work performed by D&T for the Company. Under that policy, the Audit Committee pre-approves each audit service and non-audit service to be provided by D&T. The Audit Committee has delegated to the Chair of the Audit Committee the authority to pre-approve audit and non-audit services to be performed by D&T if the services are not expected to cost more than $100,000. Each audit and non-audit service presented to the Chair for pre-approval must be described in sufficient detail so that the Chair knows precisely what services the Chair is being asked to pre-approve so that he can make a well-reasoned assessment of the impact of the service on the independent accountant's independence. The Chair must report any pre-approval decisions to the Audit Committee at its next scheduled meeting. All the services performed for the Company by D&T in 2023 were pre-approved by the Audit Committee or the Chair of the Audit Committee consistent with the pre-approval policy.

Audit Fees

The following fees were paid to D&T for the last two fiscal years:

Types of service	2022 ($)	2023 ($)
Audit Fees(1)	3,328,421	3,485,140
Audit-Related Fees(2)	622,235	464,576
Tax Fees	0	0
All Other Fees(3)	0	1,672,676

(1) The aggregate fees billed for services rendered for the audit of annual financial statements and for review of financial statements included in reports on Form 10-K and Form 10-Q, respectively.

(2) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not included in Audit Fees reported above, which primarily consist of fees for employee benefit plan audits in 2022 and 2023, and environmental, social, and governance assurance readiness performed in 2022.

(3) The aggregate fees billed for independent third-party advisory (quality assurance) services related to a large scale information technology project.

Report of the Audit Committee

The Audit Committee is comprised solely of independent Directors. Each member meets the NYSE financial literacy requirements, and the Board has determined that Ms. Bryan and Mr. Nordstrom are "audit committee financial experts" under the SEC rules.

In accordance with its written charter adopted by the Board, the primary function of the Audit Committee is to assist Board oversight of: (a) the integrity of the Company's financial statements; (b) the independent accountant's qualifications and independence; (c) the performance of the Company's internal audit function and independent accountant; and (d) compliance by the Company with legal and regulatory requirements.

The Audit Committee reports as follows:

1. The Audit Committee has discussed and reviewed the audited financial statements of the Company as of and for the fiscal year ended December 31, 2023, with the Company's management and the independent accountant, D&T. The Audit Committee is directly responsible for the oversight of the Company's independent accountant. Management is responsible for the Company's financial reporting process, including the Company's system of internal controls and for the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. The independent accountant is responsible for auditing and rendering an opinion on those financial statements, as well as auditing certain aspects of the Company's internal controls.
2. The Audit Committee's responsibility is to monitor these processes. The Audit Committee has discussed with D&T the matters required to be discussed by the applicable requirements of the PCAOB and the SEC.
3. The Audit Committee has obtained from D&T, and reviewed, the written disclosures and the letter required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence. The Committee discussed with D&T any relationships that may impact D&T's objectivity and independence and satisfied itself as to the accountant's independence.
4. Based on the foregoing, the Audit Committee has recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, for filing with the SEC.

AUDIT COMMITTEE CHAIR

Bruce J. Nordstrom

AUDIT COMMITTEE MEMBERS

Glynis A. Bryan
Gonzalo A. de la Melena, Jr.
Richard P. Fox
Kristine L. Svinicki

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Stock Matters

Ownership of Pinnacle West Stock

The following table shows the amount of Pinnacle West common stock owned by the Company's Directors and nominees, the NEOs, our Directors and executive officers as a group, and those persons who beneficially own more than 5% of the Company's common stock as of March 14, 2024. Unless otherwise indicated, each shareholder listed below has sole voting and investment power with respect to the shares beneficially owned.

The address of each of the listed shareholders not otherwise set forth below is P.O. Box 53999, Mail Station 8602, Phoenix, Arizona 85072-3999. Unless otherwise indicated, all information is as of March 14, 2024, the Record Date for the Annual Meeting.

Name and Address	Number of Shares Beneficially Owned[1] (#)	Percent of Class (%)
Directors:		
Glynis A. Bryan	7,343	*
Richard P. Fox	16,076	*
Gonzalo A. de la Melena, Jr.	4,601	*
Jeffrey B. Guldner	70,816	*
Kathryn L. Munro	40,221	*
Bruce J. Nordstrom	36,587	*
Paula J. Sims	13,097	*
William H. Spence	4,751	*
Kristine L. Svinicki	2,738	*
James E. Trevathan, Jr.	8,211	*
Other NEOs:		
Theodore N. Geisler	12,794	*
Andrew D. Cooper	3,919	*
Adam C. Heflin	5,773	*
Robert E. Smith	11,348	*
All Directors and Executive Officers as a Group (18 Persons):	258,207	*
5% Beneficial Owners:[2]		*
The Vanguard Group Inc.[3] 100 Vanguard Boulevard Malvern, PA 19355	14,282,050	12.60
BlackRock, Inc. and certain related entities[4] 50 Hudson Yards Street New York, NY 10001	10,042,715	8.90
State Street Corporation and certain related entities[5] One Congress Street, Suite 1 Boston, MA 02114	6,818,811	6.02
Capital Research Global Investors and certain related entities[6] 333 South Hope Street, 55th Fl. Los Angeles, CA 90071	6,507,809	5.70

Name and Address	Number of Shares Beneficially Owned[1] (#)	Percent of Class (%)
Barrow Hanley Global Investors[7] 2200 Ross Avenue, 31st Floor Dallas, TX 75201	5,721,114	5.05

* Represents less than 1% of the outstanding common stock.

(1) Includes: vested Supplemental RSUs (as defined on page 96 of this Proxy Statement) for the NEOs; vested RSUs and SUs payable in stock for the Directors; and associated dividends payable in stock; as follows: Mr. Guldner — 6,023; Ms. Bryan — 6,811; Mr. Fox — 7,582; Mr. de la Melena — 1,908; Ms. Munro — 22,870; Ms. Sims — 5,513; Mr. Spence — 1,908; and Mr. Trevathan — 7,334. The following shares are held jointly: Mr. Smith — 11,348; and Mr. Trevathan — 877. The following shares are held in joint trusts: Mr. Geisler — 12,794; Mr. Heflin — 6; Ms. Munro — 15,244; and Mr. Nordstrom — 35,087.

(2) The Company makes no representations as to the accuracy or completeness of the information in the filings reported in footnotes 3-7.

(3) The Vanguard Group, Inc. Schedule 13G/A filing, dated February 13, 2024, reports beneficial ownership as of December 29, 2023 of 14,282,050 shares with shared voting power as to 171,980 shares, shared dispositive power as to 548,487 shares, and sole dispositive power as to 13,733,563 shares.

(4) BlackRock, Inc. Schedule 13G/A filing, dated January 25, 2024, relating to a parent holding company and certain affiliates, reports beneficial ownership as of December 31, 2023 of 10,042,715 shares, with sole voting power as to 9,568,295 shares and sole dispositive power as to 10,042,715 shares. The Company maintains commercial relationships with BlackRock, Inc. and its subsidiaries. The Company does not consider these relationships to be material.

(5) State Street Corporation Schedule 13G/A filing, dated January 29, 2024, relating to a parent holding company and certain affiliates, reports beneficial ownership as of December 31, 2023 of 6,818,811 shares, with shared voting power as to 4,717,301 and shared dispositive power as to 6,799,130 shares. The Company maintains commercial relationships with State Street Corporation and its subsidiaries. The Company does not consider these relationships to be material.

(6) Capital Research Global Investors Schedule 13G filing, dated February 7, 2024, reports beneficial ownership as of December 29, 2023 of 6,507,809 shares, with sole voting and dispositive power. Capital Research Global Investors disclaims beneficial ownership of these shares.

(7) Barrow Hanley Global Investors Schedule 13G, dated February 13, 2024, reports beneficial ownership as of December 31, 2023 of 5,721,114 shares, with sole voting power as to 4,114,048 shares, with shared voting power as to 1,607,066 and sole dispositive power as to 5,721,114 shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's Directors and executive officers, and persons who own more than 10% of the Company's common stock, to file reports of ownership and changes of ownership with the SEC.

Delinquent Section 16(a) Reports

Theodore Geisler's financial advisor transferred his stock account containing his Pinnacle West stock to a new broker and in doing so, the share holds and restrictions that were on Mr. Geisler's Pinnacle West stock did not transfer along with his account. On October 12, 2021, as part of an account rebalance, 247 shares were sold. This trade was executed at the discretion of his financial advisor and without Mr. Geisler's knowledge, approval, or consent. The Company and Mr. Geisler were made aware of this sale when Mr. Geisler initiated a sale in August 2023. Upon learning of the sale, Mr. Geisler filed the required Form 4. The Company believes that all other Directors, executive officers, and greater than 10% beneficial owners complied with their respective Section 16(a) reporting requirements for fiscal year 2023 on a timely basis based solely on a review of filings of reports with the SEC and written representations from the Company's Directors and executive officers.

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General Information

Time, Date, and Place

The Company's 2024 Annual Meeting will be held at 1:30 p.m. Eastern Daylight Time, on Wednesday, May 22, 2024. The Annual Meeting will not be held at a physical location, but will instead be held virtually, where shareholders will be able to participate by accessing a website using the internet. The Annual Meeting will be accessible at www.virtualshareholdermeeting.com/PNW. To participate in the Annual Meeting, you will need the 16-digit control number included on the Proxy Card, the Internet Notice, or the Voting Instruction Form. Online check-in will begin at 1:15 p.m. Eastern Daylight Time, and you should allow ample time for the online check-in proceedings. An audio broadcast of the Annual Meeting will be available by telephone toll-free at (877) 328-2502 (domestic) or (412) 317-5419 (international). Upon dialing in, you will need to provide your 16-digit control number. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the phone numbers displayed on the Virtual Meeting website on the meeting date. Our virtual meeting will be governed by our Rules of Conduct, which are attached as Appendix A.

Notice of Internet Availability

Unless you elected to receive printed copies of the proxy materials in prior years, you will receive a Notice of Internet Availability of Proxy Materials by mail, or if you so elected, by electronic mail (the "Internet Notice"). The Internet Notice will tell you how to access and review the proxy materials. If you received an Internet Notice by mail and would like to receive a printed copy of the proxy materials, you should follow the instructions included on the Internet Notice.

The Internet Notice is first being sent to shareholders on or about April 4, 2024. The Proxy Statement and the form of proxy relating to the Annual Meeting are first being made available to shareholders on or about April 4, 2024.

Record Date; Shareholders Entitled to Vote

All shareholders at the close of business on March 14, 2024 (the "Record Date") are entitled to vote at the meeting. Each holder of outstanding Company common stock is entitled to one vote per share held as of the Record Date, on all matters on which shareholders are entitled to vote, except for the election of Directors, in which case "cumulative" voting applies (see "Vote Required — Election of Directors"). At the close of business on the Record Date, there were 113,557,303 shares of common stock outstanding.

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Voting

Vote prior to the Annual Meeting by internet

The website address for internet voting is on the Proxy Card, the Internet Notice, and the Voting Instruction Form. Internet voting is available 24 hours a day.

Vote prior to the Annual Meeting by telephone

The toll-free number for telephone voting is on the Proxy Card, the Internet Notice, and the Voting Instruction Form. Telephone voting is available 24 hours a day.

Vote prior to the Annual Meeting by scanning the QR code

The QR code is on the Proxy Card, the Internet Notice, and the Voting Instruction Form, and is available 24 hours a day.

Vote prior to the Annual Meeting by mail

You may vote by mail by promptly marking, signing, dating, and mailing your Proxy Card or Voting Instruction Form (a postage-paid envelope is provided for mailing in the United States).

Vote during the Annual Meeting over the internet

To participate in the Annual Meeting, you will need the 16-digit control number included on the Proxy Card, the Internet Notice, or the Voting Instruction Form.

Shares held in your name or shares for which you are the beneficial owner but not the shareholder of record may be voted electronically during the formal business portion of the Annual Meeting. Shares held in the Pinnacle West 401(k) Plan cannot be voted during the Annual Meeting. If you hold shares in the Pinnacle West Investor Advantage Plan or brokerage account, and you plan to vote prior to the Annual Meeting by internet, telephone, or by scanning the QR code, you will need to submit your vote no later than 11:59 p.m. EDT on May 21, 2024. If you hold shares in the Pinnacle West 401(k) Plan, you will need to submit your vote to the plan trustee no later than 11:59 p.m. EDT on May 19, 2024 to vote your shares.

You may change your vote by: re-voting by telephone; re-voting by internet; or re-voting during the formal business portion of the Annual Meeting. For shares held in your name, you may change your vote by re-submitting a signed Proxy Card. In addition, for shares held in your name, you may also revoke a previously submitted Proxy Card by mailing to our Corporate Secretary a written notice of revocation. For shares for which you are the beneficial owner but not the shareholder of record, you may change your vote by re-submitting a signed Voting Instruction Form to your broker. In addition, for shares for which you are the beneficial owner but not the shareholder of record, you should contact your broker if you would like to revoke your vote.

Your vote is confidential. Only the following persons have access to your vote: election inspectors; individuals who help with the processing and counting of votes; and persons who need access for legal reasons. All votes will be counted by an independent inspector of elections appointed for the Annual Meeting.

Quorum

The presence, in person or by proxy, of a majority of the outstanding shares of our common stock is necessary to constitute a quorum at the Annual Meeting. In counting the votes to determine whether a quorum exists, shares that are entitled to vote but are not voted at the direction of the beneficial owner (called abstentions) and votes withheld by brokers in the absence of instructions from beneficial owners (called broker non-votes), will be counted for purposes of determining whether there is a quorum. Shares owned by the Company are not considered outstanding or present at the meeting.

Vote Required

Election of Directors

Individuals receiving the highest number of votes will be elected. The number of votes that a shareholder may, but is not required to, cast is calculated by multiplying the number of shares of common stock owned by the shareholder, as of the Record Date, by the number of Directors to be elected. Any shareholder may cumulate his or her votes by casting them for any one nominee or by distributing them among two or more nominees. Abstentions will not be counted toward a nominee's total and will have no effect on the election of Directors. You may not cumulate your votes against a nominee. If you hold shares in your own name and would like to exercise your cumulative voting rights, you must do so by mail. If you hold shares beneficially through a broker, trustee, or other nominee and wish to cumulate votes, you should follow the instructions provided by the broker, trustee or other nominee, as applicable.

Say-on-Pay

The votes cast "for" must exceed the votes cast "against" to approve the advisory resolution on the compensation disclosed in this Proxy Statement of our NEOs - the say-on-pay vote. The say-on-pay resolution is not intended to address any specific item of compensation, but rather the overall compensation of the NEOs and the compensation philosophy, policies, and procedures described in this Proxy Statement. Because your vote on the say-on-pay is advisory, the vote will not be binding on the Board or the Company. The Board will review the voting results and take them into consideration when making future decisions regarding executive compensation. Abstentions and broker non-votes will have no effect on the outcome of this proposal.

Ratification of the Appointment of the Independent Accountant

The votes cast "for" must exceed the votes cast "against" to ratify the appointment of the independent accountant for the year ending December 31, 2024. Abstentions and broker non-votes will have no effect on the outcome of the proposal. Because your vote is advisory, it will not be binding on the Board or the Company. However, the Board will review the voting results and take into consideration our shareholders' views.

Board Recommendations

The Board recommends a vote:

- **FOR** the election of the nominated slate of directors (Proposal 1);
- **FOR** the approval, on an advisory basis, of the resolution approving the compensation of our NEOs, as disclosed in this Proxy Statement (Proposal 2); and
- **FOR** the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending December 31, 2024 (Proposal 3).

The Board is not aware of any other matters that will be brought before the shareholders for a vote. If any other matters properly come before the meeting, the proxy holders will vote on those matters in accordance with the recommendations of the Board or, if no recommendations are given, in accordance with their own judgment.

Delivery of Annual Reports and Proxy Statements to a Shared Address and Obtaining a Copy

If you and one or more shareholders share the same address, it is possible that only one Internet Notice, Annual Report, or Proxy Statement was delivered to your address. Registered shareholders at the same address who wish to receive separate copies of the Internet Notice, the Annual Report, or Proxy Statement may:

- call the Company's Shareholder Services Department at 1-602-250-3011;
- mail a request to Shareholder Services at P.O. Box 53999, Mail Station 8602, Phoenix, Arizona, 85072-3999; or
- e-mail a request to: shareholderdept@pinnaclewest.com.

The Company will promptly deliver to you the information requested. Registered shareholders who share the same address but wish to receive one Internet Notice, Annual Report, or Proxy Statement may contact the Company through the same methods listed above. Shareholders who own Company stock through a broker and who wish to receive single or separate copies of the Internet Notice, Annual Report, or Proxy Statement should contact their broker.

You may access our Annual Report and Proxy Statement via the internet. Copies of the Annual Report and Proxy Statement are available on the Company's website (www.pinnaclewest.com) and will be provided to any shareholder promptly upon request. Shareholders may request copies from Shareholder Services at the telephone number or addresses set forth above, or as described on the Internet Notice.

Shareholder Proposals for the 2025 Annual Meeting

To be included in the proxy materials for the 2025 Annual Meeting of Shareholders (the “2025 Annual Meeting”), any shareholder proposal intended to be presented must be received by our Corporate Secretary no later than December 5, 2024, at the following address:

Corporate Secretary
Pinnacle West Capital Corporation
400 North Fifth Street, Mail Station 8602
Phoenix, Arizona 85004

A shareholder who intends to present a proposal (other than the election of directors) at the 2025 Annual Meeting, but does not wish it to be included in the 2025 proxy materials, must submit the proposal no earlier than January 22, 2025 and no later than the close of business on February 21, 2025.

Proxy Solicitation

The Board is soliciting the enclosed proxy. The Company may solicit shareholders over the internet, by telephone, or by mail. The Company has retained D.F. King & Co., Inc. to assist in the distribution of proxy solicitation materials and the solicitation of proxies for $12,000, plus customary expenses. The costs of the solicitation will be paid by the Company. Proxies may also be solicited in person, by telephone, or electronically by Company personnel who will not receive additional compensation for such solicitation. As required, the Company will reimburse brokerage houses and others for their out-of-pocket expenses in forwarding documents to beneficial owners of our stock.

Other Matters

Related Party Transactions

The Corporate Governance and Public Responsibility Committee is responsible for reviewing and approving all transactions with any related party, which consists of any of our Directors, director nominees, executive officers, shareholders owning more than 5% of the Company's common stock and, with respect to each of them, their immediate family members and certain entities in which they are an officer or a shareholder, partner, member, or other participant who, directly or indirectly, has a substantial ownership interest in or otherwise substantially controls or shares control of such entity (a "Related Party"). This obligation is set forth in writing in our Statement of Policy Regarding Related Party Transactions (the "Policy").

To identify Related Party Transactions, as defined in the Policy, each year the Company requires our Directors and officers to complete director and officer questionnaires, identifying any transactions with the Company in which a Related Party has an interest. We review Related Party Transactions due to the potential for a conflict of interest. A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, in any way, with our interests. The Code of Ethical Conduct requires all Directors, officers, and employees who may have a potential or apparent conflict of interest to notify the Company's Ethic's office. In addition, the Policy specifically provides that any Related Party Transaction must be approved or ratified by the Corporate Governance and Public Responsibility Committee. A "Related Party Transaction" is any transaction or a series of similar transactions in which the Company or any of its subsidiaries is or was a participant, where the amount involved exceeds $120,000 in the aggregate, and in which any Related Party has a direct or indirect material interest, other than:

- transactions in which rates or charges are fixed in conformity with law or governmental authority (such as APS rates approved by the ACC);
- transactions in which the rates or charges are determined by competitive bid; or
- the payment of compensation by the Company to the executive officers, Directors, or nominees for directors.

In conducting its review, the Corporate Governance and Public Responsibility Committee noted that Glynis A. Bryan, a Director since February 2020, is the Chief Financial Officer of Insight Enterprises, Inc. ("Insight"). Insight is a technology company and a vendor of APS, providing information technology services and computer hardware and software products. For these products and services, APS paid less than $2.23 million to Insight in 2023, which is less than 0.020% of each of the Company's and Insight's revenues for 2023. Because the amounts paid to Insight were such a small portion of both companies total revenues, the Corporate Governance and Public Responsibility Committee has determined that these payments are not material to Ms. Bryan.

Human Resources Committee Interlocks and Insider Participation

The members of the Human Resources Committee in 2023 were Ms. Munro, Ms. Sims, Messrs. Fox, de la Melena, Jr., Trevathan, Jr., Nordstrom and Spence. None of the members of the Human Resources Committee is or has been an officer or employee of the Company or any of its subsidiaries, or otherwise had any relationships or transaction with the Company requiring disclosure hereunder. No executive officer of the Company served on the compensation committee or board of any company that employed, or had as an officer, any member of the Human Resources Committee or the Board.

Helpful Resources

Our Company	
Pinnacle West Capital Corporation:	http://www.pinnaclewest.com
APS:	http://www.aps.com
Annual Meeting	
Annual meeting online:	http://www.virtualshareholdermeeting.com/PNW
Proxy materials:	http://www.proxyvote.com
Board of Directors	
Pinnacle West Board:	http://www.pinnaclewest.com/about-us/corporate-governance/board-of-directors/
Board Committees	
Audit Committee Charter:	http://www.pinnaclewest.com/about-us/corporate-governance/committee-summary/audit-committee
Corporate Governance and Public Responsibility Committee Charter:	http://www.pinnaclewest.com/about-us/corporate-governance/committee-summary/corporate-governance-committee
Finance Committee Charter:	http://www.pinnaclewest.com/about-us/corporate-governance/committee-summary/finance-committee
Human Resources Committee Charter:	http://www.pinnaclewest.com/about-us/corporate-governance/committee-summary/human-resources-committee/
Nuclear and Operating Committee Charter:	http://www.pinnaclewest.com/about-us/corporate-governance/committee-summary/nuclear-and-operating-committee/
Governance Documents	
Code of Ethics and Business Practices:	http://www.pinnaclewest.com/about-us/corporate-governance/code-of-ethics-and-business-practices/
Code of Ethics for Financial Executives:	http://www.pinnaclewest.com/about-us/corporate-governance/code-of-ethics-for-financial-executives/
Corporate Governance Guidelines:	http://www.pinnaclewest.com/about-us/corporate-governance/corporate-governance-guidelines/
Other	
APS's Clean Energy Commitment:	http://www.aps.com/cleanenergy/
Corporate Responsibility Report:	http://www.pinnaclewest.com/corporate-responsibility/
Political Participation Policy:	http://www.pinnaclewest.com/about-us/corporate-governance/Political-Participation-Policy

Appendix A: Rules of Conduct for the Pinnacle West Capital Corporation Annual Meeting of Shareholders

We welcome you to the 2024 Annual Meeting of Shareholders of Pinnacle West Capital Corporation (the "Company"). In fairness to all of our shareholders participating in the meeting, and in the interest of having an informative, orderly, and constructive meeting within a reasonable period of time, we have adopted the following Rules of Conduct:

- The business of the meeting will follow the order set forth in the Agenda, subject to the Chairman's discretion.
- Only shareholders of record on March 14, 2024, or their proxy holders, may participate in the meeting, vote, or submit a question for the question and answer session.
- Shareholders, or their designated representatives, presenting shareholder proposals may speak during the business session when called upon by the Chairman and only to present the proposal. The shareholder or representative will have up to two minutes to present his or her proposal. The Chairman reserves the right to mute or disconnect the shareholder or representative if either of these rules are not complied with by the shareholder or the representative.
- The Company will consider questions that are submitted prior to the adjournment of the formal portion of the meeting and that are submitted online in the designated field on the web portal; submissions must include the submitting shareholder's name and number of shares the shareholder owns or controls, together with the question in the question field.
- If multiple questions are submitted by a single shareholder, the Company will consider only one question per shareholder until all shareholders have had the opportunity to have a single question considered and only if time permits; the order in which questions are considered will be at the discretion of the Chairman.
- Shareholder questions must be of general interest to all shareholders. This meeting is not to be used as a forum to present economic, political, social, or other views. The questions of all shareholders are welcome; however, the purpose of the meeting will be observed and the Company will not respond to questions that: (a) are not written in the form of a question; (b) are irrelevant to the business of the Company or the conduct of its operations; (c) are related to pending or threatened litigation or legal issues; (d) contain references that are offensive, derogatory, or otherwise not in good taste; (e) are unduly prolonged; (f) are substantially repetitious of questions submitted by other shareholders; (g) are discussions related to personal issues; or (h) do not comply with these Rules of Conduct. The Chairman has discretion as to whether or not a question will be answered. The determination by the Chairman as to whether a question will be answered or complies with these Rules of Conduct will be binding.
- Questions from multiple shareholders on the same topic or that are otherwise related may be grouped, summarized, and answered together.
- In the event we are not able to answer all the questions that are asked during the meeting, the unanswered questions, and our responses, will be posted on our website shortly after the meeting, as long as they comply with the Rules of Conduct.
- The recording of the Annual Meeting in any manner is strictly prohibited without the express written permission of the Company.
- The Chairman shall have all authority necessary to preside over the meeting and may make any and all determinations with respect to the conduct of the meeting and procedures to be followed during the meeting.
- In the event of any disorder or meeting disruption, the Chairman may immediately adjourn the meeting or take such other action as the Chairman deems necessary.

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The APS Promise

Our Purpose
As Arizona stewards, we do what is right for the people and prosperity of our state.

Our Vision
Create a sustainable energy future for Arizona.

Our Mission
Serve our customers with clean, reliable and affordable energy.

Our Principles

Design For Tomorrow	Empower Each Other	Succeed Together
See the way forward	Embrace diverse perspectives	Create clarity
Innovate with courage	Challenge respectfully	Anchor in safety
Value learning	Unite as one team	Deliver for the community



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PINNACLE WEST
CAPITAL CORPORATION



pinnaclewest.com

CS#2401580

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PINNACLE WEST CAPITAL CORPORATION
ATTN: SHAREHOLDER SERVICES
400 NORTH FIFTH STREET, STA 8602
PHOENIX, AZ 85004

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Daylight Time on May 21, 2024 for shares held directly and 11:59 P.M. Eastern Daylight Time on May 19, 2024 for shares held in a Savings plan. Have your Proxy Card in hand when you access the website and follow the instructions to obtain your records and to create an electronic Voting Instruction Form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/PNW**

You may attend the Meeting via the internet and vote during the Meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Daylight Time on May 21, 2024 for shares held directly and 11:59 P.M. Eastern Daylight Time on May 19, 2024 for shares held in a Savings plan. Have your Proxy Card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your Proxy Card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V30707-P04631-Z86856

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

PINNACLE WEST CAPITAL CORPORATION

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. To elect nine directors to serve until the 2025 Annual Meeting of Shareholders.	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:

01) Glynis A. Bryan
02) Gonzalo A. de la Melena, Jr.
03) Richard P. Fox
04) Jeffrey B. Guldner
05) Bruce J. Nordstrom
06) Paula J. Sims
07) William H. Spence
08) Kristine L. Svinicki
09) James E. Trevathan, Jr.

The Board of Directors recommends you vote FOR proposal 2:

	For	Against	Abstain
2. To hold an advisory vote to approve executive compensation.	☐	☐	☐

The Board of Directors recommends you vote FOR proposal 3:

	For	Against	Abstain
3. To ratify the appointment of our independent accountant for the year ending December 31, 2024.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

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Dear Shareholders,

The 2024 Annual Meeting of Shareholders of Pinnacle West Capital Corporation will be held on May 22, 2024, at 1:30 p.m., Eastern Daylight Time. Shareholders may participate in the Annual Meeting by logging into the following website www.virtualshareholdermeeting.com/PNW. At the Annual Meeting, shareholders will be asked to: (i) elect nine (9) directors to serve on the Board until the 2025 Annual Meeting of Shareholders; (ii) hold an advisory vote to approve executive compensation; and (iii) ratify the appointment of our independent accountant for the year ending December 31, 2024.

Your vote is important and you may vote this proxy in one of three ways - by internet, by telephone, or by mail. The reverse side of this letter provides voting information for all three methods.

Sincerely,

Diane Wood
Corporate Secretary

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Proxy Statement and Form 10-K Wrap are available at www.proxyvote.com.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

V30708-P04631-Z86856

PROXY — Pinnacle West Capital Corporation

Notice of the 2024 Annual Meeting of Shareholders

Proxy solicited on behalf of the Board of Directors for the Annual Meeting on May 22, 2024

The undersigned hereby appoints Jeffrey B. Guldner and Robert E. Smith, individually and together, as proxies for the undersigned, each with full power of substitution, to attend the Annual Meeting of Shareholders (the "Annual Meeting") of Pinnacle West Capital Corporation (the "Company") to be held on May 22, 2024 at one-thirty p.m. (1:30 p.m.), Eastern Daylight Time, and at any adjournment or postponement thereof, and to vote as specified in this proxy all the shares of stock of the Company which the undersigned would be entitled to vote if personally present. The proxies of the undersigned may vote according to their discretion on any other matter that may properly come before the meeting.

If the undersigned has voting rights with respect to shares of Company common stock under the Pinnacle West Capital Corporation Savings Plan (the "Plan"), then the undersigned hereby directs the trustee of the Plan to vote the shares equal to the number of share equivalents allocated to the undersigned's account under the Plan on all matters properly coming before the Annual Meeting, and at any adjournment or postponement thereof, in accordance with the instructions given herein. Shares under the Plan for which instructions are not received by 11:59 p.m., Eastern Daylight Time, on May 19, 2024, will be voted by the trustee in accordance with the Plan and trust documents. This proxy will be considered to be confidential voting instructions to the Plan trustee and to any entity acting as tabulating agent for the Plan trustee.

ALL SHARES OF COMMON STOCK REPRESENTED HEREBY WILL BE VOTED AS SPECIFIED. IF NO SPECIFICATION IS MADE, THOSE SHARES WILL BE VOTED FOR THE NOMINEES LISTED IN PROPOSAL 1, FOR PROPOSAL 2, AND FOR PROPOSAL 3.

In their discretion, the proxies are authorized to vote on such other matters as may properly come before the meeting or any adjournment or postponement thereof.

Address changes and comments can be sent to Pinnacle West's Shareholder Services Department: shareholderdept@pinnaclewest.com

(Items to be voted appear on reverse side.)